THE CHUBB CORPORATION

Annual Report 2002






DOING WHAT'S RIGHT





CHUBB
800 22 48 22

THE CHUBB CORPORATION

In 1882, Thomas Caldecot Chubb and his son Percy opened a marine underwriting business in the seaport district of New York City. The Chubbs were adept at turning risk into success, often by helping policyholders prevent disasters before they occurred. By the turn of the century, Chubb had established strong relationships with the insurance agents and brokers who placed their clients' business with Chubb underwriters.

"Never compromise integrity," a Chubb principle, captures the spirit of our companies. Each member of the Chubb organization seeks to stand apart by bringing quality, fairness and integrity to each transaction.

The Chubb Corporation was formed in 1967 and was listed on the New York Stock Exchange in 1984. Today, Chubb stands among the largest property and casualty insurers in the United States and the world. Chubb's 13,300 employees serve customers from offices throughout North America, Europe, South America and the Pacific Rim.

The principles of financial stability, product innovation and excellent service combined with the high caliber of our employees are the mainstays of our organization.

Contents

1 Letter to Shareholders

8 Doing What's Right: a photo essay

17 Management's Discussion and Analysis

44 Ten-Year Financial Summary

48 Consolidated Financial Statements

52 Notes to Consolidated Financial Statements

77 Corporate Directory



From left: John D. Finnegan, President and Chief Executive Officer, and Joel J. Cohen, Chairman of the Board

Dear Fellow Shareholder:

Although certainly not as tumultuous as 2001 — the year of the September 11th tragedy and the collapse of Enron — 2002 proved to be one of the most challenging years in Chubb's history. Earnings growth in several of our insurance businesses was masked by a number of major developments. Most notably, we substantially increased our asbestos reserves following a review of present and potential claims in this area, and our executive protection and financial institutions coverages experienced a proliferation of claims as litigation against corporate officers and directors continued to flow from the corporate scandals of the past two

2002 Business Mix by Net Written Premiums
($ in billions)


Commercial Insurance $3.4
Personal Insurance $2.3
26%
37%
37%
Specialty Insurance $3.3

WE SAW DRAMATIC PREMIUM GROWTH OF 30% WITHOUT A COMMENSURATE INCREASE IN RISK ASSUMED. AND, THANKS TO THE SUBSTANTIALLY IMPROVED PRICING ENVIRONMENT, OUR OPERATING COMPANIES GENERATED EXCEPTIONALLY STRONG CASH FLOW OF ABOUT $2.4 BILLION.

years. We take no comfort from the fact that nearly all of our major competitors also found it necessary to strengthen their reserves. We know that our performance in 2002 simply was not up to your expectations, and we are committed to taking the steps necessary to enable Chubb to deliver sustainable, profitable long-term growth.

The good news is that there is a strong foundation for us to deliver on that commitment. In 2002, an underlying trend of favorable "hard" market conditions continued to benefit Chubb and other insurers. We increased prices and tightened terms and conditions across most of our major lines to better reflect our exposures. During the year, we saw dramatic premium growth of 30% without a commensurate increase in risk assumed. And, thanks to the substantially improved pricing environment across all of our business lines, our operating companies generated exceptionally strong cash flow of about $2.4 billion, up from just over $1 billion in 2001. We expect favorable market conditions to continue in 2003, and the outlook for 2004 is positive as well.

Review of 2002, Positioning for 2003

Chubb Commercial Insurance (CCI), which offers businesses a broad range of standard property and liability coverages and which represented 37% of our total 2002 premiums, produced strong growth and solid underwriting results due to higher prices, disciplined risk selection, and tighter terms and conditions. Net written premiums grew 37%. CCI's combined ratio was 118.6%, which included the $700 million increase in our asbestos and toxic waste reserves in the third and fourth quarters, all of which related to policies written before 1984. Excluding these charges, CCI's combined ratio was 94.5%. We see a



From left: John J. Degnan, Vice Chairman and Chief Administrative Officer; Thomas F. Motamed, Vice Chairman and Chief Operating Officer; and Michael O'Reilly, Vice Chairman, Chief Investment Officer and acting Chief Financial Officer.

continuation of favorable market conditions for CCI.

Chubb Specialty Insurance (CSI), which offers specialty commercial products such as executive protection and financial institutions coverages and which accounted for 37% of our total 2002 premiums, was especially challenged by the increase in claims arising from litigation related to the corporate scandals and Wall Street excesses of recent years. Net written premiums grew 34%, and the combined ratio was 101.8%. Excluding the benefit of the Enron surety settlement, the combined ratio was 104.8%.

We believe shareholder litigation peaked in 2002 and that corporations overall have improved their governance in reaction to events like the collapse of Enron. Nevertheless, many of these lawsuits will wind their way through the judicial system for years to come, and it is difficult to predict the size of jury awards or settlements. Accordingly, we and other insurers have had no alternative but to charge much higher prices to insure directors and officers of public companies and to insist on a more vigorous defense of shareholder litigation and increased financial participation by our customers.

New Management Team

In December 2002, Chubb transitioned to a new leadership team. After a 39-year career at the company, in April 2002 Chubb's Chairman and CEO, Dean R. O'Hare, announced plans to retire. The Board of Directors immediately formed a search committee, which cast a wide net to find the best person to lead Chubb. In November 2002, the Board selected John D. Finnegan, former head of General Motors Acceptance Corporation, as President and CEO. Joel J. Cohen, who has served as a Chubb director for 19 years, was named non-executive Chairman of the Board. In addition, the Board elevated three veteran Chubb leaders to the position of Vice Chairman. Thomas F. Motamed is Vice Chairman and Chief Operating Officer; John J. Degnan is Vice Chairman and Chief Administrative Officer; and Michael O'Reilly is Vice Chairman, Chief Investment Officer and acting Chief Financial Officer.

WE EXPECT OUR SPECIALTY COMMERCIAL BUSINESS TO BEGIN TO RETURN TO PROFITABILITY THROUGH A COMBINATION OF CONTINUING RATE INCREASES AND A LEVELING OFF OF DIRECTORS & OFFICERS AND ERRORS & OMISSIONS CLAIM ACTIVITY.

We are also reprofiling our book of business toward companies with less exposure.

CSI has experienced tough times, but it is a good business that we believe has turned the corner. We expect to see this business begin to return to profitability through a combination of continuing rate increases and a leveling off of directors & officers and errors & omissions claim activity.

One of CSI's stars in 2002 was Chubb Re, the reinsurance business we launched in 1998. Chubb Re grew premiums 75% over 2001. Going forward, Chubb Re expects to benefit from a continued increase in demand for reinsurance capacity.

Chubb Personal Insurance (CPI), which offers consumers insurance protection for their homes, automobiles and other substantial assets and which represented 26% of our total 2002 premiums, had a profitable year. Net written premiums grew by 17%, and the combined ratio was 97.2%.

The good news for CPI in 2002 was that catastrophe losses were far below average. The bad news was the continued proliferation of homeowners' claims related to water damage and mold, particularly in Texas. Mold is certainly not a new phenomenon, yet it has emerged as a significant issue due in part to the increased use of airtight, non-ventilated construction materials and techniques that do not permit water to escape once it has seeped in, and to an unrealistic level of fear about its health impact. We and other insurers are addressing the mold problem by asking state regulators to allow us to limit mold coverage or to offer it as a separate coverage at substantially higher rates.

Other CPI lines, including personal automobile, personal excess liability, yacht and valuable articles, experienced profitable growth in 2002, and we are optimistic about maintaining the profitable growth of these lines in 2003.

Adequacy of capital is important for all businesses but especially for insurance companies, which must support premium growth with increased capital. To alleviate the capital strain resulting from dramatic premium growth and large reserve increases, we raised $600 million of additional capital in November 2002. Nevertheless, we incurred downgrades by rating agencies, as did most of our competitors. Our ratings are still better than most of our major competitors and should continue to support our position as the property and casualty insurer of choice.

Looking Forward

Each and every day, Chubb is represented by thousands of employees who take enormous pride in fulfilling our commitment to prompt and fair claims handling, responsible under-writing and top-notch service to our customers and the 8,000 independent agents and brokers who market our policies throughout the world. These qualities set Chubb apart from our competitors, and they remain the foundation of our strategy going forward. To generate the kinds of returns we would like to deliver to our shareholders, we must also intensify our focus on the basics — especially disciplined capital deployment and aggressive risk management.

A look at Chubb's history shows that when our company achieves such focus and discipline, it can deliver results. The exceptional performance of Chubb Commercial Insurance in 2002 is a perfect example. In 1998, our commercial underwriters saw that severely inadequate rates following years of price wars had to stop or the business had no future. They implemented a complete restructuring of our commercial business, culling a significant



Dean R. O'Hare

Dean R. O'Hare began his career at Chubb in 1963 as an underwriting trainee, rising through the ranks to become chief financial officer in 1981 and chief executive officer in 1988. Chubb experienced rapid change and growth during his years at the helm, as he expanded the company's specialty focus while strengthening its brand-defining emphasis on claim service and underwriting expertise.

A leading voice of the business community on international trade issues, he also left his mark as the industry leader who was first to declare that "doing what's right" meant promptly paying claims stemming from the World Trade Center attack.

THE CURRENT FAVORABLE INSURANCE MARKET PROVIDES US WITH THE OPPORTUNITY TO GENERATE HIGH RETURNS, BUT WE NEED TO DO SO IN A MORE CAPITAL-CONSTRAINED ENVIRONMENT. ACCORDINGLY, WE ARE TAKING A CLOSE LOOK AT UNDERPERFORMING ASSETS, LINES OF BUSINESS AND GEOGRAPHIC LOCATIONS WITH AN EYE TO REDEPLOYING THE CAPITAL THEY CONSUME TO THOSE INSURANCE BUSINESSES WHERE THE RESOURCES CAN BE USED MORE PROFITABLY.

portion of the underperforming book, seeking rate increases on the rest and accepting a loss of business where necessary. As a result, today Chubb Commercial Insurance is producing strong growth and solid underwriting profits.

Our goal is to achieve that same focus and discipline throughout our organization so that Chubb can generate attractive returns over the long term. The current favorable insurance market provides us with the opportunity to generate high returns in our property and casualty insurance businesses, but we need to do so in a more capital-constrained environment. Accordingly, we are taking a close look at underperforming assets, lines of business and geographic locations with an eye to redeploying the capital they consume to those insurance businesses where the resources can be used more profitably.

One initiative we already are undertaking in this area is our review of strategic alternatives with respect to Chubb Financial Solutions (CFS). We entered this business, which provides structured risk financial products, in 2000 because of its potentially attractive growth and return-on-equity characteristics. However, as we have seen since the middle of 2002, CFS has increased the volatility of our earnings due to mark-to-market accounting requirements, and further expansion of the business could result in additional volatility. Moreover, the downgrading of our corporate debt rating could limit CFS's opportunities to participate competitively in the higher-quality credit-derivatives markets where our appetite has historically been concentrated. Finally, and most importantly, improved conditions in the insurance market have presented our property and casualty businesses with some of the best opportunities that we have seen in years. But, as we have noted, capturing the full benefit of these opportunities will require an increased commitment of capital, which would limit the resources available to the CFS business.

Your management team is painfully aware of the low market valuation of Chubb's stock. Most other property and casualty insurers also fared very poorly in 2002, as the industry reflected geopolitical and economic uncertainties, as well as concerns about massive reserve increases, ratings downgrades and capital adequacy. We sense that the current market climate, however, is overemphasizing the negatives and discounting the positives. As our financial results begin to reflect our focus on our insurance businesses and our more disciplined utilization of capital, we are confident that the market will take note of our progress.

Chubb's insurance businesses are solid, the pricing climate is better than it has been in years and we continue to strive to enhance our reputation of being the gold standard in the property and casualty insurance business. There's much work to be done, and we look forward to reporting back to you on our progress.

We thank our shareholders, customers, producers and employees for your continued support.

Joel J. Cohen
Chairman of the Board

John D. Finnegan
President and CEO

March 7, 2003

WE SENSE THAT THE CURRENT MARKET CLIMATE IS OVEREMPHASIZING THE NEGATIVES AND DISCOUNTING THE POSITIVES. CHUBB'S INSURANCE BUSINESSES ARE SOLID, THE PRICING CLIMATE OF OUR BOOK OF BUSINESS IS BETTER THAN IT HAS BEEN IN YEARS AND WE CONTINUE TO STRIVE TO ENHANCE OUR REPUTATION OF BEING THE GOLD STANDARD IN THE PROPERTY AND CASUALTY INSURANCE BUSINESS.

"...WHILE AN INSURANCE POLICY IS A LEGAL CONTRACT THAT EXPRESSES OUR MINIMUM RESPONSIBILITY, THERE ARE MANY OCCASIONS WHEN EQUITY DEMANDS THAT WE RECOGNIZE A MORAL OBLIGATION BEYOND THE STRICTLY LEGAL TERMS — AND THIS IS ALWAYS A CONSIDERATION IN OUR SETTLEMENTS."

Hendon Chubb (1874 – 1960)

From our earliest days as a maritime insurer with one office in lower Manhattan, a singular commitment to "doing what's right" has guided and unified Chubb's people. Since 1882, we have shared an understanding that the pursuit of our business goals must always proceed within the context of certain core values.

These values — honesty, integrity, and compassion for those who have suffered a loss — have endured for a simple reason: they continue to add value. Each new day presents opportunities for us to provide reasons for our customers, producers, employees and shareholders to trust us and to choose us.

Consider a few of the awards Chubb received in 2002:

- In the Goldman Sachs Survey of U.S. insurance producers, the quality of our claim service was rated number one. In addition, Chubb was recognized for its innovative, customer-focused claims service worldwide at the second annual Insurance Day awards.
- The Insurance Brokers Association of New York named us Insurer of the Year for the role we played in the post-September 11 marketplace. Chubb also received local insurer awards in Australia, the United Kingdom and Singapore.
- *Money* magazine recognized Chubb on its list of Corporate America's Best Benefits.
- Chubb ranks on "Best Company to Work For" lists in the United States, Canada and Latin America.

The profiles on the following pages explore some of the reasons why Chubb remains the choice of employees, producers, customers and shareholders worldwide. At the heart of our success is a desire to do what's right, whether it's for a multinational conglomerate, a family-owned business, a personal lines customer who has suffered a devastating property loss, or a community in crisis. As much as Chubb's operations and the world around us have changed over the years, we always have been served well by putting people first.


GROUPE PINAULT PRINTEMPS REDOUTE

Already well-known as a retailer throughout Europe, Groupe Pinault Printemps Redoute is aiming to become the world leader in specialized distribution and a major force in the luxury goods market. With a presence in more than 65 countries, its operations also include a professional services division and financial and credit services. When this diversified organization went shopping for the best in multinational insurance, Chubb made the sale. Our Paris team drew upon risk management, legal and financial expertise found in Paris, London and Chubb's home office to provide a comprehensive solution that included executive protection, general liability, crime, personal accident, business travel, excess property and business interruption coverage. Risk manager Georges Giely characterizes his company's relationship with Chubb as "a true partnership based on trust and respect." Says Giely, "Chubb always acts in good faith and works hard to find the best solutions."

Photo: Beneath the stained-glass rotunda that crowns Printemps' flagship store in Paris are Georges Giely, risk manager, Groupe Pinault Printemps Redoute; Didier Arminjon, Chubb's executive protection manager for Southern Europe; and Jonathan Poole, commercial insurance manager, Chubb France.



Merit Medical Systems, Inc.

Since 1987, Salt Lake City-based Merit Medical has been designing, manufacturing and marketing medical devices used by doctors and clinicians worldwide in the diagnosis and treatment of cardiovascular and vascular disease. Merit, which was selected for inclusion in *Forbes* magazine's 2002 list of the 200 Best Small Companies in America, has achieved a world leadership position in most of the markets it serves by providing high-quality products with an emphasis on serving customers' needs. The people at Merit expect the same from their insurance provider. "One of our goals is to partner with insurance companies and brokers who first listen to our needs and then make every effort to meet them," says Fred Lampropoulos, chairman and CEO. "In these uncertain times, we can count on Chubb to bring stability and solutions to complex risk management issues."

Photo: At Merit Medical's automated raw materials warehouse in Utah are Leigh Weintraub, chief operating officer, and Fred Lampropoulos, chairman and CEO, Merit Medical. Continuing clockwise, also pictured are Karl Butler, Chubb's loss control services manager in Salt Lake City; Noel Bertman, Chubb's life sciences underwriter in Denver; and agent Craig K. Poulton of Poulton Associates Inc.



MR. & MRS. DAVID WILSON

David Wilson, Chairman and CEO of Toronto-based Scotia Captial, and his wife Shelagh know a good investment when they see one. When their Toronto home suffered severe smoke damage from a basement fire last spring, the returns from their relationship with Chubb and broker Toby Hull of the Hull Group exceeded their expectations. "I'm sure it would have been easier to raze the structure and start anew, but Chubb respected the emotional attachment we had to our home of 10 years," says David Wilson. "They worked closely and patiently with us to recreate what we had lost." Equally important to this couple was Chubb's coverage for their family's additional living expenses during the nine-month reconstruction. Shelagh Wilson adds, "Chubb's no-hassle approach helped us resume our lives and barely miss a beat." Chubb customers often have complex insurance needs requiring special attention and expertise. "Doing what's right" for these customers means providing a program crafted to give them the breadth, flexibility, choice and control they expect.

MTS SYSTEMS CORPORATION



As the world's leading supplier of mechanical testing and simulation equipment, MTS Systems Corporation knows the score when it comes to keeping people safe. Whether it's used to test delicate electronics or to reproduce the force of an earthquake, MTS equipment helps ensure the quality and safety of countless products and structures used every day by people throughout the world. "Occasionally our customers ask us to help them solve unusual testing needs, which can involve risks and exposures we have never seen," says Tom Minneman, treasurer of MTS. "Chubb helps us safeguard our own interests by providing sound advice on the boundaries of acceptable risk and guidance on the liability exposures associated with acquisitions, new product offerings and market entrees worldwide."

Photo: Standing in front of a road simulator at MTS headquarters in Eden Prairie, MN, are (clockwise from left front) Brian Zimmer, loss control consultant, and Steve Heimer, technology insurance specialist, both of Chubb's Minneapolis office; agent Clifford F. Lake, Sr., president, C.F. Lake & Company Incorporated; and Tom Minneman, treasurer, MTS Systems Corporation.


TOMMY BAHAMA

Tommy Bahama's finely tuned brand of clothing, accessories, home furnishings and restaurants can best be described as *Paradise Found*. Since 1992, company cofounders Tony Margolis, Lucio Dalla Gasperina and Bob Emfield have seen their original upscale line of tropical clothing bloom into 24 retail stores and six Tropical Café & Emporium outlets nationwide. While this "purveyor of island lifestyle" relies on its laid-back image to attract customers, the company is all business when it comes to protecting its assets. A Chubb customer since 1996, Tommy Bahama has depended on its Chubb team to provide innovative solutions that keep pace with its rapid growth and diversification. Says Margolis, "In a world where life is one long weekend, we look to Chubb for quality, professional service and expert advice."

Photo: At Tommy Bahama's New York City merchandise showroom are (left to right) agent Paul Mercado, vice president, commercial division, Rand Insurance; Mary Wcislo, Chubb's commercial insurance senior underwriter in New Haven, Connecticut; Tony Margolis, cofounder and president of Tommy Bahama; Thom Nosek, Chubb's casualty practice manager in New Haven; and Walt Travers, vice president, Rand Insurance.

Sam Ash Music Corporation



At Sam Ash Music Stores, playing the instruments is not only allowed, it's encouraged. While remaining true to the values it embraced when the company got its start as a storefront in Brooklyn, New York, Sam Ash Music Corporation now operates over 40 mega-stores across the nation. Known worldwide for its extensive inventory of quality merchandise, including musical instruments, sound and lighting equipment, sheet music and recording equipment, the "world's favorite music store" continues to raise the bar. Paul Ash, company president and the founder's son, points out that "a close family business requires a full line of insurance products — both personal and commercial — along with excellent service and international representation." When the folks at Sam Ash Music Corporation were looking for an insurer that could do it all, Chubb's response was music to their ears.

Photo: Gathered at Sam Ash corporate headquarters in New York are (foreground, clockwise from left) Stu Leibowitz, CFO, Sam Ash Music Corporation; agent Steven Klein, president, S&M Klein Company, Inc.; Richard Ash, CEO; and Sean Ramalho, Chubb's commerical underwriting specialist in Long Island. Pictured in background, clockwise from left, are Bernice Ash; Jerry Ash, chairman; Sam Ash, executive vice president; Paul Ash, president; and David Ash, COO.



The New York Public Library

Nicknamed Patience and Fortitude by Mayor Fiorella LaGuardia during the Depression era, the lions that guard the entrance to the New York Public Library are widely viewed as the trademark of one of the great knowledge institutions of the world. The Library's holdings number in the tens of millions, including the Gutenberg Bible and Thomas Jefferson's manuscript copy of the Declaration of Independence. Fortunately, Chubb wrote the book on protecting the irreplaceable. In addition to being known throughout the industry for our expertise in fine arts and collectibles, we're widely known as specialists in cultural institutions. For us, relationships are everything. "Chubb was there for the library at a time when few if any insurers were willing to address the challenges brought on by the uncertainty of a post-9/11 world," says Marsh USA senior vice president Bill Bradshaw.

Photo: On the steps of the New York Public Library are William K. Bradshaw, senior vice president, Marsh USA Inc.; Laurie Simone, Chubb's senior commercial underwriter for midtown New York; and Robert Schmid, commercial insurance manager for Chubb's New York broker zone.

CHUBB DE CHILE


CHUBB
800 22 48 22

Chubb's founder long ago observed that the company has a moral responsibility to its clients in addition to its contractual obligations. When Central Chile experienced the worst flood in 100 years last June, Chubb de Chile gave new life to an old tradition. Within hours of the flood, a Chubb team led by Chubb de Chile general manager Claudio Rossi organized an effort to assist those in need. Chubb employees and their families delivered blankets, diapers and groceries door-to-door throughout hard-hit rural Lampa. Chubb also donated emergency shelters to be used by families left homeless by rain, flood and landslides. "Our business is about putting the pieces back together again after a loss," said Rossi. "We saw an opportunity to translate that commitment to a community in need."

Photo: Floodwaters that forced more than 60,000 people to leave their homes strand a bus in the outskirts of Santiago, Chile. Inset: Chubb de Chile employees and volunteers load relief supplies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations addresses the financial condition of The Chubb Corporation (the Corporation) and its subsidiaries as of December 31, 2002 compared with December 31, 2001 and the results of operations for each of the three years in the period ended December 31, 2002. This discussion should be read in conjunction with the consolidated financial statements and related notes beginning on page 48.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document may be considered to be "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995, such as statements that include words or phrases as "will result", "is expected to", "will continue", "is anticipated", or similar expressions. Such statements are subject to certain risks, uncertainties and assumptions about our business. The factors which could cause actual results to differ materially from those suggested by any such statements include but are not limited to those discussed or identified from time to time in the Corporation's public filings with the Securities and Exchange Commission and specifically to risks or uncertainties associated with:

- the availability of primary and reinsurance coverage;
- global political conditions and the occurrence of any terrorist attacks, including any nuclear, biological or chemical events;
- the outbreak of war;
- premium price increases and profitability or growth estimates overall or by lines of business, or geographic area, and related expectations with respect to the timing and terms of any required regulatory approvals;
- our expectations with respect to cash flow projections and investment income and with respect to other income;
- the adequacy of loss reserves including:
  - our expectations relating to insurance losses from the September 11 attack and related reinsurance recoverables;
  - our estimates relating to ultimate asbestos liabilities and related reinsurance recoverables;
  - any impact from the bankruptcy protection sought by various asbestos producers and other related businesses;
  - developments in judicial decisions or legislative actions relating to coverage and liability for asbestos and toxic waste claims; and
  - developments in judicial decisions or regulatory actions relating to coverage and liability for mold claims;
- the impact of the current economic climate on companies on whose behalf we have issued surety bonds, and in particular, on those companies that have experienced deterioration in creditworthiness;
- the effects of disclosures by and investigations of public companies relating to possible accounting irregularities, practices in the energy and securities industries and other corporate governance issues, including:
  - the effects on the energy markets and the companies that participate in them, and in particular as they may relate to concentrations of risk in our surety business;
  - the effects on the capital markets and the markets for directors and officers and errors and omissions insurance;
  - claims and litigation arising out of accounting and other corporate governance disclosures by other companies;

– claims and litigation arising out of investment banking practices; and

– legislative or regulatory proposals or changes, including the changes in law and regulation implemented under the Sarbanes-Oxley Act of 2002;

- the occurrence of significant weather-related or other natural or human-made disasters;
- any downgrade in our claims-paying, financial strength or credit ratings; and
- general economic conditions including:

– changes in interest rates, market spreads and the performance of the financial markets, generally and as they relate to credit risks assumed by our Chubb Financial Solutions unit in particular;

– changes in domestic and foreign laws, regulations and taxes;

– changes in competition and pricing environments;

– regional or general changes in asset valuations;

– the inability to reinsure certain risks economically;

– changes in the litigation environment; and

– general market conditions.

The Corporation assumes no obligation to update any forward-looking information set forth in this document, which speak as of March 13, 2003.

Critical Accounting Estimates and Judgments

The consolidated financial statements include amounts based on informed estimates and judgments of management for those transactions that are not yet complete or for which the ultimate effects are uncertain. Such estimates and judgments affect the reported amounts in the financial statements. Those estimates and judgments that were most critical to the preparation of the financial statements involved the adequacy of loss reserves and the recoverability of related reinsurance recoverables, the fair value of credit derivative obligations, the recoverability of the carrying value of real estate properties and the realization of deferred income tax benefits. These estimates and judgments are discussed within the following analysis of our results of operations. If different estimates and judgments had been applied, materially different amounts might have been reported in the financial statements.

Earnings Summary

Net income determined in accordance with generally accepted accounting principles (GAAP) was $223 million in 2002 compared with $112 million in 2001 and $715 million in 2000.

Operating income, which excludes after-tax realized investment gains and losses, was $201 million in 2002 compared with $111 million in 2001 and $681 million in 2000. Management uses operating income, a non-GAAP financial measure, to evaluate its performance because the realization of investment gains and losses in any given period is largely discretionary as to timing and could distort the analysis of trends. Operating income should only be analyzed in conjunction with, and not in lieu of, net income.

Results in 2001 were adversely affected by two large loss events. In the third quarter, we incurred net costs of $645 million, or $420 million after-tax, related to the September 11 attack in the United States. Then, in the fourth quarter, we recognized net surety bond losses of $220 million, or $143 million after-tax, arising from the bankruptcy of Enron Corp.

Results in 2002 were adversely affected by aggregate net losses of $700 million, or $455 million after-tax, recognized in the third and fourth quarters related to asbestos and toxic waste claims. Results in 2002 were also adversely affected by a tax valuation allowance of $40 million from not being able to recognize for accounting purposes certain U.S. tax benefits related to European losses. Conversely, results in 2002 benefited from a reduction of net surety bond losses of $88 million, or $57 million after-tax, resulting from the settlement of litigation related to Enron.

A summary of our results is as follows:

	Years Ended December 31		
	2002	2001 (in millions)	2000
Property and casualty insurance			
Underwriting			
Net premiums written	$9,047.3	$6,961.5	$6,333.2
Increase in unearned premiums	(962.0)	(305.1)	(187.3)
Premiums earned	8,085.3	6,656.4	6,145.9
Claims and claim expenses	6,064.6	5,357.4	4,127.7
Operating costs and expenses	2,822.6	2,260.8	2,076.6
Increase in deferred policy acquisition costs	(212.5)	(86.8)	(62.3)
Dividends to policyholders	36.5	28.5	27.5
Underwriting loss	(625.9)	(903.5)	(23.6)
Investments			
Investment income before expenses	952.2	914.7	890.8
Investment expenses	22.8	12.1	11.6
Investment income	929.4	902.6	879.2
Other charges	(25.3)	(52.3)	(52.2)
Property and casualty income (loss)	278.2	(53.2)	803.4
Chubb Financial Solutions non-insurance business	(69.8)	9.2	2.8
Corporate and other	(73.9)	(22.8)	(6.7)
Consolidated operating income (loss) before income tax	134.5	(66.8)	799.5
Federal and foreign income tax (credit)	(66.4)	(177.8)	118.4
Consolidated operating income	200.9	111.0	681.1
Realized investment gains after income tax	22.0	.5	33.5
Consolidated net income	$ 222.9	$ 111.5	$ 714.6
Property and casualty investment income after income tax	$ 760.6	$ 749.1	$ 735.2

Property and Casualty Insurance

Overview

Our property and casualty business produced income before taxes of $278 million in 2002 compared with a loss of $53 million in 2001 and income of $803 million in 2000.

Results in 2001 and 2002 were impacted by a number of significant items. Results in 2001 were adversely affected by the net costs of $645 million related to the September 11 attack and the net surety losses of $220 million related to Enron. Results in 2002 were adversely affected by the recognition of aggregate net losses of $700 million in the third and fourth quarters related to asbestos and toxic waste claims (the "$700 million asbestos charge"). Results in 2002 benefited from the $88 million reduction in net surety losses resulting from the settlement of litigation related to Enron.

The pre-tax costs of $645 million related to the September 11 attack had three components. First, in our insurance business, we incurred estimated net claims and claim expenses of $555 million plus reinsurance reinstatement costs of $50 million, for an aggregate cost of $605 million. Each of our underwriting segments was affected by the September 11 attack. However, the impact was by far the greatest on our financial institutions business. Second, in our reinsurance business written through Chubb Re, which is included in other specialty results, we incurred estimated net claims and claim expenses of $110 million and recognized reinstatement premium revenue of $80 million, for a net cost of $30 million. Finally, we recorded a $10 million charge, included in other charges, as our share of the losses publicly estimated by Hiscox plc, a U.K. insurer in which we have a minority interest.

We estimate that our gross claims and claim expenses from the September 11 attack were about $3.2 billion. Most of the claims were from property exposure and business interruption losses. We also had significant workers' compensation losses. Our net claims and claim expenses of $665 million were significantly lower than the gross amount due to various reinsurance agreements. Our property exposures were protected by facultative reinsurance, property per risk treaties that limited our net loss per risk, and our property catastrophe treaties. Our workers' compensation losses were protected by a casualty catastrophe treaty and a casualty "clash" treaty that operates like a catastrophe treaty.

Our property per risk reinsurance coverage is in several layers, with separate treaties covering each layer. About 30 reinsurers and 25 individual Lloyds syndicates participate in these treaties. Many of these reinsurers participate in each of the layers. In 2001, these treaties provided limits of up to $140 million for each individual risk in excess of the initial $10 million that we retained. We have approximately 30 individual property claims in excess of $10 million from the September 11 attack. The property per risk reinsurance agreements apply to each of these claims.

Business interruption claims from the September 11 attack will take some time to resolve, while potential liability claims could take years to resolve. Also, certain of our reinsurers are questioning our interpretation and/or application of some provisions of our property per risk reinsurance agreements.

The questions that have been raised generally involve the applicable limit of reinsurance coverage available to us, the definition of what constitutes one risk, our accumulation of exposure in the various buildings destroyed or damaged and our adherence to our underwriting guidelines. We have responded to these questions and are continuing discussions with the reinsurers. Most of the reinsurers are paying, although some are reserving their rights as they continue to discuss their open issues with us. One reinsurer is withholding payments pending the resolution of the questions raised.

Based on current information, we estimate that the aggregate amount of reinsurance recoverable under the property per risk reinsurance agreements related to claims arising from the September 11 attack is approximately $1.2 billion. As of December 31, 2002, approximately $655 million had been billed under these agreements. We had collected $355 million of this amount at that date. Of the remaining $300 million billed, $70 million was outstanding for more than 90 days and, as of February 28, 2003, $24 million of that amount has been collected. The amounts billed relate to those individual losses on which we have already made payments to an insured in excess of our $10 million retention. The balance of the $1.2 billion reinsurance recoverable under the property per risk reinsurance treaties relates to similar claims on which we have not yet made such payments.

We are optimistic that many of the outstanding concerns can be resolved through the ongoing discussions with our reinsurers. Nonetheless, we continue to monitor this situation closely and to consider all alternatives available to us under the property per risk reinsurance agreements, including the commencement of arbitration proceedings to enforce our rights. We believe that our position is strong and that either our responses to the reinsurers' questions will ultimately satisfy them or we will prevail in arbitration should that become necessary.

Our loss reserve estimates related to the September 11 attack are subject to considerable uncertainty. However, we continue to believe that, whether we resolve the open issues with our reinsurers through discussions or through arbitration proceedings, our estimate of our net costs related to the September 11 attack is reasonable. It is possible that our estimate of ultimate gross losses related to the September 11 attack, as well as the collectibility of related reinsurance recoverables, may change in the future, and that the change in estimate could have a material effect on the Corporation's results of operations. However, we do not expect that any such change would have a material effect on the Corporation's financial condition or liquidity.

The surety losses arising from the Enron bankruptcy relate to bonds issued to various obligees in connection with Enron commitments. Although certain of these surety bonds were the subject of litigation, we recognized our maximum exposure of $220 million, net of reinsurance, in the fourth quarter of 2001. As of the end of 2002, the litigation was settled, resulting in an $88 million reduction in our surety loss reserves.

In October 2002, our actuaries and outside actuarial consultants completed their periodic ground-up exposure based analysis of our asbestos related liabilities. Upon completion of the analysis and assessment of the results, we increased our net loss reserves by $625 million in the third quarter. In the fourth quarter, we reduced our previous estimate of reinsurance recoverable on potential asbestos claims, resulting in an additional increase in our net loss reserves of $75 million. Our asbestos related exposure is further discussed under "Loss Reserves."

The net costs related to the September 11 attack, the Enron surety losses and related settlement, and the asbestos charge are significant components in understanding and assessing our financial performance. However, these items had a distorting effect on our results. The following summary adjusts our reported property and casualty income or loss before taxes to exclude the impact of these items.

	2002	2001	2000
		(in millions)	
Property and casualty income (loss) before tax, as reported	$278	$ (53)	$803
Net costs related to the September 11 attack		645	
Net surety bonds losses related to Enron		220	
Increase in asbestos and toxic waste loss reserves	700		
Reduction in surety bond losses resulting from settlement of litigation related to Enron	(88)		
Property and casualty income before tax, as adjusted	$890	$812	$803

As adjusted, property and casualty earnings in 2002 were higher than in the prior year due primarily to a substantial improvement in underwriting results. Earnings in 2001 were similar to those in 2000.

Underwriting Results

Net premiums written amounted to $9.0 billion in 2002, an increase of 30% over 2001. Net premiums written increased 10% in 2001 compared with 2000. Premiums written in 2001 included net reinsurance reinstatement premium revenue of $30 million related to the September 11 attack.

U.S. premiums grew 31% in 2002 and 9% in 2001. Substantial premium growth was achieved outside the United States in 2002 and 2001. Reported non-U.S. premiums grew 27% in 2002 and 12% in 2001. In local currencies, such premiums grew 24% and 16% in 2002 and 2001, respectively.

Net premiums written by class of business were as follows:

	Years Ended December 31		
	2002	2001	2000
		(in millions)	
Personal insurance			
Automobile	$ 536.1	$ 480.2	$ 403.3
Homeowners	1,299.0	1,065.4	927.6
Other	478.6	435.5	391.9
Total personal	2,313.7	1,981.1	1,722.8
Commercial insurance			
Multiple peril	930.1	767.4	734.8
Casualty	1,119.0	799.8	781.3
Workers' compensation	458.2	355.1	320.9
Property and marine	897.4	568.5	503.6
Total commercial	3,404.7	2,490.8	2,340.6
Specialty insurance			
Executive protection	1,702.4	1,348.7	1,274.7
Financial institutions	680.3	534.2	504.9
Other	946.2	606.7	490.2
Total specialty	3,328.9	2,489.6	2,269.8
Total	$9,047.3	$6,961.5	$6,333.2

In 2001, premium growth in personal lines was strong. In our commercial classes, which include multiple peril, casualty, workers' compensation and property and marine, the marketplace improved with many of our competitors increasing rates. As a result, our commercial lines premiums began to increase as we retained more of our accounts at renewal and wrote more new business. Premium growth in specialty lines was restricted in 2001, primarily due to the lack of growth in our executive protection business caused by our writing fewer multi-year policies as well as our initiative to increase pricing and to not renew underperforming accounts.

Premium growth in 2002 was strong in all segments of our business due primarily to higher rates. Premium growth was exceptionally strong in the commercial classes. In the wake of heavy insurance industry losses in recent years, exacerbated by the tragic event of September 11, 2001, many insurance companies have sought substantial price increases, raised deductibles, reduced coverage limits or declined outright to renew coverage. In this environment, we are seeing more opportunities to write new business and we are retaining more of our accounts. We are getting substantial rate increases on business we write, often with more favorable policy terms and conditions. We expect that this trend will continue throughout 2003.

Premium growth in 2002 in our other specialty insurance business was primarily from Chubb Re, our reinsurance business that began operations in 1999.

As a result of the substantial losses incurred by reinsurers in recent years, the cost of reinsurance in the marketplace has increased significantly and reinsurance capacity for certain coverages, such as terrorism, is limited and expensive.

Our casualty per risk and casualty clash treaties in the aggregate cost approximately $20 million more in 2002 than in the previous year. We did not renew a workers' compensation catastrophe treaty in 2002 that had substantially reduced our net losses from the September 11 attack because the terms and price that were offered were unreasonable.

Our property reinsurance program was renewed in April 2002. The property per risk treaty and property catastrophe treaties in the aggregate cost approximately $120 million more on an annualized basis, with more restrictive terms, including terrorism exclusions. Our property per risk retention increased from $10 million to $15 million. Our catastrophe treaty for events in the United States was modified to increase our initial retention, to increase the reinsurance coverage at the top and to reduce our participation in certain layers of the program. The program now provides coverage for individual catastrophic events of approximately 87% of losses between $150 million and $650 million.

The potential increase in our net risk concentrations from a catastrophic event that would result from these changes to our reinsurance arrangements may be offset to some degree by changes to our gross risk profile. In particular, we are making a concerted effort to reduce risk aggregations. Despite this effort, our future operating results could be more volatile due to the changes made to our reinsurance program.

It is expected that the cost of reinsurance will continue to increase in 2003. The changes in our reinsurance program in 2003 will be more subtle than in 2002. We expect to discontinue some lower limit treaties that we believe are no longer economical and to increase our participation in certain layers of the treaties that we renew.

The Terrorism Risk Insurance Act of 2002 (the Terrorism Act) was signed into law on November 26, 2002. The Terrorism Act established a program under which the federal government will share the risk of loss from certain acts of international terrorism with the insurance industry. The program terminates on December 31, 2005. The Terrorism Act is applicable to almost all commercial lines of insurance. Insurance companies with direct commercial insurance exposure in the United States are required to participate in the program. Each insurer has a separate deductible in the event of an act of terrorism before federal assistance becomes available. The deductible is based on a percentage of direct commercial earned premiums from the previous calendar year. For 2003, that deductible is 7% of direct commercial earned premiums in 2002. For losses above the deductible, the federal government will pay for 90% of insured losses, while the insurer contributes 10%. For certain classes of business, such as workers' compensation, terrorism coverage is mandatory. For those classes of business where it is not mandatory, insureds may choose not to accept the terrorism coverage, which would reduce our exposure. While the provisions of the Terrorism Act will serve to mitigate our exposure in the event of a large-scale terrorist attack, our deductible is substantial, approximating $350 million in 2003. Therefore, we continue to monitor concentrations of risk.

We also have exposure outside the United States to risk of loss from acts of terrorism. In some jurisdictions, we have access to government mechanisms that would mitigate our exposure.

The combined loss and expense ratio, expressed as a percentage, is the key measure of underwriting profitability traditionally used in the property and casualty business. We use the statutory definition of combined loss and expense ratio. It is the sum of the ratio of losses to premiums earned (loss ratio) plus the ratio of underwriting expenses to premiums written (expense ratio) after reducing both premium amounts by dividends to policyholders. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the combined ratio is over 100%, underwriting results are generally considered unprofitable.

Underwriting results in 2002 were adversely affected by the $700 million asbestos charge, but such results benefited from the $88 million reduction in surety losses resulting from the settlement of litigation related to Enron. Underwriting results in 2001 were adversely affected by net costs of $635 million related to the September 11 attack and the Enron related surety losses of $220 million. The combined loss and expense ratio, as reported and as adjusted to exclude the effects of the asbestos charge, the Enron surety losses and related settlement, and the September 11 attack, was as follows:

	Years Ended December 31		
	2002	2001	2000
As reported			
Loss ratio	75.4%	80.8%	67.5%
Expense ratio	31.3	32.6	32.9
Combined ratio	106.7%	113.4%	100.4%
As adjusted			
Loss ratio	67.8%	67.7%	67.5%
Expense ratio	31.3	32.8	32.9
Combined ratio	99.1%	100.5%	100.4%

The loss ratio, as adjusted, was similar in the past three years. Losses from catastrophes other than the September 11 attack were $98 million in 2002 which represented 1.2 percentage points of the loss ratio compared with $114 million or 1.7 percentage points in 2001 and $72 million or 1.2 percentage points in 2000. Other than reinsurance recoveries related to the September 11 attack, we did not have any recoveries from our catastrophe reinsurance program during the three year period since there were no other individual catastrophes for which our losses exceeded the initial retention. Our initial retention level for each catastrophic event in the United States was increased from $100 million to $150 million during 2002. Our initial retention is generally $25 million outside the United States.

Our expense ratio decreased in 2002 due to premiums written growing at a substantially higher rate than overhead expenses.

Personal Insurance

Net premiums from personal insurance, which represent 26% of the premiums written by our property and casualty subsidiaries, increased by 17% in 2002 compared with a 15% increase in 2001. In both years, premium growth occurred in all classes. However, as planned, growth in our in-force policy count slowed in 2002. Premium growth in 2002 was particularly significant in our homeowners business due primarily to higher rates and increased insurance-to-value. Homeowners premiums were up 22% in 2002, while the in-force policy count was up 3%.

Our personal insurance business produced modestly profitable underwriting results in 2002 compared with slightly unprofitable results in 2001 and substantial profits in 2000. Results in 2001 included net costs of $20 million related to the September 11 attack. The combined loss and expense ratios for the classes of business within the personal insurance segment, as reported and as adjusted to exclude the effects of the September 11 attack, were as follows:

	Years Ended December 31		
	2002	2001	2000
As reported			
Automobile	97.5%	99.8%	95.9%
Homeowners	104.5	112.6	100.8
Other	77.8	75.8	71.4
Total personal	97.2%	101.3%	92.9%
As adjusted			
Automobile	97.5%	98.7%	95.9%
Homeowners	104.5	111.2	100.8
Other	77.8	75.5	71.4
Total personal	97.2%	100.2%	92.9%

Homeowners results improved in 2002 but remained unprofitable. Results continued to be adversely affected by an increase in the severity of water damage claims, including those related to mold, particularly in Texas. The improvement in 2002 was due to a decrease in the frequency of both catastrophe and non-catastrophe losses, the latter resulting in large part from the mild winter weather in the eastern half of the United States. Results deteriorated significantly in 2001 compared with 2000 due primarily to the substantial increase in the frequency and severity of water damage and mold claims as well as rate deficiencies in several states. Losses from catastrophes other than the September 11 attack represented 2.9 percentage points of the loss ratio for this class in 2002 compared with 5.4 percentage points in 2001 and 7.3 percentage points in 2000. Homeowners results were unprofitable in Europe in each of the past three years. We are in the process of disengaging from our personal lines operations in Continental Europe.

Our remediation plan relating to our homeowners business, which began in the latter part of 2001, is on track. We have made substantial progress in implementing rate increases in states where rates have been deficient. However, we continue to be concerned about the proliferation of water damage claims, including those related to mold. We have made regulatory filings in most states to introduce contract changes that would enable us to treat mold as a separate peril available at an appropriate price. These changes have been implemented in 17 states, including Texas, and approved in 11 other states. If necessary, we will reduce our presence in states where we cannot attain rate adequacy due to regulatory constraints or adverse loss trends.

Our personal automobile business was profitable in each of the last three years. Profitability increased modestly in 2002. Profitability decreased in 2001 compared with 2000 due to an increase in the frequency of losses in the liability component of this business. Results in each year benefited from stable loss severity.

Other personal coverages, which include insurance for personal valuable articles and excess liability, produced highly profitable results in each of the past three years, as favorable loss experience has continued.

Commercial Insurance

Net premiums from commercial insurance, which represent 37% of our total writings, increased by 37% in 2002 compared with a 6% increase in 2001. The substantial premium growth in 2002, which occurred in all segments of this business, was due in large part to significantly higher rates and also to an increase in our in-force count. Retention levels have improved significantly, beginning in the second half of 2001. On the business that was renewed, rates have increased steadily. New business has accelerated, beginning toward the end of 2001. During 2002, we wrote more than two dollars of new business for every dollar of business we lost; during 2001, this ratio was about one to one. The substantial growth in new business was produced with the same underwriting discipline that existed over the past three years when we were shrinking the book of business. We expect that rates will continue to rise but that the level of rate increases will begin to decline.

Our commercial insurance results were adversely affected in 2002 by the $700 million asbestos charge and in 2001 by net costs of $103 million related to the September 11 attack. The combined loss and expense ratios for the classes of business within commercial insurance, as reported and as adjusted to exclude the effects of the asbestos charge and the September 11 attack, were as follows:

	Years Ended December 31		
	2002	2001	2000
As reported			
Multiple peril	99.7%	109.6%	114.5%
Casualty	166.6	114.9	118.7
Workers' compensation	92.3	92.9	99.8
Property and marine	90.2	115.8	115.0
Total commercial	118.6%	110.5%	114.2%
As adjusted			
Multiple peril	99.7%	102.1%	114.5%
Casualty	94.2	111.0	118.7
Workers' compensation	92.3	92.2	99.8
Property and marine	90.2	112.7	115.0
Total commercial	94.5%	106.1%	114.2%

Our commercial insurance results, as adjusted, have shown substantial improvement in each succeeding year. On an as adjusted basis, our commercial insurance business produced an underwriting profit in 2002 compared with underwriting losses in 2001 and 2000. The improvement has been due in large part to the cumulative effect of price increases, better terms and conditions and more stringent risk selection in recent years. While all segments of this business have improved, the improvement has been most significant in our casualty and property and marine classes.

Commercial insurance results, particularly in the casualty classes, were adversely affected in each of the past three years by incurred losses relating to asbestos and toxic waste claims. In addition to the $700 million asbestos charge in 2002, asbestos and toxic waste losses were $41 million in 2002, $61 million in 2001 and $31 million in 2000. The as adjusted combined ratios exclude the effect of the $700 million asbestos charge but include the effect of all other asbestos and toxic waste losses.

Multiple peril results, as adjusted, showed modest improvement in 2002 due to highly profitable overseas results. The improved results in 2001 compared with 2000 were principally in the liability component of this business due to a lower frequency and severity of losses. Losses from catastrophes other than the September 11 attack represented 2.2 percentage points of the loss ratio for this class in 2002 and 3.0 percentage points in 2001. There were virtually no catastrophe losses in 2000.

Results for our casualty business, as adjusted, were profitable in 2002 compared with highly unprofitable results in 2001 and 2000. This business has shown significant improvement in each of the past two years due to higher rates and the culling of business where we could not attain price adequacy. In particular, the automobile component showed substantial improvement, producing highly profitable results in 2002 compared with modestly unprofitable results in 2001 and highly unprofitable results in 2000. Results for the primary liability component also improved in each succeeding year. The excess liability component produced breakeven results in 2002 compared with unprofitable results in 2001 and 2000. As noted above, casualty results in each of the past three years were adversely affected by incurred losses related to asbestos and toxic waste claims.

Workers' compensation results were highly profitable in 2002 and 2001 compared with near breakeven results in 2000. The strong results in 2002 and 2001 were due to higher rates as well as to a lower frequency of losses, resulting in large part from our disciplined risk selection during the past several years.

Property and marine results were profitable in 2002 compared with highly unprofitable results in 2001 and 2000. Results in 2002 benefited from improved pricing, higher deductibles and better terms and conditions. Results in 2001 and 2000 were adversely affected by a high frequency of large losses, both in the United States and overseas. Losses from catastrophes other than the September 11 attack represented 6.6 percentage points of the loss ratio for this class in 2002 compared with 5.4 percentage points in 2001 and 1.7 percentage points in 2000.

Specialty Insurance

Net premiums from specialty insurance, which represent 37% of our total writings, increased by 34% in 2002 compared with a 10% increase in 2001. Premiums in 2001 included net reinsurance reinstatement premium revenue of $35 million related to the September 11 attack, primarily consisting of $80 million of premium revenue in our reinsurance business offset in part by costs of $40 million in our financial institutions business.

Our strategy of working closely with our customers and our ability to differentiate our products continue to enable us to renew a considerable percentage of our executive protection and financial institutions business. The growth in 2002 in executive protection and the professional liability component of our financial institutions business was primarily attributable to higher rates. In response to claim severity trends, we initiated a program in 2001 to increase pricing and improve policy terms and to not renew business that no longer met our underwriting criteria. We have implemented better terms and conditions, including lower policy limits and higher deductibles. Most of our new business is coming from the small to mid-size market. In the standard commercial component of our financial institutions business, rates were higher as well. Growth of this business was somewhat restrained by our management of terrorism exposure concentrations and higher reinsurance costs. Executive protection premium growth in 2001 was only 6% due to our writing fewer multi-year policies and the non-renewal of unprofitable business. Excluding the reinsurance reinstatement costs of $40 million in 2001, financial institutions premium growth was 19% in 2002 and 14% in 2001.

A reunderwriting of our European executive protection business is underway using many of the strategies already implemented in the United States, including substantial rate increases, reductions in policy limits and higher deductibles.

Growth in our other specialty insurance business was primarily from Chubb Re, our reinsurance assumed business. Premiums produced by Chubb Re amounted to $488 million in 2002 compared with $199 million in 2001, excluding the net reinstatement premium revenue of $80 million, and $158 million in 2000. We expect reinsurance assumed business to continue to grow significantly in 2003.

Our specialty insurance results in 2002 benefited from the $88 million reduction in surety losses resulting from the settlement of litigation related to Enron. Results were adversely affected in 2001 by net costs of $512 million related to the September 11 attack and the Enron-related surety losses of $220 million. The combined loss and expense ratios for the classes of business within specialty insurance, as reported and as adjusted to exclude the effects of the September 11 attack and the Enron surety losses and related settlement, were as follows:

	Years Ended December 31		
	2002	2001	2000
As reported			
Executive protection	110.3%	94.0%	86.2%
Financial institutions	110.7	187.7	90.6
Other	77.8	146.2	105.5
Total specialty	101.8%	125.5%	91.3%
As adjusted			
Executive protection	110.3%	94.0%	86.2%
Financial institutions	110.7	94.7	90.6
Other	88.8	99.2	105.5
Total specialty	104.8%	95.3%	91.3%

Our specialty insurance underwriting results, as adjusted, were unprofitable in 2002 compared with profitable results in 2001 and 2000.

Executive protection results were unprofitable in 2002 compared with profitable results in 2001 and 2000. Results in 2002 were adversely affected by deteriorating claim trends in directors and officers liability and errors and omissions liability business due in large part to the corporate abuses and accounting irregularities in recent years. Results in Europe were particularly unprofitable in 2002. Loss experience in Europe started to deteriorate in 2001 due to adverse trends in loss severity caused by an increase in litigation, often involving European companies being sued in U.S. courts for securities fraud. Loss trends in Europe deteriorated further in 2002. Our employment practices liability business was profitable in 2002 compared with unprofitable results in 2001 and 2000. The improvement was due to our strategy to reduce our exposure to accounts with more than 10,000 employees, which are the accounts that had been generating most of our large losses in this class.

Our financial institutions business, as adjusted, produced unprofitable results in 2002 compared with profitable results in 2001 and 2000. The fidelity component of this business was highly profitable in each of the last three years due to favorable loss experience. Results for the professional liability component were highly unprofitable in 2002 compared with modestly unprofitable results in 2001 and profitable results in 2000. The deterioration in 2002 was due to the same claim trends in the United States and Europe experienced in our executive protection business. The standard commercial business written on financial institutions produced profitable results in 2002 and 2001 compared with breakeven results in 2000. Results have improved in each succeeding year due in large part to the rate increases and more stringent risk selection in recent years.

Other specialty results, as adjusted, were highly profitable in 2002 compared with near breakeven results in 2001 and unprofitable results in 2000. Excluding the impact of the Enron bankruptcy, our surety results were highly profitable in each of the past three years. Our reinsurance assumed business generated by Chubb Re produced a modest underwriting gain in 2002 compared with a modest loss in 2001 and 2000. Accident and aviation results also improved in 2002.

The surety business tends to be characterized by infrequent but potentially high severity losses. Since the end of 2001, we have been reducing our exposure on an absolute basis and by specific bond type. The majority of our obligations are intended to be performance-based guarantees. When losses occur, they are mitigated by the customer's balance sheet, contract proceeds and bankruptcy recovery.

Notwithstanding our efforts to manage and reduce our surety exposure, we continue to have substantial commercial surety exposure for outstanding bonds. In that regard, we have exposures related to commercial surety bonds issued on behalf of companies that have experienced deterioration in creditworthiness. Given the current economic climate and its impact on these and other companies, there is an increased likelihood that we may experience an increase in filed claims and may incur high severity losses. Such losses would be recorded if and when claims are filed and determined to be valid.

As a result of disarray in the surety reinsurance market caused by several years of declining prices and high losses, the availability of surety reinsurance in the near term has been significantly reduced. As a result, our future surety results could be more volatile.

We have in force several gas forward purchase surety bonds similar to those we issued on behalf of Enron. The total amount of bonds with one principal, Aquila, Inc., is $550 million. These bonds are uncollateralized. The combined amount of all other gas forward surety bonds is approximately $245 million. Approximately $135 million of these bonds are uncollateralized. Our obligations under these bonds will decline over the terms of the bonds, the longest of which extends until 2012. There is currently no reinsurance in place covering our obligations under any of these bonds.

Under the gas forward purchase surety bond structure, gas suppliers entered into long-term gas purchase agreements pursuant to which they agreed to supply specified quantities of gas to the beneficiaries under our surety bonds. In exchange for the gas purchase agreement, the beneficiaries under our surety bonds made an agreed upon advance payment for the gas. Our surety bonds secure the suppliers' obligation to supply gas. Under the terms of these bonds, our entire obligation to pay could be triggered if the related supplier failed to provide gas under its forward purchase contracts or was the subject of a bankruptcy filing.

Each of the suppliers continues to perform its obligations under the related gas forward purchase agreements. However, certain of these suppliers, including Aquila, Inc., have suffered ratings downgrades. If payment under the Aquila surety bonds were triggered or if payment under all of the other gas forward surety bonds were triggered, such payments would have a material adverse effect on the Corporation's results of operations and liquidity.

Loss Reserves

Loss reserves, which are our property and casualty subsidiaries' largest liability, include significant amounts related to the September 11 attack, to our Enron surety exposure and to asbestos and toxic waste claims. The components of our loss reserves were as follows:

	December 31		
	2002	2001	2000
		(in millions)	
Gross loss reserves			
Total, per balance sheet	$16,713	$15,515	$11,904
Less:			
Related to the September 11 attack	2,063	2,775	
Related to Enron surety exposure	113	333	
Related to asbestos and toxic waste claims	1,136	423	465
Total, as adjusted	$13,401	$11,984	$11,439
Reinsurance recoverable			
Total, per balance sheet	$ 4,071	$ 4,505	$ 1,853
Less:			
Related to the September 11 attack	1,558	2,239	
Related to Enron surety exposure	7	121	
Related to asbestos and toxic waste claims	53	11	15
Total, as adjusted	$ 2,453	$ 2,134	$ 1,838
Net loss reserves			
Total	$12,642	$11,010	$10,051
Total, as adjusted	10,948	9,850	9,601

The loss reserves related to the September 11 attack, our Enron surety exposure and asbestos and toxic waste claims are significant components of our total loss reserves, but they distort the growth trend in our loss reserves. Adjusted to exclude such loss reserves, our loss reserves, net of reinsurance recoverable, increased by $1,098 million or 11% in 2002 compared with $249 million or 3% in 2001.

Net loss reserves, as adjusted, by segment were as follows:

	December 31		
	2002	2001	2000
	(in millions)		
Personal insurance	$ 1,064	$ 900	$ 762
Commercial insurance	4,714	4,661	4,842
Specialty insurance	5,170	4,289	3,997
Net loss reserves, as adjusted	$10,948	$9,850	$9,601

Loss reserves for personal insurance and specialty insurance increased significantly in 2002 and 2001. In particular, in specialty insurance, our European directors and officers and errors and omissions loss reserves for the current and prior accident years increased by about $250 million in the aggregate in 2002. Loss reserves for commercial insurance have not increased, reflecting the significant exposure reductions of the past several years and the improved accident year results in these years due to more stringent risk selection.

A reconciliation of the beginning and ending liability for unpaid claims and claim adjustment expenses for the three years ended December 31, 2002 is included in Note (9) of the Notes to Consolidated Financial Statements.

During 2002, we experienced overall unfavorable development of $790 million on loss reserves established as of the previous year end. This compares with favorable development of $196 million in 2001 and $230 million in 2000. Such development was reflected in operating results in these respective years.

The unfavorable development in 2002 was due primarily to our strengthening asbestos and toxic waste loss reserves by $741 million during the year. In addition, we experienced unfavorable development of about $100 million in the homeowners class due to the increase in the severity of water damage and related mold claims. In the executive protection classes, the adverse loss trends in Europe and the United States in the more recent accident years more than offset favorable loss experience in the United States in older accident years, resulting in unfavorable development of about $50 million during 2002. Offsetting the unfavorable development somewhat was the $88 million reduction in surety loss reserves related to the Enron settlement.

The favorable development in 2001 and 2000 was due primarily to favorable claim experience in our commercial excess liability and executive protection coverages, offset in part by losses incurred related to asbestos and toxic waste claims.

In Item 1 of the Corporation's Form 10-K, we present an analysis of our consolidated loss reserve development on a calendar year basis for the ten years prior to 2002.

Our U.S. property and casualty subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. These annual statements include an analysis of loss reserves, referred to as Schedule P, that presents accident year loss development information by line of business for the nine years prior to 2002. It is our intention to post the Schedule P for our combined U.S. property and casualty subsidiaries on our website as soon as it becomes available.

The process of establishing loss reserves is complex and imprecise as it is subject to variables that are influenced by significant judgmental factors. This is true because claim settlements to be made in the future will be impacted by changing rates of inflation, particularly medical cost inflation, and other economic conditions; changing legislative, judicial and social environments; and changes in our claim handling procedures.

Our loss reserves include amounts related to short tail and long tail classes of business. Short tail classes consist principally of homeowners, personal valuable articles and commercial property business. For these classes, the estimation of loss reserves is less complex because claims are generally reported and settled quickly and the claims relate to tangible property.

Long-tail classes include directors and officers liability, errors and omissions liability and other executive protection coverages, commercial excess liability and other liability classes. Most of our loss reserves relate to long tail liability classes of business. For many liability claims significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary. For the long tail liability classes, a relatively small proportion of net losses in the more recent accident years are reported claims and an even smaller proportion are paid losses. Therefore, a relatively large proportion of our net losses for these classes are reserves for incurred but not reported (IBNR) losses — claims that had not yet been reported to us, some of which were not yet known to the insured, and future development on reported claims. In fact, approximately 60% of our aggregate net loss reserves at December 31, 2002 were for IBNR.

We use a variety of actuarial methods that analyze experience trends and other relevant factors to estimate loss reserves. These methods generally utilize analyses of historical patterns of the development of paid and reported losses by accident year by class of business. This process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is an appropriate basis for predicting future outcomes. For certain long tail classes of business where anticipated loss experience is less predictable because of the small number of claims and/or erratic claim severity patterns, estimates are based on both expected losses and actual reported losses. These classes include directors and officers liability, errors and omissions liability and commercial excess liability, among others. For these classes, we judgmentally set ultimate losses for each accident year based on our evaluation of loss trends and the current risk environment. The expected ultimate losses are adjusted as the accident years mature.

Reserves for asbestos and toxic waste claims cannot be estimated with traditional actuarial techniques that rely on historical accident year loss development factors. We establish case reserves and expense reserves for costs of related litigation where sufficient information has been developed to indicate the involvement of a specific insurance policy. In addition, IBNR reserves are established to cover additional exposures on both known and unasserted claims.

Judicial decisions and legislative actions continue to broaden liability and policy definitions and to increase the severity of claim payments. As a result of this and other societal and economic developments, the uncertainties inherent in estimating ultimate claim costs on the basis of past experience have been exacerbated, further complicating the already complex loss reserving process.

The uncertainties relating to asbestos and toxic waste claims on insurance policies written many years ago are further exacerbated by inconsistent court decisions as well as judicial interpretations and legislative actions that in some cases have tended to broaden coverage beyond the original intent of such policies and in others have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.

Asbestos remains the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. Early court cases established the "continuous trigger" theory with respect to insurance coverage. Under this theory, insurance coverage is deemed to be triggered from the time a claimant is first exposed to asbestos until the manifestation of any disease. This interpretation of a policy trigger can involve insurance companies over many years and increases their exposure to liability.

To date, approximately 65 manufacturers and distributors of asbestos products have filed for bankruptcy protection as a result of asbestos liabilities. The rapid increase in both the frequency and severity of claims in recent years has accelerated the pace at which these bankruptcies have been filed. About 30 of these companies have been pushed into bankruptcy since 2000. In part as a result of these bankruptcies, the volume and value of claims against viable asbestos defendants continue to increase.

Our most significant individual asbestos exposures involve product liability on the part of "traditional" defendants who manufactured, distributed or installed asbestos products. We wrote excess liability and/or general liability coverages for these insureds. While these insureds are relatively few in number, such exposure has increased in recent years due to the increased volume of claims, the erosion of much of the underlying limits and the bankruptcies of target defendants.

Our other asbestos exposures involve non-product liability on the part of "peripheral" defendants, including a mix of manufacturers, distributors and installers of certain products that contain asbestos in small quantities and owners of properties on which asbestos exists. Generally, these insureds are named defendants on a regional rather than a nationwide basis. As the financial resources of traditional asbestos defendants have been depleted, plaintiffs are targeting these peripheral parties with greater frequency and, in many cases, for larger awards. In addition, the plaintiffs' bar continues to solicit new claimants through extensive advertising and through asbestos medical screenings. Litigation is then initiated even though many of the claimants do not show any signs of asbestos-related disease. Thus, new asbestos claims and new exposures on existing claims have continued unabated despite the fact that usage of asbestos has declined since the mid-1970's. Based on published projections, we expect that we will continue receiving asbestos claims at the current rate for at least the next several years.

Asbestos claims initially focused on the major manufacturers, distributors or installers of asbestos products under the products liability section of primary general liability policies as well as under excess liability policies, both of which typically had aggregate limits that capped an insurer's liability. In recent years, a number of asbestos claims by insureds are being presented as "non-products" claims, such as those by installers of asbestos products and by property owners who allegedly had asbestos on their property, under the premises or operations section of primary general liability policies. Unlike products exposures, these non-products exposures typically had no aggregate limits, creating potentially greater exposure. Further, in an effort to seek additional insurance coverage, some insureds with installation activities who have substantially eroded their products coverage are presenting new asbestos claims as non-products operations claims or attempting to reclassify old products claims. The extent to which insureds will be liable under such theories and successful in obtaining coverage on this basis is uncertain.

The expanded focus of asbestos litigation beyond asbestos manufacturers and distributors to installers and premises owners has created, in some instances, conflicts among insureds, primary insurers and excess insurers, mainly involving questions regarding allocation of indemnity and expense costs and exhaustion of policy limits. These issues are generating costly coverage litigation with the potential for inconsistent results.

Federal legislation still appears to be the best vehicle for comprehensively addressing the asbestos problem. However, unified support among various defendant and insurer groups considered essential to any possible reform is lacking. We therefore have assumed a continuing unfavorable legal environment with no benefit from any asbestos reform legislation.

In establishing our asbestos reserves, we evaluate the exposure presented by each insured. As part of this evaluation, we consider the available insurance coverage; limits and deductibles; the potential role of other insurance, particularly underlying coverage below our excess liability policies; and applicable coverage defenses, including asbestos exclusions.

In the third quarter of 2002, our actuaries and outside actuarial consultants commenced their periodic ground-up exposure based analysis of our asbestos related liabilities. As part of this analysis, they considered the following recent adverse trends:

- Estimates of the ultimate liabilities for traditional asbestos defendants have increased as the number of plaintiff claims has surged over the past few years. The notable increase in claimants as well as potential future claimants has resulted in large settlements of asbestos related litigation. As a result, it now appears more likely that many of these traditional defendants will access higher excess layers of insurance coverage as well as more years of coverage than previously anticipated.

- Claims have been more aggressively pursued against peripheral asbestos defendants in recent years, partly in response to the bankruptcy or exhaustion of insurance coverage for many of the major traditional defendants.

- The number of claims filed under the non-aggregate premises or operations section of general liability policies has increased, creating potentially greater exposure.

- The litigation environment has become increasingly adverse. More than half of the lawsuits filed in recent years have been filed in five plaintiff oriented states, where significant verdicts historically have been rendered against commercial defendants.

- The number of asbestos defendants in bankruptcy has increased, resulting in an increase in the number and cost of declaratory judgment lawsuits to resolve coverage disputes and to effect settlements in the bankruptcy courts.

Upon completion of the analysis and assessment of the results, we increased our net asbestos loss reserves by $545 million in the third quarter. Following a thorough review in the fourth quarter by our internal actuarial, claims and reinsurance personnel, we reduced our previous estimate of reinsurance recoverable on potential asbestos claims. As a result, our net asbestos loss reserves increased by an additional $75 million.

The following table presents a reconciliation of the beginning and ending loss reserves related to asbestos claims.

	Years Ended December 31		
	2002	2001 (in millions)	2000
Gross loss reserves, beginning of year	$225	$225	$226
Reinsurance recoverable, beginning of year	10	13	10
Net loss reserves, beginning of year	215	212	216
Net incurred losses	657	57	30
Net losses paid	38	54	34
Net loss reserves, end of year	834	215	212
Reinsurance recoverable, end of year	51	10	13
Gross loss reserves, end of year	$885	$225	$225

Significant uncertainty remains as to our ultimate liability relating to asbestos related claims due to such factors as the long latency period between asbestos exposure and disease manifestation and the resulting potential for involvement of multiple policy periods for individual claims as well as the increase in the volume of claims by plaintiffs who claim exposure but who have no symptoms of asbestos-related disease and an increase in claims filed under the non-aggregate premises or operations section of general liability policies. There is also the possibility of federal legislation that would address the asbestos problem.

Hazardous waste sites are another potential exposure. Under the federal "Superfund" law and similar state statutes, when potentially responsible parties (PRPs) fail to handle the clean-up at a site, regulators have the work done and then attempt to establish legal liability against the PRPs. Most sites have multiple PRPs.

Most PRPs named to date are parties who have been generators, transporters, past or present landowners or past or present site operators. The PRPs disposed of toxic materials at a waste dump site or transported the materials to the site. These PRPs had proper government authorization in many instances. Insurance policies issued to PRPs were not intended to cover the clean-up costs of pollution and, in many cases, did not intend to cover the pollution itself. Pollution was not a recognized hazard at the time many of these policies were written. In more recent years, however, policies specifically exclude such exposures.

As the costs of environmental clean-up became substantial, PRPs and others increasingly filed claims with their insurance carriers. Litigation against insurers extends to issues of liability, coverage and other policy provisions.

There is great uncertainty involved in estimating our liabilities related to these claims. First, the liabilities of the claimants are extremely difficult to estimate. At any given site, the allocation of remediation costs among governmental authorities and the PRPs varies greatly depending on a variety of factors. Second, different courts have addressed liability and coverage issues regarding pollution claims and have reached inconsistent conclusions in their interpretation of several issues. These significant uncertainties are not likely to be resolved definitively in the near future.

Uncertainties also remain as to the Superfund law itself. Superfund's taxing authority expired on December 31, 1995 and has not been re-enacted. Federal legislation appears to be at a standstill. At this time, it is not possible to predict the direction that any reforms may take, when they may occur or the effect that any changes may have on the insurance industry.

Without federal movement on Superfund reform, the enforcement of Superfund liability is shifting to the states. States are being forced to reconsider state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicting state regulation becomes greater. Significant uncertainty remains as to the cost of remediating the state sites. Because of the large number of state sites, such sites could prove even more costly in the aggregate than Superfund sites.

Toxic waste losses appear to be developing as expected due to relatively stable claim trends. In many cases, claims are being settled for less than initially anticipated due to various factors, including more efficient site remediation efforts and increasing success with policy buy backs.

Despite the stable claim trends, we increased our toxic waste loss reserves by $80 million in the third quarter of 2002 based on the most recent estimate of our actuaries and actuarial consultants as to our ultimate exposure.

The following table presents a reconciliation of the beginning and ending loss reserves, net of reinsurance recoverable, related to toxic waste claims. There are virtually no reinsurance recoveries related to these claims.

	Years Ended December 31		
	2002	2001	2000
		(in millions)	
Reserves, beginning of year	$197	$238	$308
Incurred losses	84	4	1
Losses paid	32	45	71
Reserves, end of year	$249	$197	$238

We continually review and update our loss reserves. Based on all information currently available, we believe that the aggregate loss reserves of the property and casualty subsidiaries at December 31, 2002 were adequate to cover claims for losses that had occurred, including both those known to us and those yet to be reported. In establishing such reserves, we consider facts currently known and the present state of the law and coverage litigation. However, given the judicial decisions and legislative actions that have broadened the scope of coverage and expanded theories of liability in the past and the possibilities of similar interpretations in the future, particularly as they relate to asbestos claims and, to a lesser extent, toxic waste claims, additional increases in loss reserves may emerge in future periods. Such increases could have a material adverse effect on the Corporation's future operating results. However, management does not expect that any such increases would have a material effect on the Corporation's consolidated financial condition or liquidity.

Catastrophe Exposure

Our property and casualty subsidiaries have exposure to insured losses caused by hurricanes, earthquakes, winter storms, windstorms and other natural catastrophic events. The frequency and severity of natural catastrophes are unpredictable.

The tragic event of September 11 changed the way the property and casualty insurance industry views catastrophic risk. Numerous classes of business have become exposed to terrorism related catastrophic risks in addition to the catastrophic risks related to natural occurrences. This has required us to change how we identify and evaluate risk accumulations. We have changed our underwriting protocols to address terrorism and the limited availability of terrorism reinsurance. However, given the uncertainty of the potential threats, we cannot be sure that we have addressed all the possibilities.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in an area affected by the event and the severity of the event. We continually assess our concentration of underwriting exposures in catastrophe prone areas globally and develop strategies to manage this exposure through individual risk selection, subject to regulatory constraints, and through the purchase of catastrophe reinsurance. In recent years, we have invested in modeling technologies and concentration management tools that allow us to better monitor and control our accumulations of potential losses from catastrophe exposures. We maintain records showing concentrations of risk in catastrophe prone areas such as California (earthquake and brush fires) and the gulf and east coasts of the United States (hurricanes). We also continue to explore and analyze credible scientific evidence, including the impact of global climate change, that may affect our potential exposure under insurance policies.

Despite these efforts, the occurrence of one or more severe catastrophic events in heavily populated areas could have a material adverse effect on the Corporation's results of operations, financial condition or liquidity.

Investment Income

Property and casualty investment income before taxes increased by 3% both in 2002 compared with 2001 and in 2001 compared with 2000. Growth in 2002 and 2001 was due to an increase in invested assets, which reflected substantial cash flow from operations over the period. Growth in 2002 also benefited from capital contributed to the property and casualty subsidiaries by the Corporation in the fourth quarter of 2001. Growth in both years was dampened by lower available reinvestment rates on fixed maturities that matured in each year.

The effective tax rate on our investment income was 18.2% in 2002 compared with 17.0% in 2001 and 16.4% in 2000. The effective tax rate increased each year as a result of our holding a somewhat smaller proportion of our investment portfolio in tax-exempt securities. On an after-tax basis, property and casualty investment income increased by 2% in 2002 and in 2001. Management uses property and casualty investment income after-tax, a non-GAAP financial measure, to evaluate its investment performance because it reflects the impact of any change in the proportion of our investment portfolio invested in tax-exempt securities and is therefore more meaningful for analysis purposes than investment income before taxes.

Other Charges

Other charges include miscellaneous income and expenses of the property and casualty subsidiaries.

Other charges in both 2001 and 2000 included goodwill amortization of approximately $20 million. The accounting for goodwill was changed in 2002, as discussed further under "Changes in Accounting Principles." As a result, there was no goodwill amortization in 2002.

Other charges in 2001 included a $10 million charge for our share of the losses of Hiscox plc from the September 11 attack.

CHUBB FINANCIAL SOLUTIONS

Chubb Financial Solutions (CFS) was organized by the Corporation in 2000 to develop and provide customized products to address specific financial needs of corporate clients. CFS operates through both the capital and insurance markets. Since its inception, CFS's non-insurance business has been primarily structured credit derivatives, principally as a counterparty in portfolio credit default swap contracts. The Corporation guarantees all of these obligations.

In a typical portfolio credit default swap, CFS participates in the senior layer of a structure designed to replicate the performance of a portfolio of corporate securities, a portfolio of asset-backed securities or a specified pool of loans. The structure of these portfolio credit default swaps generally requires CFS to make payment to counterparties to the extent cumulative losses, related to numerous credit events, exceed a specified threshold. The risk below that threshold, referred to as subordination, is assumed by other parties with the primary risk layer sometimes retained by the buyer. The amount of subordination for each contract varies based on the credit quality of the underlying portfolio and the term to maturity of the contract. Credit events generally arise when one of the referenced entities within a portfolio becomes bankrupt, undergoes a debt restructuring or fails to make timely interest or principal payments on a senior unsecured debt obligation.

Portfolio credit default swaps are derivatives and are carried in the financial statements at estimated fair value, which represents management's best estimate of the cost to exit our positions. Changes in fair value are included in income in the period of the change. Thus, CFS's results are subject to volatility, which could have a significant effect on the Corporation's results of operations from period to period. Valuation models are used to estimate the fair value of our obligation in each credit default swap. Such valuations require considerable judgment and are subject to significant uncertainty.

The fair value of our credit default swaps is subject to fluctuations arising from, among other factors, changes in credit spreads, the financial ratings of referenced asset-backed securities, actual credit events reducing subordination, credit correlation within a portfolio, anticipated recovery rates related to potential defaults and changes in interest rates. Short term fluctuations in the fair value of our future obligations may have little correlation to the ultimate profitability of this business. The ultimate profitability of this business depends on actual credit events over the lives of the contracts. While we have not had to make any payment under any of the contracts, we cannot be certain that there will never be any payment obligation under the credit default swap portfolio. The market risks associated with our obligations under portfolio credit default swaps are discussed under "Market Risk of Financial Instruments – Credit Derivatives."

Revenues from the non-insurance business of CFS, principally consisting of the change in fair value of derivative contracts, were $27 million in 2001 and $12 million in 2000. Revenues were negative $52 million in 2002 due to the adverse impact of changes in fair value during the year. This business produced a loss before taxes of $70 million in 2002 compared with income of $9 million in 2001 and $3 million in 2000.

The substantial loss in 2002 was due to an adverse movement in the mark-to-market adjustment, which resulted in an increase in the fair value of our obligations related to the portfolio credit default swaps. The primary factors contributing to the increase in the fair value of our obligations were downgrades in the financial ratings of certain referenced asset-backed securities, a widening of market credit spreads, and, for one credit default swap, erosion in the risk layers that are subordinate to the CFS risk layer due to actual losses in those subordinate layers.

At December 31, 2002, CFS's aggregate exposure, or retained risk, referred to as notional amounts, from its in-force portfolio credit default swaps was approximately $38.7 billion. The notional amounts are used to express the extent of involvement in swap transactions. These amounts are used to calculate the exchange of contractual cash flows and are not necessarily representative of the potential for gain or loss. The notional amounts are not recorded on the balance sheet.

Our realistic loss exposure is a very small portion of the $38.7 billion notional amount due to several factors. Our position is senior to subordinated interests of $6.4 billion in the aggregate. Of the $6.4 billion of subordination, there were only $97 million of defaults through December 31, 2002, none of which has pierced the subordination limits of any of our contracts. In addition, the underlying credits are primarily investment grade corporate credits and highly rated asset-backed securities.

In addition to portfolio credit default swaps, CFS has entered into a derivative contract linked to an equity market index and a few other insignificant non-insurance transactions.

The notional amount and fair value of our future obligations by type of risk were as follows:

	December 31			
	Notional Amount		Fair Value	
	2002	2001	2002	2001
	(in billions)		(in millions)	
Credit default swaps				
Corporate securities	$21.2	$4.5	$88	$14
Asset-backed securities	15.5	7.4	103	26
Loan portfolios	2.0	2.4	4	8
	38.7	14.3	195	48
Other	.4	.1	9	2
	$39.1	$14.4	$204	$50

The insurance and reinsurance solutions that CFS develops to meet the risk management needs of its customers are written by our property and casualty subsidiaries. Results from this business are included within our insurance results. A property and casualty subsidiary issued a reinsurance contract to an insurer who provides financial guarantees on asset-backed transactions. At December 31, 2002, the amount of aggregate principal commitments related to this contract was approximately $350 million, net of reinsurance. These commitments expire by 2023.

In February 2003, we announced that we are reviewing our strategic alternatives with respect to CFS. Although the risk financing business continues to have attractive growth characteristics and recent market movements have resulted in a favorable pricing environment for writing high quality credit default swaps, several recent developments have led us to examine our continuing commitment to this business. Most significantly, in order to take advantage of very attractive market conditions in the property and casualty insurance business, we will need to commit increasing amounts of capital to this business, which could limit the capital resources available to support CFS's risk financing business. Also, our corporate debt rating has been downgraded to A+, which could limit our opportunities to participate competitively in the AAA credit default swap layer. Finally, as we saw in 2002, CFS's business increases the volatility of our earnings due to mark-to-market accounting requirements.

Corporate and Other

Corporate and other includes investment income earned on corporate invested assets, interest expense and other expenses not allocated to the operating subsidiaries, and the results of our real estate and other non-insurance subsidiaries. Corporate and other produced a loss before taxes of $74 million in 2002 compared with losses of $23 million and $7 million in 2001 and 2000, respectively. The substantially higher loss in 2002 was due to higher interest expense and lower investment income. The higher interest expense in 2002 was due to the issuance of $600 million of debt in the fourth quarter of 2001. The lower investment income in 2002 was due to the decrease in corporate invested assets resulting from the capital contribution to the property and casualty subsidiaries in the fourth quarter of 2001. In 2000, corporate and other included income of $10 million from a noncompete payment related to the sale of the Corporation's 50% interest in Associated Aviation Underwriters, Inc. (AAU).

Real Estate

Real estate operations resulted in a loss before taxes of $6 million in 2002 compared with a loss of $4 million in both 2001 and 2000. These amounts are included in the corporate and other results. In each year, we sold selected commercial properties as well as residential properties. Real estate revenues were $76 million in 2002, $87 million in 2001 and $75 million in 2000.

We own approximately $300 million of land which we expect will be developed in the future. In addition, we own approximately $180 million of commercial properties and land parcels under lease. We are continuing to explore the sale of certain of our remaining properties.

Loans receivable, which amounted to $86 million at December 31, 2002, are primarily purchase money mortgages. Such loans, which were issued in connection with our joint venture activities and other property sales, are generally collateralized by buildings and, in some cases, land. We continually evaluate the ultimate collectibility of such loans and establish appropriate reserves.

The recoverability of the carrying value of our real estate assets is assessed based on our ability to fully recover costs through a future revenue stream. The assumptions used reflect future improvement in demand for office space, an increase in rental rates and the ability and intent to obtain financing in order to hold and develop such remaining properties and protect our interests over the long term. Management believes that it has made adequate provisions for impairment of real estate assets. However, if the assets are not sold or developed or if leased properties do not perform as presently contemplated, it is possible that additional impairment losses may be recognized that would have a material adverse effect on the Corporation's results of operations.

Realized Investment Gains and Losses

Net realized investment gains were as follows:

	Years Ended December 31		
	2002	2001	2000
		(in millions)	
Equity securities	$18	$ 2	$ (1)
Fixed maturities	16	(1)	8
Sale of AAU	—	—	45
Realized investment gains before tax	$34	$ 1	$52
Realized investment gains after tax	$22	$ 1	$34

Decisions to sell securities are governed principally by considerations of investment opportunities and tax consequences. As a result, realized investment gains and losses on the sale of investments may vary significantly from year to year. A primary reason for the sale of fixed maturities in each of the last three years has been to improve our after-tax portfolio return without sacrificing quality where market opportunities have existed to do so.

We regularly review the value of our invested assets for other than temporary impairment. In evaluating whether a decline in value is other than temporary, we consider various factors including the length of time and the extent to which the fair value has been less than the cost, the financial condition and near term prospects of the issuer, whether the debtor is current on contractually obligated interest and principal payments, and our intent and ability to hold the investment for a period of time sufficient to allow us to recover our cost. If a decline in the fair value of an individual security is deemed to be other than temporary, the difference between cost and estimated fair value is charged to income as a realized investment loss.

In 2002, net realized gains on the sale of equities of $85 million were partially offset by writedowns of $67 million due to the recognition of other than temporary impairment on certain securities. Net realized gains on the sale of fixed maturities of $62 million were reduced by other than temporary impairment writedowns of $46 million. In 2001, realized gains on sales of equity securities and fixed maturities of $46 million and $34 million, respectively, were substantially offset by other than temporary impairment writedowns on certain securities. The increase in writedowns in 2002 and 2001 was due to credit deterioration and corporate failures, particularly in the telecommunications and, to a lesser extent, energy-related industries.

Income Taxes

We establish deferred income taxes on the undistributed earnings of foreign subsidiaries. Similarly, we establish deferred tax assets related to the expected future U.S. tax benefit of losses and foreign taxes incurred by our foreign subsidiaries. In the last three years, Chubb Insurance Company of Europe (Chubb Europe) has incurred substantial losses. These losses were the result of underwriting losses due to inadequate prices and adverse claim trends, particularly for directors and officers liability and errors and omissions liability coverages.

At December 31, 2002 and 2001, we recorded a deferred income tax asset of $140 million and $90 million, respectively, related to the expected future U.S. tax benefit of the losses and foreign taxes incurred by Chubb Europe. To evaluate the realization of these deferred tax assets, management must consider whether it is more likely than not that Chubb Europe will generate sufficient taxable income to realize the future tax benefit of the deferred tax assets. Management's judgment is based on its assessment of business plans and related projections of future taxable income that reflect assumptions about increased premium volume, higher rates and improved policy terms as well as available tax planning strategies.

Results in Chubb Europe in 2002 were less favorable than we anticipated due to the deteriorating claim trends. While the tax loss carryforwards and foreign tax credits have no expiration and we expect to generate sufficient taxable income to realize these benefits in the future, we are required under generally accepted accounting principles to consider a relatively near term horizon when we evaluate the likelihood of realizing future tax benefits. During the fourth quarter of 2002, we established a valuation allowance of $40 million for the portion of these assets that we cannot recognize for accounting purposes due to this limitation. If our estimates of future taxable income in Chubb Europe were revised upward or downward, we would need to adjust the valuation allowance accordingly. The effect on the Corporation's results of operations could be significant.

Invested Assets

The main objectives in managing our investment portfolios are to maximize after-tax investment income and total investment returns while minimizing credit risks in order to provide maximum support to the insurance underwriting operations. Investment strategies are developed based on many factors including underwriting results and our resulting tax position, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals based on guidelines established by management and approved by the boards of directors.

Our investment portfolio is primarily comprised of high quality bonds, principally tax-exempt, U.S. Treasury, government agency, mortgage-backed securities and corporate issues. In addition, the portfolio includes equity securities held primarily with the objective of capital appreciation.

In 2002, we invested new cash in mortgage-backed securities and, to a lesser extent, U.S. Treasury securities. In 2001, we invested new cash primarily in corporate bonds. In 2000, we invested new cash primarily in mortgage-backed securities. In each year, we tried to achieve the appropriate mix of taxable and tax-exempt securities in our portfolio to balance both investment and tax strategies. At December 31, 2002, 53% of our fixed maturity portfolio was invested in tax-exempt bonds compared with 59% at December 31, 2001 and 63% at December 31, 2000.

Fixed maturity securities which we have the ability and intent to hold to maturity are classified as held-to-maturity. The remaining fixed maturities, which may be sold prior to maturity to support our investment strategies, such as in response to changes in interest rates and the yield curve or to maximize after-tax returns, are classified as available-for-sale. Fixed maturities classified as held-to-maturity are carried at amortized cost while fixed maturities classified as available-for-sale are carried at market value. At December 31, 2002, 5% of the fixed maturity portfolio was classified as held-to-maturity compared with 8% at December 31, 2001 and 10% at December 31, 2000.

Changes in the general interest rate environment affect the returns available on new fixed maturity investments. While a rising interest rate environment enhances the returns available, it reduces the market value of existing fixed maturity investments and thus the availability of gains on disposition. A decline in interest rates reduces the returns available on new investments but increases the market value of existing investments, creating the opportunity for realized investment gains on disposition.

In 2002, interest rates declined to their lowest levels in many years while equity returns were negative for the second consecutive year. These trends may continue into 2003, reducing the returns available on the investment of funds.

The unrealized appreciation of investments carried at market value, which includes fixed maturities classified as available-for-sale and equity securities, was $901 million, $389 million and $339 million at December 31, 2002, 2001 and 2000, respectively. Such unrealized appreciation is reflected in a separate component of other comprehensive income, net of applicable deferred income tax.

The unrealized market appreciation before tax of those fixed maturities carried at amortized cost was $56 million, $64 million and $69 million at December 31, 2002, 2001 and 2000, respectively. Such unrealized appreciation was not reflected in the consolidated financial statements.

Changes in unrealized market appreciation or depreciation of fixed maturities were due primarily to fluctuations in interest rates.

MARKET RISK OF FINANCIAL INSTRUMENTS

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. Our primary exposure to market risks relates to our investment portfolio, which exposes us to risks related to interest rates and, to a lesser extent, credit quality, prepayment, foreign currency exchange rates and equity prices. We also have exposure to market risks through our credit derivatives business and our debt obligations. Analytical tools and monitoring systems are in place to assess each of these elements of market risk.

Investments

Interest rate risk is the price sensitivity of a security that promises a fixed return to changes in interest rates. Changes in market interest rates directly affect the market value of our fixed income securities. We view the potential changes in price of our fixed income investments within the overall context of asset and liability management. Our actuaries estimate the payout pattern of our liabilities, primarily our property and casualty loss reserves, to determine their duration, which is the present value of the weighted average payments expressed in years. We set duration targets for our fixed income investment portfolios after consideration of the duration of these liabilities and other factors, which we believe mitigates the overall effect of interest rate risk for the Corporation and its subsidiaries.

The following table provides information about our fixed maturity investments, which are sensitive to changes in interest rates. The table presents cash flows of principal amounts and related weighted average interest rates by expected maturity dates at December 31, 2002 and 2001. The cash flows are based on the earlier of the call date or the maturity date or, for mortgage-backed securities, expected payment patterns. Actual cash flows could differ from the expected amounts.

	At December 31, 2002							
							Total	
	2003	2004	2005	2006	2007	There-after	Amortized Cost	Estimated Market Value
				(in millions)				
Tax-exempt	$ 510	$ 658	$1,376	$ 693	$ 730	$5,277	$ 9,244	$ 9,934
Average interest rate	5.8%	5.8%	5.6%	5.6%	5.5%	5.1%	—	—
Taxable — other than mortgage-backed securities	452	759	617	519	534	2,513	5,394	5,610
Average interest rate	4.8%	4.8%	5.9%	5.9%	5.8%	5.6%	—	—
Mortgage-backed securities	500	396	235	225	217	1,146	2,719	2,775
Average interest rate	5.7%	5.2%	5.6%	5.8%	5.7%	6.2%	—	—
Total	$1,462	$1,813	$2,228	$1,437	$1,481	$8,936	$17,357	$18,319

	At December 31, 2001							
							Total	
	2002	2003	2004	2005	2006	There-after	Amortized Cost	Estimated Market Value
				(in millions)				
Tax-exempt	$ 753	$ 528	$ 826	$1,308	$ 737	$5,120	$ 9,272	$ 9,656
Average interest rate	6.2%	5.9%	5.8%	5.6%	5.5%	5.3%	—	—
Taxable — other than mortgage-backed securities	295	353	407	550	459	2,233	4,297	4,395
Average interest rate	6.5%	6.2%	6.5%	6.4%	6.4%	6.2%	—	—
Mortgage-backed securities	310	337	226	142	126	971	2,112	2,130
Average interest rate	7.1%	6.8%	6.4%	6.4%	6.5%	7.0%	—	—
Total	$1,358	$1,218	$1,459	$2,000	$1,322	$8,324	$15,681	$16,181

We have consistently invested in high quality marketable securities. As a result, we believe that we have minimal credit quality risk. Approximately 65% of taxable bonds in our portfolio are issued by the U.S. Treasury or U.S. government agencies or rated AA or better by Moody's or Standard & Poor's. Of the tax-exempt bonds, more than 90% are rated AA or better with more than 60% rated AAA. Approximately 3% of our bond portfolio is below investment grade. Our taxable bonds have an average maturity of five years, while our tax-exempt bonds mature on average in eight years.

Prepayment risk refers to the changes in prepayment patterns related to decreases and increases in interest rates that can either shorten or lengthen the expected timing of the principal repayments and thus the average life and the effective yield of a security. Such risk exists primarily within our portfolio of mortgage-backed securities. We monitor such risk regularly and invest primarily in those classes of mortgage-backed securities that are less subject to prepayment risk.

Mortgage-backed securities comprised 34% and 33% of our taxable bond portfolio at year-end 2002 and 2001, respectively. About 50% of our mortgage-backed securities holdings at December 31, 2002 related to residential mortgages consisting of government agency pass-through securities, government agency collateralized mortgage obligations (CMOs) and AAA rated non-agency CMOs backed by government agency collateral or single family home mortgages. The majority of the CMOs are actively traded in liquid markets and market value information is readily available from broker/dealers. An additional 27% of our mortgage-backed securities were call protected AAA rated commercial securities. The remaining mortgage-backed holdings were all in investment grade commercial mortgage-backed securities.

Foreign currency risk is the sensitivity to foreign exchange rate fluctuations of the market value and investment income related to foreign currency denominated financial instruments. The functional currency of our foreign operations is generally the currency of the local operating environment since business is primarily transacted in such local currency. We reduce the risks relating to currency fluctuations by maintaining investments in those foreign currencies in which our property and casualty subsidiaries have loss reserves and other liabilities. Such investments have characteristics similar to our liabilities in those currencies. At December 31, 2002, the property and casualty subsidiaries held non-U.S. investments of $2.4 billion supporting their international operations. These investments have quality and maturity characteristics similar to our domestic portfolio. The principal currencies creating foreign exchange rate risk for the property and casualty subsidiaries are the euro, the British pound sterling and the Canadian dollar. The following table provides information about those fixed maturity investments that are denominated in these currencies. The table presents cash flows of principal amounts in U.S. dollar equivalents by expected maturity dates at December 31, 2002 and 2001. Actual cash flows could differ from the expected amounts.

	At December 31, 2002							
							Total	
	2003	2004	2005	2006	2007	There-after	Amortized Cost	Estimated Market Value
				(in millions)				
Euro	$11	$100	$55	$53	$96	$300	$615	$643
British pound sterling	8	55	118	51	62	249	543	560
Canadian dollar	10	35	60	61	75	249	490	520

	At December 31, 2001							
							Total	
	2002	2003	2004	2005	2006	There-after	Amortized Cost	Estimated Market Value
				(in millions)				
Euro	$7	$20	$40	$20	$40	$284	$411	$417
British pound sterling	1	9	21	54	38	176	299	302
Canadian dollar	24	21	48	49	53	203	398	415

Equity price risk is the potential loss arising from decreases in the value of equity securities. In general, equities have more year-to-year price variability than intermediate term high grade bonds. However, returns over longer time frames have been consistently higher. Our publicly traded equity securities are high quality, diversified across industries and readily marketable. Our portfolio also includes alternative investments, primarily investment partnerships. These investments by their nature are less liquid than other investments. We actively manage our risk by allocating a comparatively small amount of funds to alternative investments, perform extensive research prior to investing in a new investment and monitor the performance of the entities in which we have invested. A hypothetical decrease of 10% in the market price of each of the equity securities held at December 31, 2002 and 2001 would have resulted in a decrease of $99 million and $71 million, respectively, in the fair value of the equity securities portfolio.

All of the above risks are monitored on an ongoing basis. A combination of in-house systems and proprietary models and externally licensed software are used to analyze individual securities as well as each portfolio. These tools provide the portfolio managers with information to assist them in the evaluation of the market risks of the portfolio.

Credit Derivatives

The Corporation, through CFS's business, assumes exposure to credit risk through portfolio credit default swaps. In a typical portfolio credit default swap, the occurrence of certain defined credit events related to referenced entities within a specified portfolio will result in a deterioration of the subordination. When losses related to cumulative credit events exceed the subordination, the contract requires CFS to make payment to its counterparty. These obligations are guaranteed by the Corporation.

Valuation models are used to estimate the fair value of our obligation in each credit default swap. Within these models, credit spreads are a critical input used to estimate the probability of the occurrence of credit events. The fair value of a portfolio credit default swap is also a function of the financial ratings of referenced asset-backed securities, actual credit events reducing subordination, credit correlation within a portfolio, anticipated recovery rates related to potential defaults and changes in interest rates.

Our in-force portfolio credit default swaps mature within a range of two to nine years. However, certain credit default swaps on asset-backed portfolios include extension options under which the counterparty may continue to participate in the swap through the maturity of all referenced securities within the portfolio. In the event that an extension option is exercised by the counterparty, CFS would be entitled to additional periodic fee payments. At December 31, 2002, the average expected remaining weighted average life of the business was approximately 4.6 years.

The following table provides information about our portfolio credit default swaps by maturity, including the fair value of future obligations:

	At December 31, 2002						
	2003	2004	2005	2006	2007	Thereafter	Total
Notional exposure (in billions)	$—	$2.5	$2.9	$4.7	$24.0	$4.6	$38.7
Remaining subordination (in billions)	—	.2	.2	.7	4.7	.6	6.4
Actual defaults (in millions)	—	—	77	20	—	—	97
Fair value of future obligations (in millions)	—	3	26	14	96	56	195

	At December 31, 2001						
	2002	2003	2004	2005	2006	Thereafter	Total
Notional exposure (in billions)	$—	$—	$2.5	$3.3	$3.6	$4.9	$14.3
Remaining subordination (in billions)	—	—	.2	.2	.5	.3	1.2
Actual defaults (in millions)	—	—	—	31	—	—	31
Fair value of future obligations (in millions)	—	—	3	14	8	23	48

Debt

We also have interest rate risk on our debt obligations. The following table provides information about our long term debt obligations and related interest rate swap at December 31, 2002. For debt obligations, the table presents expected cash flow of principal amounts and related weighted average interest rates by maturity date. For the interest rate swap, the table presents the notional amount and related average interest rates by maturity date.

	At December 31, 2002							
	2003	2004	2005	2006	2007	Thereafter	Total	Estimated Market Value
				(in millions)				
Long-term debt								
Expected cash flows of principal amounts	$101	$—	$301	$—	$676	$865	$1,943	$2,000
Average interest rate	6.9%	—	6.2%	—	4.4%	6.8%		
Interest rate swap asset								
Notional amount	$ —	$—	$ —	$—	$ —	$125	$ 125	$ 16
Variable pay rate						3.4%(a)		
Fixed receive rate						8.7%		

(a) 3 month LIBOR rate plus 204 basis points

Capital Resources and Liquidity

Capital resources and liquidity represent the overall financial strength of the Corporation and its ability to generate cash flows from its operating subsidiaries and to borrow funds at competitive rates and raise new capital to meet operating and growth needs.

Capital Resources

In November 2002, the Corporation issued $600 million of unsecured 4% senior notes due in 2007 and 24 million mandatorily exercisable warrants to purchase the Corporation's common stock. The senior notes and warrants were issued together in the form of 7% equity units, each of which initially represents $25 principal amount of senior notes and one warrant. The net proceeds of $582 million were contributed to our property and casualty subsidiaries. Each warrant obligates the investor to purchase for $25 a variable number of shares of the Corporation's common stock on November 16, 2005. The number of shares to be purchased will be determined based on a formula that considers the market price of our common stock immediately prior to the time of settlement in relation to the $56.64 per share sale price of our common stock at the time the equity units were offered. Upon settlement of the warrants, the Corporation will receive proceeds of approximately $600 million and will issue between approximately 8,700,000 and 10,600,000 shares of common stock. The equity units are further described in Notes 10(b) and 21(c) of the Notes to Consolidated Financial Statements.

The Corporation also has outstanding $300 million of unsecured 6.15% notes due in 2005, $400 million of unsecured 6% notes due in 2011, $100 million of unsecured 6.60% debentures due in 2018 and $200 million of unsecured 6.8% debentures due in 2031. Chubb Capital Corporation, a wholly owned subsidiary, had outstanding $100 million of unsecured 6⅞% notes due in 2003, which were paid in February when due.

Chubb Executive Risk Inc., a wholly owned subsidiary of the Corporation, has outstanding $75 million of unsecured 7⅛% notes due in 2007. Executive Risk Capital Trust, wholly owned by Chubb Executive Risk, has outstanding $125 million of 8.675% capital securities. The sole assets of the Trust are debentures issued by Chubb Executive Risk. The capital securities are subject to mandatory redemption in 2027 upon repayment of the debentures. The capital securities are also subject to mandatory redemption under certain circumstances beginning in 2007. The Corporation has guaranteed the unsecured notes and the capital securities.

Management continuously monitors the amount of capital resources that the Corporation maintains both for itself and its operating subsidiaries. In connection with our long-term capital strategy, the Corporation from time to time contributes capital to its property and casualty subsidiaries. In addition, in order to satisfy its capital needs as a result of any rating agency capital adequacy or other future rating issues, or in the event the Corporation were to need additional capital to make strategic investments in light of market opportunities, the Corporation may take a variety of actions, which could include the issuance of debt and/or equity securities.

In July 1998, the Board of Directors authorized the repurchase of up to 12,500,000 shares of the Corporation's common stock. In June 2001, the Board of Directors authorized the repurchase of up to an additional 16,000,000 shares. The 1998 authorization has no expiration while the 2001 authorization will expire on June 30, 2003. As of December 31, 2002, 3,287,100 shares remained under the 1998 share repurchase authorization and 8,866,300 shares remained under the 2001 authorization. In the aggregate, the Corporation repurchased 1,500,000 shares in open-market transactions in 2002 at a cost of $99 million, 7,971,600 shares in 2001 at a cost of $556 million and 3,783,400 shares in 2000 at a cost of $242 million. We do not anticipate that we will repurchase any shares of our common stock in 2003.

Ratings

The Corporation and its insurance subsidiaries are rated by major rating agencies. These ratings reflect the rating agency's opinion of our financial strength, operating performance, capital resources, strategic position and ability to meet our obligations to policyholders. Several of the rating agencies lowered certain of our ratings in the fourth quarter of 2002.

The following table summarizes the Corporation's credit ratings from the major independent rating organizations as of March 10, 2003.

	A.M. Best	Standard & Poor's	Moody's	Fitch
Senior unsecured debt rating	aa–	A+	A1	A+
Preferred stock rating	a+	A–	(P)A3	
Commercial paper	AMB-1+	A-1	P-1	F-1
Counterparty credit rating		A+		

The following table summarizes our property and casualty subsidiaries' financial strength ratings from the major independent rating organizations as of March 10, 2003.

	A.M. Best	Standard & Poor's	Moody's	Fitch
Financial strength	A++	AA+	Aa2	AA

Ratings are an important factor in establishing our competitive position in our operating businesses. There can be no assurance that our ratings will continue for any given period of time or that they will not be changed. Further reductions in our ratings could adversely affect the competitive position of our operating businesses.

Following the announcement of our fourth quarter 2002 earnings, including our reported actions taken to strengthen our asbestos reserves and our reserves for directors and officers liability and errors and omissions liability coverages in Europe, Standard & Poor's Ratings Services (S&P) placed certain of our ratings on "CreditWatch" with negative implications. S&P is currently conducting a review and has announced that it expects the ratings on our operating companies to remain in the "AA" category and the ratings on the Corporation to remain in the "A" category.

It is possible that negative ratings actions may occur. If our ratings are downgraded, the Corporation may incur higher borrowing costs and may have more limited means to access capital. In addition, the competitive position of CFS's non-insurance operations, which is dependent on the strength of the Corporation's parental guarantee, could be adversely affected and, as described below under "Liquidity," we may be required to provide collateral under certain of CFS's credit default swap arrangements.

Liquidity

Liquidity is a measure of our ability to generate sufficient cash flows to meet the short and long term cash requirements of our business operations.

In our property and casualty subsidiaries, premiums are generally received months or even years before losses are paid under the policies purchased by such premiums. These funds are used first to make current claim and expense payments. The balance is invested to augment the investment income generated by the existing portfolio. Historically, cash receipts from operations, consisting of insurance premiums and investment income, have provided more than sufficient funds to pay losses, operating expenses and dividends to the Corporation.

New cash from operations available for investment by the property and casualty subsidiaries was approximately $1,930 million in 2002 compared with $570 million in 2001 and $560 million in 2000. The increase in new cash in 2002 was due to the significant growth in premium receipts while paid losses were similar in 2002 and 2001. New cash available in 2001 and 2000 was similar as substantial growth in premiums in 2001 was offset by an increase in paid losses.

In addition to the cash from operations, the property and casualty subsidiaries received capital contributions from the Corporation of $1 billion in the fourth quarter of 2002 and $750 million in the fourth quarter of 2001. In 2001, $250 million was used by a property and casualty subsidiary to fund the purchase of a 19% interest in Allied World Assurance Holdings, Ltd, a newly formed Bermuda-based insurer. In 2002, the interest in Allied World Assurance Holdings was transferred as a dividend from the property and casualty subsidiary to the Corporation.

Our property and casualty subsidiaries maintain investments in highly liquid, short-term and other marketable securities to provide for immediate cash needs.

CFS's derivatives business subjects the Corporation, through its parental guarantee, to liquidity risk related to the uncertain timing of any potential cash payments to counterparties as well as contractual collateral postings upon a ratings downgrade of the Corporation and/or an increase in the fair value of obligations to a particular counterparty. If the Corporation were downgraded two notches to "A–" and the fair value of CFS's future obligations were to remain unchanged relative to the year end 2002 carried amount, we would be required to post collateral of approximately $20 million.

The Corporation's liquidity requirements in the past have been met by dividends from its property and casualty subsidiaries and the issuance of commercial paper and debt and equity securities. Liquidity requirements in the future will be met by these sources of funds as well as borrowings from our credit facilities.

The declaration and payment of future dividends to the Corporation's shareholders will be at the discretion of the Corporation's board of directors and will depend upon many factors, including our operating results, financial condition, capital requirements and any regulatory constraints.

As a holding company, the Corporation's ability to continue to pay dividends to shareholders and to satisfy its obligations, including the payment of interest and principal on debt obligations, relies on the availability of liquid assets in the Corporation, which is dependent in large part on the dividend paying ability of its property and casualty subsidiaries. Various state insurance laws restrict the Corporation's property and casualty subsidiaries as to the amount of dividends they may pay to the Corporation without the prior approval of regulatory authorities. The restrictions are generally based on net income and on certain levels of policyholders' surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval. During 2002, these subsidiaries paid cash dividends to the Corporation totaling $240 million. The maximum dividend distribution that may be made by the property and casualty subsidiaries to the Corporation during 2003 without prior approval is approximately $445 million.

We believe that our strong financial position and conservative debt level provide us with the flexibility and capacity to obtain funds externally through debt or equity financings on both a short term and long term basis. However, should our ratings be downgraded and should there be a prolonged disruption of the capital markets caused by war or terrorism, our ability to access the markets to satisfy our liquidity requirements could be adversely affected.

The Corporation has lines of credit with a group of banks pursuant to two agreements entered into in June 2002 that provide for unsecured borrowings of up to $500 million in the aggregate. The $250 million short term revolving credit facility terminates on June 27, 2003 and may be renewed or replaced. The $250 million medium term revolving credit facility terminates on June 28, 2007. On the respective termination dates for these agreements, any loans then outstanding become payable. There have been no borrowings under these agreements. Various interest rate options are available to the Corporation, all of which are based on market interest rates. The facilities replaced, on substantially the same terms, $500 million of revolving credit facilities that were to expire in July 2002. The facilities are available for general corporate purposes and to support our commercial paper borrowing arrangement.

Changes in Accounting Principles

Effective January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 may not be applied retroactively to financial statements of prior periods. Under SFAS No. 142, goodwill is no longer amortized. Goodwill amortization was approximately $20 million in both 2001 and 2000. The adoption of SFAS No. 142 is discussed further in Note (2)(a) of the Notes to Consolidated Financial Statements.

Beginning January 1, 2003, the Corporation intends to adopt the fair value method of accounting for stock-based employee compensation plans, which is the method of accounting defined in SFAS No. 123, Accounting for Stock-Based Compensation. Under the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period. Prior period financial statements will not be restated. The adoption of the fair value method of accounting for stock-based employee compensation plans is expected to result in a decrease in net income in 2003 of approximately $55 million. The adoption of the fair value method of accounting for stock-based employee compensation plans is discussed further in Note (1)(n) of the Notes to Consolidated Financial Statements.

TEN YEAR FINANCIAL SUMMARY

(in millions except for per share amounts)

FOR THE YEAR	2002	2001	2000
Income			
Property and Casualty Insurance			
Underwriting Income (Loss)	$(625.9)(a)	$(903.5)(b)	$ (23.6)
Investment Income	929.4	902.6	879.2
Other Charges	(25.3)	(52.3)(b)	(52.2)
Property and Casualty Insurance Income (Loss)	278.2	(53.2)	803.4
Chubb Financial Solutions Non-Insurance Business	(69.8)	9.2	2.8
Corporate and Other	(73.9)	(22.8)	(6.7)
Operating Income (Loss) from Continuing Operations Before Income Tax	134.5	(66.8)	799.5
Federal and Foreign Income Tax (Credit)	(66.4)	(177.8)	118.4
Operating Income from Continuing Operations (1)	200.9	111.0	681.1
Realized Investment Gains After Tax from Continuing Operations	22.0	.5	33.5
Income from Continuing Operations	222.9	111.5	714.6
Income from Discontinued Operations (2)	—	—	—
Net Income	222.9	111.5	714.6
Property and Casualty Investment Income After Income Tax	760.6	749.1	735.2
Dividends Declared on Common Stock	239.7	234.8	230.6
Net Change in Unrealized Appreciation or Depreciation of Investments, Net of Tax (3)	332.9	32.5	332.7
Per Share			
Operating Income from Continuing Operations (1)	1.16 (a)	.63 (b)	3.82
Income from Continuing Operations	1.29	.63	4.01
Income from Discontinued Operations (2)	—	—	—
Net Income	1.29	.63	4.01
Dividends Declared on Common Stock	1.40	1.36	1.32
Average Common and Potentially Dilutive Shares	172.9	175.8	178.3

(1) Operating income, a non-GAAP financial measure, is net income excluding after-tax realized investment gains and losses. Operating income should only be analyzed in conjunction with, and not in lieu of, net income.

(2) In May 1997, the Corporation sold its life and health insurance operations, which have been classified as discontinued operations.

(3) The 1993 amounts do not reflect the accounting changes prescribed by Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, as restatement of amounts prior to the year of adoption was not permitted. The change in unrealized appreciation or depreciation of investments for 1994 excludes a $220.5 million increase in unrealized appreciation, as of January 1, 1994, resulting from the change in accounting principle.

1999	1998	1997	1996	1995	1994	1993
$(178.8)	$ (6.6)	$ 141.1	$ 54.3	$ 111.7	$ .4	$(528.9)(c)
821.0	748.9	711.2	646.1	603.0	560.5	533.7
(16.0)	(57.4)(d)	(24.1)	(24.0)	(17.5)	(8.7)	(6.2)
626.2	684.9	828.2	676.4	697.2	552.2	(1.4)
—	—	—	—	—	—	—
(3.5)	22.9	40.7	(209.3)(e)	31.0	5.0	24.5
622.7	707.8	868.9	467.1	728.2	557.2	23.1
57.4	93.0	167.8	32.9	144.5	84.4	(107.0)
565.3	614.8	701.1	434.2	583.7	472.8	130.1
55.8	92.2	68.4	52.0	70.7	35.1	137.3
621.1	707.0	769.5	486.2	654.4	507.9	267.4
—	—	—	26.5	42.2	20.6	76.8
621.1	707.0	769.5	512.7	696.6	528.5	324.2 (f)
691.9	634.1	592.3	544.2	507.2	475.0	455.4
216.5	204.7	198.3	188.7	170.6	161.1	150.8
(527.3)	14.6	161.4	(107.2)	470.2	(487.9)	46.5
3.33	3.65 (d)	4.00	2.44 (e)	3.27	2.66	.77 (c)
3.66	4.19	4.39	2.73	3.67	2.85	1.52
—	—	—	.15	.23	.11	.42
3.66	4.19	4.39	2.88	3.90	2.96	1.83 (f)
1.28	1.24	1.16	1.08	.98	.92	.86
169.8	168.6	176.2	181.6	180.9	181.6	182.2

(a) Underwriting income has been reduced by aggregate net losses of $700.0 million ($455.0 million after-tax or $2.63 per share) recognized in the third and fourth quarters related to asbestos and toxic waste claims. Underwriting income has been increased by a reduction in net surety bond losses of $88.0 million ($57.2 million after-tax or $0.33 per share) resulting from the settlement of litigation related to Enron Corp.

(b) Underwriting income has been reduced by net costs of $635.0 million and other charges includes costs of $10.0 million (in the aggregate, $420.0 million after-tax or $2.39 per share) related to the September 11 attack. Underwriting income also has been reduced by net surety bond losses of $220.0 million ($143.0 million after-tax or $0.81 per share) related to the bankruptcy of Enron Corp.

(c) Underwriting income has been reduced by $550.0 million ($357.5 million after-tax or $1.96 per share) for the net effect of a $675.0 million increase in unpaid claims related to an agreement for the settlement of asbestos-related litigation and a $125.0 million return premium related to the commutation of a medical malpractice reinsurance agreement.

(d) Property and casualty insurance other charges includes a restructuring charge of $40.0 million ($26.0 million after-tax or $0.15 per share).

(e) Other income has been reduced by a charge of $255.0 million ($160.0 million after-tax or $0.89 per share) for the writedown of the carrying value of certain real estate assets to their estimated fair value.

(f) Net income has been reduced by a one-time charge of $20.0 million or $0.11 per share for the cumulative effect of changes in accounting principles resulting from the Corporation's adoption of Statements of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and No. 109, Accounting for Income Taxes. Income before the cumulative effect of changes in accounting principles was $344.2 million or $1.94 per share.

Ten Year Financial Summary

(in millions except for per share amounts)

FOR THE YEAR	2002	2001	2000
Revenues			
Property and Casualty Insurance			
Premiums Earned	$ 8,085.3	$ 6,656.4	$ 6,145.9
Investment Income	952.2	914.7	890.8
Corporate and Other	68.9	182.1	163.3
Realized Investment Gains	33.9	.8	51.5
Total Revenues	**9,140.3**	**7,754.0**	**7,251.5**
AT YEAR END			
Total Assets	34,114.4	29,449.0	25,026.7
Invested Assets			
Property and Casualty Insurance	20,684.4	16,853.3	15,804.5
Corporate	328.0	930.6	1,196.1
Unpaid Claims and Claim Expenses	16,713.1	15,514.9	11,904.6
Long Term Debt	1,959.1	1,351.0	753.8
Total Shareholders' Equity	6,859.2	6,525.3	6,981.7
Per Common Share	40.06	38.37	39.91
Per Common Share, with Available-for-Sale Fixed Maturities at Amortized Cost(1)	36.61	36.60	38.60
Actual Common Shares Outstanding	171.2	170.1	174.9

The 1993 amounts do not reflect the accounting changes prescribed by Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, as restatement of amounts prior to the year of adoption was not permitted.

(1) Shareholders' equity includes, as part of accumulated other comprehensive income, the after-tax appreciation or depreciation on the Corporation's available-for-sale fixed maturities carried at market value. The appreciation or depreciation on available-for-sale fixed maturities is subject to fluctuation due to changes in interest rates and therefore could distort the analysis of trends. Management believes that shareholders' equity per common share, with available-for-sale fixed maturities at amortized cost, a non-GAAP financial measure, is an important measure of the underlying equity attributable to one share of common stock. This non-GAAP financial measure should be analyzed in conjunction with, and not in lieu of, shareholders' equity per common share.

1999	1998	1997	1996	1995	1994	1993
$ 5,652.0	$ 5,303.8	$ 5,157.4	$ 4,569.3	$ 4,147.2	$ 3,776.3	$ 3,504.8(a)
832.6	760.0	721.4	656.2	613.3	570.5	541.7
157.6	144.1	680.0	375.2	342.2	254.3	213.3
87.4	141.9	105.2	79.8	108.8	54.1	210.6
6,729.6	6,349.8	6,664.0	5,680.5	5,211.5	4,655.2	4,470.4
23,537.0	20,746.0	19,615.6	19,938.9	19,636.3	17,761.0	16,729.5
14,869.9	13,715.0	12,777.3	11,190.7	10,013.6	8,938.8	8,403.1
1,149.5	1,040.3	1,272.3	890.4	906.6	879.5	965.7
11,434.7	10,356.5	9,772.5	9,523.7	9,588.2	8,913.2	8,235.4
759.2	607.5	398.6	1,070.5	1,150.8	1,279.6	1,267.2
6,271.8	5,644.1	5,657.1	5,462.9	5,262.7	4,247.0	4,196.1
35.74	34.78	33.53	31.24	30.14	24.46	23.92
36.58	32.59	31.69	30.27	28.51	25.30	23.92
175.5	162.3	168.7	174.9	174.6	173.6	175.4

(a) Premiums earned have been increased by a $125.0 million return premium to the Corporation's property and casualty insurance subsidiaries related to the commutation of a medical malpractice reinsurance agreement.

The Chubb Corporation

Consolidated Statements of Income

	In Millions Years Ended December 31		
Revenues	2002	2001	2000
Premiums Earned	$8,085.3	$6,656.4	$6,145.9
Investment Income	997.3	982.8	957.2
Real Estate and Other Revenues	23.8	114.0	96.9
Realized Investment Gains	33.9	.8	51.5
TOTAL REVENUES	9,140.3	7,754.0	7,251.5
Claims and Expenses			
Insurance Claims and Claim Expenses	6,064.6	5,357.4	4,127.7
Amortization of Deferred Policy Acquisition Costs	2,077.8	1,771.4	1,645.4
Other Insurance Operating Costs and Expenses	594.1	483.4	448.6
Real Estate and Other Expenses	101.4	110.1	87.9
Investment Expenses	24.7	14.1	13.7
Corporate Expenses	109.3	83.6	77.2
TOTAL CLAIMS AND EXPENSES	8,971.9	7,820.0	6,400.5
INCOME (LOSS) BEFORE FEDERAL AND FOREIGN INCOME TAX	168.4	(66.0)	851.0
Federal and Foreign Income Tax (Credit)	(54.5)	(177.5)	136.4
NET INCOME	$ 222.9	$ 111.5	$ 714.6
Net Income Per Share			
Basic	$ 1.31	$ .65	$ 4.10
Diluted	1.29	.63	4.01

See accompanying notes.

The Chubb Corporation

Consolidated Balance Sheets

	In Millions December 31 2002	2001
Assets		
Invested Assets		
Short Term Investments	$ 1,756.7	$ 956.8
Fixed Maturities		
Held-to-Maturity — Tax Exempt (market $850.7 and $1,282.5)	794.9	1,218.5
Available-for-Sale		
Tax Exempt (cost $8,449.2 and $8,053.8)	9,082.9	8,372.9
Taxable (cost $8,112.5 and $6,408.2)	8,385.7	6,525.3
Equity Securities (cost $998.3 and $757.9)	992.2	710.4
TOTAL INVESTED ASSETS	21,012.4	17,783.9
Cash	41.9	25.8
Securities Lending Collateral	1,354.8	417.5
Accrued Investment Income	246.9	247.7
Premiums Receivable	2,040.6	1,692.8
Reinsurance Recoverable on Unpaid Claims and Claim Expenses	4,071.5	4,505.2
Prepaid Reinsurance Premiums	479.3	340.8
Deferred Policy Acquisition Costs	1,150.0	928.8
Real Estate Assets	602.9	646.6
Investments in Partially Owned Companies	266.7	386.2
Deferred Income Tax	612.5	674.8
Goodwill	467.4	467.4
Other Assets	1,767.5	1,331.5
TOTAL ASSETS	$34,114.4	$29,449.0
Liabilities		
Unpaid Claims and Claim Expenses	$16,713.1	$15,514.9
Unearned Premiums	5,049.9	3,916.2
Securities Lending Payable	1,354.8	417.5
Short Term Debt	—	199.0
Long Term Debt	1,959.1	1,351.0
Dividend Payable to Shareholders	59.9	57.8
Accrued Expenses and Other Liabilities	2,118.4	1,467.3
TOTAL LIABILITIES	27,255.2	22,923.7
Commitments and Contingent Liabilities (Notes 9 and 15)		
Shareholders' Equity		
Preferred Stock — Authorized 4,000,000 Shares; $1 Par Value; Issued — None	—	—
Common Stock — Authorized 600,000,000 Shares; $1 Par Value; Issued 180,296,834 and 180,131,238 Shares	180.3	180.1
Paid-In Surplus	445.4	527.0
Retained Earnings	6,352.5	6,369.3
Accumulated Other Comprehensive Income		
Unrealized Appreciation of Investments, Net of Tax	585.5	252.6
Foreign Currency Translation Losses, Net of Tax	(56.5)	(73.0)
Receivable from Employee Stock Ownership Plan	(34.1)	(48.9)
Treasury Stock, at Cost — 9,095,162 and 10,059,857 Shares	(613.9)	(681.8)
TOTAL SHAREHOLDERS' EQUITY	6,859.2	6,525.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$34,114.4	$29,449.0

See accompanying notes.

The Chubb Corporation

Consolidated Statements of Shareholders' Equity

	In Millions Years Ended December 31		
	2002	2001	2000
Preferred Stock			
Balance, Beginning and End of Year	$ —	$ —	$ —
Common Stock			
Balance, Beginning of Year	180.1	178.8	177.3
Share Activity under Option and Incentive Plans	.2	1.3	1.5
Balance, End of Year	180.3	180.1	178.8
Paid-In Surplus			
Balance, Beginning of Year	527.0	466.0	418.4
Issuance of Equity Units	(64.9)	—	—
Share Activity under Option and Incentive Plans	(16.7)	61.0	47.6
Balance, End of Year	445.4	527.0	466.0
Retained Earnings			
Balance, Beginning of Year	6,369.3	6,492.6	6,008.6
Net Income	222.9	111.5	714.6
Dividends Declared (per share $1.40, $1.36 and $1.32)	(239.7)	(234.8)	(230.6)
Balance, End of Year	6,352.5	6,369.3	6,492.6
Unrealized Appreciation (Depreciation) of Investments			
Balance, Beginning of Year	252.6	220.1	(112.6)
Change During Year, Net of Tax	332.9	32.5	332.7
Balance, End of Year	585.5	252.6	220.1
Foreign Currency Translation Losses			
Balance, Beginning of Year	(73.0)	(68.5)	(44.8)
Change During Year, Net of Tax	16.5	(4.5)	(23.7)
Balance, End of Year	(56.5)	(73.0)	(68.5)
Receivable from Employee Stock Ownership Plan			
Balance, Beginning of Year	(48.9)	(62.5)	(74.9)
Principal Repayments	14.8	13.6	12.4
Balance, End of Year	(34.1)	(48.9)	(62.5)
Treasury Stock, at Cost			
Balance, Beginning of Year	(681.8)	(244.8)	(100.2)
Repurchase of Shares	(99.4)	(555.6)	(242.3)
Share Activity under Option and Incentive Plans	167.3	118.6	97.7
Balance, End of Year	(613.9)	(681.8)	(244.8)
TOTAL SHAREHOLDERS' EQUITY	$6,859.2	$6,525.3	$6,981.7

See accompanying notes.

THE CHUBB CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	In Millions Years Ended December 31		
	2002	2001	2000
Cash Flows from Operating Activities			
Net Income	$ 222.9	$ 111.5	$ 714.6
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Increase in Unpaid Claims and Claim Expenses, Net	1,631.9	958.4	302.5
Increase in Unearned Premiums, Net	962.0	305.1	187.3
Increase in Premiums Receivable	(347.8)	(283.0)	(175.1)
Increase in Deferred Policy Acquisition Costs	(212.5)	(86.8)	(62.3)
Deferred Income Tax Credit	(126.7)	(189.9)	(25.3)
Depreciation	103.1	95.1	84.4
Realized Investment Gains	(33.9)	(.8)	(51.5)
Other, Net	183.1	109.6	(18.6)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,382.1	1,019.2	956.0
Cash Flows from Investing Activities			
Proceeds from Sales of Fixed Maturities — Available-for-Sale	5,481.8	4,581.5	2,180.8
Proceeds from Maturities of Fixed Maturities	1,165.0	1,246.2	741.6
Proceeds from Sales of Equity Securities	387.3	458.1	453.5
Proceeds from Sale of Interest in Associated Aviation Underwriters, Inc.	—	—	55.0
Purchases of Fixed Maturities	(8,322.2)	(6,307.2)	(3,463.3)
Purchases of Equity Securities	(467.7)	(374.6)	(579.4)
Purchase of Investment in Partially Owned Company	—	(276.5)	—
Decrease (Increase) in Short Term Investments, Net	(799.9)	(351.2)	125.5
Purchases of Property and Equipment, Net	(141.9)	(185.2)	(138.7)
Other, Net	54.2	44.0	1.5
NET CASH USED IN INVESTING ACTIVITIES	(2,643.4)	(1,164.9)	(623.5)
Cash Flows from Financing Activities			
Increase (Decrease) in Short Term Debt, Net	(199.0)	199.0	—
Proceeds from Issuance of Long Term Debt	600.0	600.0	—
Repayment of Long Term Debt	(7.9)	(2.8)	(5.4)
Increase (Decrease) in Funds Held under Deposit Contracts	118.6	(8.5)	8.3
Proceeds from Issuance of Common Stock Under Incentive and Purchase Plans	106.0	146.8	119.3
Repurchase of Shares	(99.4)	(555.6)	(242.3)
Dividends Paid to Shareholders	(237.6)	(234.8)	(229.0)
Other, Net	(3.3)	5.0	16.3
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	277.4	149.1	(332.8)
Net Increase (Decrease) in Cash	16.1	3.4	(.3)
Cash at Beginning of Year	25.8	22.4	22.7
CASH AT END OF YEAR	$ 41.9	$ 25.8	$ 22.4

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2002	2001	2000
Net Income	$ 222.9	$ 111.5	$ 714.6
Other Comprehensive Income			
Change in Unrealized Appreciation or Depreciation of Investments, Net of Tax	332.9	32.5	332.7
Foreign Currency Translation Gains (Losses), Net of Tax	16.5	(4.5)	(23.7)
	349.4	28.0	309.0
COMPREHENSIVE INCOME	$ 572.3	$ 139.5	$ 1,023.6

See accompanying notes.

(1) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of The Chubb Corporation (Corporation) and its subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

The consolidated financial statements include amounts based on informed estimates and judgments of management for those transactions that are not yet complete or for which the ultimate effects cannot be precisely determined. Such estimates and judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation is a holding company with subsidiaries principally engaged in the property and casualty insurance business. The property and casualty insurance subsidiaries underwrite most lines of property and casualty insurance in the United States, Canada, Europe, Australia and parts of Latin America and the Far East. The geographic distribution of property and casualty business in the United States is broad with a particularly strong market presence in the Northeast.

Chubb Financial Solutions (CFS) was organized by the Corporation in 2000 to develop and provide customized risk-financing services through both the capital and insurance markets. Since its inception, CFS's non-insurance business has been primarily structured credit derivatives, principally as a counterparty in portfolio credit default swap contracts. Insurance and reinsurance solutions developed by CFS are written by the Corporation's property and casualty insurance subsidiaries.

Certain amounts in the consolidated financial statements for prior years have been reclassified to conform with the 2002 presentation.

(b) *Invested Assets*

Short term investments, which have an original maturity of one year or less, are carried at amortized cost.

Fixed maturities, which include bonds and redeemable preferred stocks, are purchased to support the investment strategies of the Corporation and its insurance subsidiaries. These strategies are developed based on many factors including rate of return, maturity, credit risk, tax considerations and regulatory requirements. Fixed maturities that may be sold prior to maturity to support the investment strategies of the Corporation and its insurance subsidiaries are classified as available-for-sale and carried at market value as of the balance sheet date. Those fixed maturities that the Corporation and its insurance subsidiaries have the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at amortized cost.

Premiums and discounts arising from the purchase of mortgage-backed securities are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

Equity securities include common stocks, non-redeemable preferred stocks and alternative investments, primarily investment partnerships. Common and non-redeemable preferred stocks are carried at market value as of the balance sheet date. Investment partnerships are carried at the equity in the estimated market value of the investments held by the partnerships.

Unrealized appreciation or depreciation of investments carried at market value is excluded from net income and credited or charged, net of applicable deferred income tax, directly to a separate component of comprehensive income.

Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are credited or charged to income. When the market value of any investment is lower than its cost and such decline is determined to be other than temporary, the cost of the investment is written down to market value and the amount of the writedown is charged to income as a realized investment loss.

The property and casualty insurance subsidiaries engage in securities lending whereby certain securities from their portfolios are loaned to other institutions for short periods of time. Cash collateral from the borrower, equal to the market value of the loaned securities plus accrued interest, is deposited with a lending agent and retained and invested by the lending agent in accordance with the Corporation's guidelines to generate additional income, which the property and casualty insurance subsidiaries share with the borrower. The property and casualty insurance subsidiaries maintain full ownership rights to the securities loaned and, accordingly, such securities are included in invested assets. The securities lending collateral is recognized as an asset with a corresponding liability for the obligation to return the collateral.

(c) *Premium Revenues and Related Expenses*

Premiums are earned on a monthly pro rata basis over the terms of the policies and include estimates of audit premiums and premiums on retrospectively rated policies. Assumed reinsurance premiums are earned over the terms of the reinsurance contracts. Unearned premiums represent the portion of direct and assumed premiums written applicable to the unexpired terms of the policies and reinsurance contracts in force.

Ceded reinsurance premiums are charged to income over the terms of the reinsurance contracts. Prepaid reinsurance premiums represent the portion of insurance premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Acquisition costs that vary with and are primarily related to the production of business are deferred by major product groups and amortized over the period in which the related premiums are earned. Such costs include commissions, premium taxes and certain other underwriting and policy issuance costs. Commissions received related to reinsurance premiums ceded are considered in determining net acquisition costs eligible for deferral. Deferred policy acquisition costs are reviewed to determine that they do not exceed recoverable amounts, after considering anticipated investment income.

(d) *Unpaid Claims and Claim Expenses*

Liabilities for unpaid claims and claim expenses include the accumulation of individual case estimates for claims reported as well as estimates of incurred but not reported claims and estimates of claim settlement expenses, less estimates of anticipated salvage and subrogation recoveries.

Reinsurance recoverable on unpaid claims and claim expenses represent estimates of the portion of such liabilities that will be recovered from reinsurers. Amounts recoverable from reinsurers are recognized as assets at the same time and in a manner consistent with the unpaid claims liabilities associated with the reinsured policies. A provision for estimated uncollectible reinsurance is recorded based on an evaluation of all available information.

Estimates are based upon past claim experience modified for current trends as well as prevailing economic, legal and social conditions. Such estimates are continually reviewed and updated. Any changes in estimates are reflected in operating results in the period in which the estimates are changed.

(e) *Credit Derivatives*

Credit derivatives, principally portfolio credit default swaps, are carried at estimated fair value as of the balance sheet date. Changes in fair value are recognized in income in the period of the change and are included in other revenues. Assets and liabilities related to credit derivatives are included in other assets and other liabilities.

(f) *Real Estate*

Real estate properties are carried at cost, net of writedowns for impairment. Real estate taxes, interest and other carrying costs incurred prior to completion of the assets for their intended use are capitalized. Also, costs incurred during the initial leasing of income producing properties are capitalized until the project is substantially complete, subject to a maximum time period subsequent to completion of major construction activity.

Real estate properties are reviewed for impairment whenever events or circumstances indicate that the carrying value of such properties may not be recoverable. In performing the review for recoverability of carrying value, estimates are made of the future undiscounted cash flows from each of the properties during the period the property will be held and upon its eventual disposition. If the expected future undiscounted cash flows are less than the carrying value of any property, an impairment loss is recognized, resulting in a writedown of the carrying value of the property. Measurement of such impairment is based on the fair value of the property.

Real estate mortgages and notes receivable are carried at unpaid principal balances less an allowance for uncollectible amounts. A loan is considered impaired when it is probable that all principal and interest amounts will not be collected according to the contractual terms of the loan agreement. An allowance for uncollectible amounts is established to recognize any such impairment. Measurement of impairment is based on the discounted expected future cash flows of the loan, subject to the estimated fair value of the underlying collateral. The cash flows are discounted at the loan's effective interest rate.

Rental revenues are recognized on a straight-line basis over the term of the lease. Profits on land, residential unit and commercial building sales are recognized at closing, subject to compliance with applicable accounting guidelines.

(g) Investments in Partially Owned Companies

Investments in partially owned companies include the Corporation's minority ownership interest in entities where its ownership interest is greater than 20% but less than 50% and in corporate joint ventures. The equity method of accounting is used for investments in partially owned companies.

At December 31, 2002 and 2001, investments in partially owned companies included the Corporation's 19% interest in Allied World Assurance Holdings, Ltd. At December 31, 2001, investments in partially owned companies also included the Corporation's 28% interest in Hiscox plc. During 2002, the Corporation's interest in Hiscox was reduced to below 20%. Accordingly, at December 31, 2002, the investment in Hiscox was included in equity securities.

(h) Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets of subsidiaries acquired. Prior to 2002, goodwill was amortized using the straight-line method over 26 years. Effective January 1, 2002, goodwill is no longer amortized (see Note (2)(a)).

(i) Property and Equipment

Property and equipment used in operations, including certain costs incurred to develop or obtain computer software for internal use, are capitalized and carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

(j) Income Taxes

The Corporation and its domestic subsidiaries file a consolidated federal income tax return.

Deferred income tax assets and liabilities are recognized for the expected future tax effects attributable to temporary differences between the financial reporting and tax bases of assets and liabilities, based on enacted tax rates and other provisions of tax law. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period in which such change is enacted. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The Corporation does not consider the earnings of its foreign subsidiaries to be permanently reinvested. Accordingly, U.S. federal income taxes are accrued on undistributed earnings of foreign subsidiaries.

(k) Stock-Based Employee Compensation

The intrinsic value method of accounting is used for stock-based employee compensation plans. Under the intrinsic value method, compensation cost is measured as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock.

The following information illustrates the effect on net income and earnings per share as if the Corporation had accounted for stock-based employee compensation using the fair value method. Under the fair value method, the estimated fair value of awards at the grant date would be charged against income on a straight-line basis over the vesting period.

	Years Ended December 31		
	2002	2001	2000
	(in millions, except per share amounts)		
Net income, as reported	$222.9	$111.5	$714.6
Add: stock-based employee compensation expense included in reported net income, net of tax	14.5	16.9	7.4
Deduct: stock-based employee compensation expense determined under the fair value method, net of tax	(69.0)	(62.7)	(52.4)
Pro forma net income	$168.4	$ 65.7	$669.6
Earnings per share			
Basic, as reported	$ 1.31	$ .65	$ 4.10
Basic, pro forma	.99	.38	3.84
Diluted, as reported	1.29	.63	4.01
Diluted, pro forma	.97	.37	3.76

The weighted average fair value of the awards granted during 2002, 2001 and 2000 was $17.91, $18.22 and $11.98, respectively. The fair value of each award was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions.

	2002	2001	2000
Risk-free interest rate	4.3%	4.7%	6.7%
Expected volatility	27.0%	25.7%	21.9%
Dividend yield	2.0%	1.9%	2.7%
Expected average term (in years)	5.0	5.5	5.5

Effective January 1, 2003, the accounting for stock-based employee compensation plans will change (see Note (1)(n)).

(l) *Foreign Exchange*

Assets and liabilities relating to foreign operations are translated into U.S. dollars using current exchange rates as of the balance sheet date. Revenues and expenses are translated into U.S. dollars using the average exchange rates during the year.

The functional currency of foreign operations is generally the currency of the local operating environment since business is primarily transacted in such local currency. Translation gains and losses, net of applicable income tax, are excluded from net income and are credited or charged directly to a separate component of comprehensive income.

(m) *Cash Flow Information*

In the statement of cash flows, short term investments are not considered to be cash equivalents. The effect of changes in foreign exchange rates on cash balances was immaterial.

(n) *Accounting Pronouncements Not Yet Adopted*

Beginning January 1, 2003, the Corporation intends to adopt the fair value method of accounting for stock-based employee compensation plans, which is the method of accounting defined in Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Under the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting. The Corporation plans to use the modified prospective method of transition. Under this method, stock-based employee compensation cost will be recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 15, 1994. Prior period financial statements will not be restated. The adoption of the fair value method of accounting for stock-based employee compensation plans is expected to decrease the Corporation's net income in 2003 by approximately $55 million.

(2) Adoption of New Accounting Pronouncements

(a) Effective January 1, 2002, the Corporation adopted SFAS No. 142, Goodwill and Other Intangible Assets. The Statement addresses how intangible assets should be accounted for upon their acquisition and how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In accordance with SFAS No. 142, goodwill is no longer amortized but rather is tested at least annually for impairment. SFAS No. 142 may not be applied retroactively to financial statements of prior periods.

During 2002, the Corporation completed a transitional goodwill impairment test and an annual goodwill impairment test. As a result of the tests, management determined that there was no impairment of goodwill.

Adoption of SFAS No. 142 as of January 1, 2000 would have increased net income for both 2001 and 2000 by $19.9 million or $0.11 per basic and diluted share.

(b) In Emerging Issues Task Force (EITF) Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities, the FASB staff expressed the view that an entity should not recognize an unrealized gain or loss at inception of a derivative instrument unless the fair market value of that instrument is obtained from a quoted market price in an active market or is otherwise evidenced by comparison to other observable current market transactions or based on a valuation technique incorporating observable market data. The Corporation has concluded that the valuation techniques that it uses to determine the fair value of credit default swaps do not meet the new criteria. The Corporation adopted EITF Issue No. 02-3 effective November 22, 2002. The adoption of EITF Issue No. 02-3 relating to unrealized gains or losses at inception of a derivative instrument did not have a significant effect on the Corporation's financial position or results of operations.

(3) Acquisitions and Dispositions

(a) In November 2001, the Corporation acquired a 19% interest in Allied World Assurance Holdings, Ltd, a newly formed Bermuda-based company, for approximately $250 million. Allied World Assurance was established to underwrite insurance and reinsurance business worldwide.

(b) In September 2000, the Corporation sold its 50% interest in Associated Aviation Underwriters, Inc. (AAU). The consideration from the sale was $65 million, consisting of a base purchase price of $55 million and a non-compete payment of $10 million.

(4) Significant Losses

(a) In the third quarter of 2002, the Corporation's actuaries and outside actuarial consultants commenced their periodic ground-up exposure based analysis of the property and casualty insurance subsidiaries' asbestos related liabilities. Upon completion of the analysis and assessment of the results, the net loss reserves of the property and casualty insurance subsidiaries were increased by $625 million. In the fourth quarter, the estimate of reinsurance recoverable on potential asbestos claims was reduced, resulting in an additional increase of $75 million in the net loss reserves. The property and casualty insurance subsidiaries' asbestos related exposure is further discussed in Note (9).

(b) In the fourth quarter of 2001, surety bond losses of $220 million, net of reinsurance, were recognized related to the bankruptcy of Enron Corp. The surety losses represented the maximum exposure of the property and casualty insurance subsidiaries relating to bonds issued to various obligees in connection with Enron commitments. Certain of these bonds were the subject of litigation. As of the end of 2002, the litigation was settled, resulting in an $88 million reduction in surety loss reserves.

(c) In the third quarter of 2001, net costs of $645 million were incurred related to the September 11 attack in the United States. The net costs consisted of estimated net claims and claim expenses of $665 million less net reinsurance reinstatement premium revenue of $30 million plus a $10 million charge for the Corporation's share of the losses publicly estimated by Hiscox.

Gross claims and claim expenses of the property and casualty insurance subsidiaries from the September 11 attack are estimated at about $3.2 billion. Most of the claims were from property exposure and business interruption losses. There were also significant workers' compensation losses. The net claims and claim expenses of $665 million were significantly lower than the gross amount due to various reinsurance agreements. The property exposures were protected by facultative reinsurance, property per risk treaties that limited the net loss per risk, and property catastrophe treaties. Workers' compensation losses were protected by a casualty catastrophe treaty and a casualty clash treaty.

Business interruption claims from the September 11 attack will take some time to resolve, while potential liability claims could take years to resolve. Also, certain reinsurers are questioning the interpretation and/or application of some provisions of the property per risk reinsurance agreements. The questions that have been raised generally involve the applicable limit of reinsurance coverage available, the definition of what constitutes one risk, the accumulation of exposure in the various buildings destroyed or damaged and adherence to underwriting guidelines. Management has responded to these questions and is continuing discussions with the reinsurers. Most of the reinsurers are paying, although some are reserving their rights as they continue to discuss their open issues. One reinsurer is withholding payments pending the resolution of the questions raised. Management believes that the Corporation's position is strong and that either the responses to the reinsurers' questions will ultimately satisfy them or the Corporation will prevail in arbitration should that become necessary.

The loss reserve estimates related to the September 11 attack are subject to considerable uncertainty. However, management continues to believe that, whether the open issues are resolved with the reinsurers through discussions or through arbitration proceedings, the estimate of the net costs related to the September 11 attack is reasonable. It is possible that the estimate of ultimate gross losses related to the September 11 attack, as well as the collectibility of related reinsurance recoverables, may change in the future, and that the change in estimate could have a material effect on the Corporation's results of operations. However, management does not expect that any such change would have a material effect on the Corporation's financial condition or liquidity.

(5) Invested Assets and Related Income

(a) The amortized cost and estimated market value of fixed maturities were as follows:

	December 31							
	2002				2001			
	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Market Value	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Market Value
	(in millions)							
Held-to-maturity — Tax exempt	$ 794.9	$ 55.8	$ —	$ 850.7	$ 1,218.5	$ 64.0	$ —	$ 1,282.5
Available-for-sale								
Tax exempt	8,449.2	637.6	3.9	9,082.9	8,053.8	334.0	14.9	8,372.9
Taxable								
U.S. Government and government agency and authority obligations	1,184.1	59.1	—	1,243.2	660.0	24.9	—	684.9
Corporate bonds	1,978.3	108.0	42.6	2,043.7	2,009.4	57.5	28.7	2,038.2
Foreign bonds	2,185.5	100.5	8.2	2,277.8	1,581.9	44.3	.6	1,625.6
Mortgage-backed securities	2,719.1	80.0	23.7	2,775.4	2,111.8	35.6	17.0	2,130.4
Redeemable preferred stocks	45.5	.1	—	45.6	45.1	1.1	—	46.2
	8,112.5	347.7	74.5	8,385.7	6,408.2	163.4	46.3	6,525.3
Total available-for-sale	16,561.7	985.3	78.4	17,468.6	14,462.0	497.4	61.2	14,898.2
Total fixed maturities	$17,356.6	$1,041.1	$78.4	$18,319.3	$15,680.5	$561.4	$61.2	$16,180.7

The amortized cost and estimated market value of fixed maturities at December 31, 2002 by contractual maturity were as follows:

	Amortized Cost	Estimated Market Value
	(in millions)	
Held-to-maturity		
Due in one year or less	$ 51.1	$ 52.0
Due after one year through five years	428.0	458.1
Due after five years through ten years	182.5	195.6
Due after ten years	133.3	145.0
	$ 794.9	$ 850.7
Available-for-sale		
Due in one year or less	$ 561.0	$ 562.3
Due after one year through five years	3,439.3	3,639.5
Due after five years through ten years	5,567.2	5,977.1
Due after ten years	4,275.1	4,514.3
	13,842.6	14,693.2
Mortgage-backed securities	2,719.1	2,775.4
	$16,561.7	$17,468.6

Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations.

(b) The components of unrealized appreciation or depreciation of investments carried at market value were as follows:

	December 31	
	2002	2001
	(in millions)	
Equity securities		
Gross unrealized appreciation	$ 28.6	$ 20.7
Gross unrealized depreciation	34.7	68.2
	(6.1)	(47.5)
Fixed maturities		
Gross unrealized appreciation	985.3	497.4
Gross unrealized depreciation	78.4	61.2
	906.9	436.2
	900.8	388.7
Deferred income tax liability	315.3	136.1
	$585.5	$252.6

The change in unrealized appreciation or depreciation of investments carried at market value was as follows:

	Years Ended December 31		
	2002	2001	2000
		(in millions)	
Change in unrealized appreciation or depreciation of equity securities	$ 41.4	$(38.3)	$(63.4)
Change in unrealized appreciation or depreciation of fixed maturities	470.7	88.3	514.7
	512.1	50.0	451.3
Deferred income tax	179.2	17.5	158.0
Decrease in valuation allowance	—	—	(39.4)
	$332.9	$ 32.5	$332.7

The unrealized appreciation of fixed maturities carried at amortized cost is not reflected in the financial statements. The change in unrealized appreciation of fixed maturities carried at amortized cost was a decrease of $8.2 million, a decrease of $4.6 million and an increase of $9.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(c) The sources of net investment income were as follows:

	Years Ended December 31		
	2002	2001	2000
		(in millions)	
Fixed maturities	$958.5	$921.8	$895.4
Equity securities	14.4	25.6	23.5
Short term investments	21.6	34.8	38.5
Other	2.8	.6	(.2)
Gross investment income	997.3	982.8	957.2
Investment expenses	24.7	14.1	13.7
	$972.6	$968.7	$943.5

(d) Realized investment gains and losses were as follows:

	Years Ended December 31		
	2002	2001	2000
		(in millions)	
Gross realized investment gains			
Fixed maturities	$125.0	$ 56.9	$ 48.2
Equity securities	122.7	81.6	94.0
Sale of AAU	—	—	44.9
	247.7	138.5	187.1
Gross realized investment losses			
Fixed maturities	108.6	57.7	40.5
Equity securities	105.2	80.0	95.1
	213.8	137.7	135.6
Realized investment gains	33.9	.8	51.5
Income tax	11.9	.3	18.0
	$ 22.0	$ .5	$ 33.5

(6) Deferred Policy Acquisition Costs

Policy acquisition costs deferred and the related amortization charged against income were as follows:

	Years Ended December 31		
	2002	2001	2000
		(in millions)	
Balance, beginning of year	$ 928.8	$ 842.0	$ 779.7
Costs deferred during year			
Commissions and brokerage	1,236.1	950.9	869.0
Premium taxes and assessments	203.8	163.8	138.3
Salaries and operating costs	850.4	743.5	700.4
	2,290.3	1,858.2	1,707.7
Increase due to foreign exchange	8.7	—	—
Amortization during year	(2,077.8)	(1,771.4)	(1,645.4)
Balance, end of year	$ 1,150.0	$ 928.8	$ 842.0

(7) Real Estate

The components of real estate assets were as follows:

	December 31	
	2002	2001
	(in millions)	
Mortgages and notes receivable	$ 85.7	$ 97.7
Income producing properties	178.9	186.9
Construction in progress	34.0	51.8
Land under development and unimproved land	304.3	310.2
	$602.9	$646.6

Substantially all mortgages and notes receivable are secured by buildings and land. Mortgages and notes receivable had an estimated aggregate fair value of $77.6 million and $89.0 million at December 31, 2002 and 2001, respectively. The fair value amounts represent point-in-time estimates that are not relevant in predicting future earnings or cash flows related to such receivables.

Depreciation expense related to income producing properties was $4.5 million, $4.2 million and $4.0 million for 2002, 2001 and 2000, respectively.

(8) Property and Equipment

Property and equipment included in other assets were as follows:

	December 31	
	2002	2001
	(in millions)	
Cost	$827.8	$727.0
Accumulated depreciation	338.7	279.8
	$489.1	$447.2

Depreciation expense related to property and equipment was $98.6 million, $90.9 million and $80.4 million for 2002, 2001 and 2000, respectively.

(9) Unpaid Claims and Claim Expenses

The process of establishing loss reserves is complex and imprecise as it is subject to variables that are influenced by significant judgmental factors. This is true because claim settlements to be made in the future will be impacted by changing rates of inflation, particularly medical cost inflation, and other economic conditions; changing legislative, judicial and social environments; and changes in the property and casualty insurance subsidiaries' claim handling procedures.

Most of the property and casualty insurance subsidiaries' loss reserves relate to long tail liability classes of business. For many liability claims significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary.

Judicial decisions and legislative actions continue to broaden liability and policy definitions and to increase the severity of claim payments. As a result of this and other societal and economic developments, the uncertainties inherent in estimating ultimate claim costs on the basis of past experience have been exacerbated, further complicating the already complex loss reserving process.

The uncertainties relating to asbestos and toxic waste claims on insurance policies written many years ago are further exacerbated by inconsistent court decisions as well as judicial interpretations and legislative actions that in some cases have tended to broaden coverage beyond the original intent of such policies and in others have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.

Asbestos remains the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. Early court cases established the "continuous trigger" theory with respect to insurance coverage. Under this theory, insurance coverage is deemed to be triggered from the time a claimant is first exposed to asbestos until the manifestation of any disease. This interpretation of a policy trigger can involve insurance companies over many years and increases their exposure to liability.

The property and casualty insurance subsidiaries' most significant individual asbestos exposures involve products liability on the part of "traditional" defendants who manufactured, distributed or installed asbestos products for whom excess liability and/or general liability coverages were written. While these insureds are relatively few in number, such exposure has increased in recent years due to the increased volume of claims, the erosion of much of the underlying limits and the bankruptcies of target defendants.

Other asbestos exposures involve non-product liability on the part of "peripheral" defendants, including a mix of manufacturers, distributors and installers of certain products that contain asbestos in small quantities and owners of properties on which asbestos exists. Generally, these insureds are named defendants on a regional rather than a nationwide basis. As the financial resources of traditional asbestos defendants have been depleted, plaintiffs are targeting these peripheral parties with greater frequency and, in many cases, for larger awards. In addition, the plaintiffs' bar continues to solicit new claimants through extensive advertising and through asbestos medical screenings. Litigation is then initiated even though many of the claimants do not show any signs of asbestos-related disease. Thus, new asbestos claims and new exposures on existing claims have continued unabated despite the fact that usage of asbestos has declined since the mid-1970's. Based on published projections, it is expected that the property and casualty insurance subsidiaries will continue receiving asbestos claims at the current rate for at least the next several years.

Asbestos claims initially focused on the major manufacturers, distributors or installers of asbestos products under the products liability section of primary general liability policies as well as under excess liability policies, both of which typically had aggregate limits that capped an insurer's liability. In recent years, a number of asbestos claims by insureds are being presented as "non-products" claims, such as those by installers of asbestos products and by property owners who allegedly had asbestos on their property, under the premises or operations section of primary general liability policies. Unlike products exposures, these non-products exposures typically had no aggregate limits, creating potentially greater exposure. Further, in an effort to seek additional insurance coverage, some insureds with installation activities who have substantially eroded their products coverage are presenting new asbestos claims as non-products operations claims or attempting to reclassify old products claims. The extent to which insureds will be liable under such theories and successful in obtaining coverage on this basis is uncertain.

The expanded focus of asbestos litigation beyond asbestos manufacturers and distributors to installers and premises owners has created, in some instances, conflicts among insureds, primary insurers and excess insurers, mainly involving questions regarding allocation of indemnity and expense costs and exhaustion of policy limits. These issues are generating costly coverage litigation with the potential for inconsistent results.

In establishing asbestos reserves, the exposure presented by each insured is evaluated. As part of this evaluation, consideration is given to the available insurance coverage; limits and deductibles; the potential role of other insurance, particularly underlying coverage below excess liability policies; and applicable coverage defenses, including asbestos exclusions.

Significant uncertainty remains as to the ultimate liability of the property and casualty insurance subsidiaries related to asbestos related claims due to such factors as the long latency period between asbestos exposure and disease manifestation and the resulting potential for involvement of multiple policy periods for individual claims as well as the increase in the volume of claims by plaintiffs who claim exposure but who have no symptoms of asbestos-related disease and an increase in claims filed under the non-aggregate premises or operations section of general liability policies. There is also the possibility of federal legislation that would address the asbestos problem.

Hazardous waste sites are another potential exposure. Under the federal "Superfund" law and similar state statutes, when potentially responsible parties (PRPs) fail to handle the clean-up at a site, regulators have the work done and then attempt to establish legal liability against the PRPs. Most PRPs named to date are parties who have been generators, transporters, past or present landowners or past or present site operators. The PRPs disposed of toxic materials at a waste dump site or transported the materials to the site. Insurance policies issued to PRPs were not intended to cover the clean-up costs of pollution and, in many cases, did not intend to cover the pollution itself.

As the costs of environmental clean-up became substantial, PRPs and others increasingly filed claims with their insurance carriers. Litigation against insurers extends to issues of liability, coverage and other policy provisions.

There is great uncertainty involved in estimating the property and casualty insurance subsidiaries' liabilities related to these claims. First, the liabilities of the claimants are extremely difficult to estimate. At any given site, the allocation of remediation costs among governmental authorities and the PRPs varies greatly depending on a variety of factors. Second, different courts have addressed liability and coverage issues regarding pollution claims and have reached inconsistent conclusions in their interpretation of several issues. These significant uncertainties are not likely to be resolved definitively in the near future.

Uncertainties also remain as to the Superfund law itself. Superfund's taxing authority expired on December 31, 1995 and has not been re-enacted. At this time, it is not possible to predict the direction that any reforms may take, when they may occur or the effect that any changes may have on the insurance industry.

Without federal movement on Superfund reform, the enforcement of Superfund liability is shifting to the states. States are being forced to reconsider state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicting state regulation becomes greater. Significant uncertainty remains as to the cost of remediating the state sites. Because of the large number of state sites, such sites could prove even more costly in the aggregate than Superfund sites.

A reconciliation of the beginning and ending liability for unpaid claims and claim expenses, net of reinsurance recoverable, and a reconciliation of the net liability to the corresponding liability on a gross basis is as follows:

	2002	2001	2000
		(in millions)	
Gross liability, beginning of year	$15,514.9	$11,904.6	$11,434.7
Reinsurance recoverable, beginning of year	4,505.2	1,853.3	1,685.9
Net liability, beginning of year	11,009.7	10,051.3	9,748.8
Net incurred claims and claim expenses related to			
Current year	5,274.9	5,552.9	4,357.7
Prior years	789.7	(195.5)	(230.0)
	6,064.6	5,357.4	4,127.7
Net payments for claims and claim expenses related to			
Current year	1,348.2	1,605.3	1,342.5
Prior years	3,084.5	2,793.7	2,482.7
	4,432.7	4,399.0	3,825.2
Net liability, end of year	12,641.6	11,009.7	10,051.3
Reinsurance recoverable, end of year	4,071.5	4,505.2	1,853.3
Gross liability, end of year	$16,713.1	$15,514.9	$11,904.6

The gross liability for unpaid claims and claim expenses and reinsurance recoverable included $2,062.6 million and $1,557.9 million, respectively, at December 31, 2002 and $2,775.2 million and $2,238.8 million, respectively, at December 31, 2001 related to the September 11 attack.

During 2002, the property and casualty insurance subsidiaries experienced overall unfavorable development of $789.7 million on net unpaid claims and claim expenses established as of the previous year-end. This compares with favorable development of $195.5 million in 2001 and $230.0 million in 2000. Such development was reflected in operating results in these respective years.

The unfavorable development in 2002 was due primarily to strengthening of asbestos and toxic waste loss reserves by $741 million during the year. In addition, unfavorable development of about $100 million was experienced in the homeowners class due to an increase in the severity of water damage and related mold claims. In the executive protection classes, adverse claim trends in the more recent accident years more than offset favorable loss experience in older accident years, resulting in unfavorable development of about $50 million in 2002. Offsetting the unfavorable development somewhat was the $88 million reduction in surety loss reserves related to the Enron settlement.

The favorable development in 2001 and 2000 was due primarily to favorable claim experience in certain long tail liability coverages, offset in part by losses incurred related to asbestos and toxic waste claims.

Management believes that the aggregate loss reserves of the property and casualty subsidiaries at December 31, 2002 were adequate to cover claims for losses that had occurred, including both those known and those yet to be reported. In establishing such reserves, management considers facts currently known and the present state of the law and coverage litigation. However, given the judicial decisions and legislative actions that have broadened the scope of coverage and expanded theories of liability in the past and the possibilities of similar interpretations in the future, particularly as they relate to asbestos claims and, to a lesser extent, toxic waste claims, additional increases in loss reserves may emerge in future periods. Such increases could have a material adverse effect on the Corporation's future operating results. However, management does not expect that any such increases would have a material effect on the Corporation's consolidated financial condition.

(10) Debt and Credit Arrangements

(a) Short term debt at December 31, 2001 consisted of commercial paper issued by Chubb Capital Corporation (Chubb Capital), a wholly owned subsidiary of the Corporation. Borrowings were unsecured and on terms and at interest rates generally extended to prime borrowers.

(b) Long term debt consisted of the following:

	December 31	
	2002	2001
	(in millions)	
Term loan	$ —	$ 7.5
Mortgages	43.1	43.5
6⅞% notes due February 1, 2003	100.0	100.0
6.15% notes due August 15, 2005	300.0	300.0
4% notes due November 16, 2007	600.0	—
7⅛% notes due December 15, 2007	75.0	75.0
6% notes due November 15, 2011	400.0	400.0
6.60% debentures due August 15, 2018	100.0	100.0
8.675% capital securities due February 1, 2027	125.0	125.0
6.80% debentures due November 15, 2031	200.0	200.0
	1,943.1	1,351.0
Fair value of interest rate swap	16.0	—
	$1,959.1	$1,351.0

The mortgages are obligations of the real estate subsidiaries and are payable in varying amounts monthly through 2010. At December 31, 2002, the interest rate for the mortgages payable approximated 8½%. The mortgages payable are secured by real estate assets with a net book value of $76.9 million at December 31, 2002.

In November 2002, the Corporation issued $600 million of unsecured 4% senior notes due November 16, 2007 and 24 million mandatorily exercisable warrants to purchase the Corporation's common stock. The notes and warrants were issued together in the form of 7% equity units. The net proceeds from the issuance of the equity units were $582 million.

Each equity unit initially represents one warrant and $25 principal amount of senior notes. The notes are pledged by the holders to secure their obligations under the warrants. The Corporation will make quarterly interest payments to the holders of the notes initially at a rate of 4% per year. In August 2005, the notes will be remarketed. At that time, the remarketing agent will have the ability to reset the interest rate on the notes in order to generate sufficient remarketing proceeds to satisfy the holder's obligation under the warrant. If the senior notes are not successfully remarketed, the Corporation will exercise its rights as a secured party to obtain and extinguish the notes and deliver its common stock to the holders pursuant to the warrants. The warrants are further described in Note (20)(c).

The 6⅞% notes were obligations of Chubb Capital and were paid when due. The 6.15% notes, the 6% notes, the 6.60% debentures and the 6.80% debentures are all unsecured obligations of the Corporation.

The 7⅛% notes are obligations of Chubb Executive Risk Inc., a wholly owned subsidiary, and are fully and unconditionally guaranteed by the Corporation.

Executive Risk Capital Trust, wholly owned by Chubb Executive Risk, has outstanding $125 million of 8.675% capital securities. The Trust in turn used the proceeds from the issuance of the capital securities to acquire $125 million of Chubb Executive Risk 8.675% junior subordinated deferrable interest debentures due February 1, 2027. The sole assets of the Trust are the debentures. The debentures and the related income effects are eliminated in the consolidated financial statements. The capital securities are subject to mandatory redemption on February 1, 2027, upon repayment of the debentures. The capital securities are also subject to mandatory redemption in certain other specified circumstances beginning in 2007 at a redemption price that includes a make whole premium through 2017 and at par thereafter. Chubb Executive Risk has the right, at any time, to defer payments of interest on the debentures and hence distributions on the capital securities for a period not exceeding ten consecutive semi-annual periods up to the maturity dates of the respective securities. During any such period, interest will continue to accrue and Chubb

Executive Risk may not declare or pay any dividends to the Corporation. The capital securities are unconditionally and on a subordinated basis guaranteed by the Corporation.

The Corporation is a party to a cancelable interest rate swap agreement with a notional amount of $125.0 million that replaces the fixed rate of the capital securities with the 3-month LIBOR rate plus 204 basis points. The swap agreement provides only for the exchange of interest on the notional amount. The interest rate swap matures in February 2027. The fair value of the swap at December 31, 2002 was an asset of $16.0 million, included in other assets, which has been offset by a corresponding increase to long term debt.

The amounts of long term debt due annually during the five years subsequent to December 31, 2002 are as follows:

Years Ending December 31	Mortgages	Notes	Total
		(in millions)	
2003	$ .4	$100.0	$100.4
2004	.4	—	.4
2005	.6	300.0	300.6
2006	.6	—	.6
2007	.7	675.0	675.7

(c) Interest costs of $83.8 million, $55.0 million and $52.9 million were incurred in 2002, 2001 and 2000, respectively. Interest paid was $85.0 million, $55.5 million and $52.7 million in 2002, 2001 and 2000, respectively.

(d) In June 2002, the Corporation entered into two credit agreements with a group of banks that provide for unsecured borrowings of up to $500 million in the aggregate. The $250 million short term revolving credit facility terminates on June 27, 2003 and may be renewed or replaced. The $250 million medium term revolving credit facility terminates on June 28, 2007. On the respective termination dates for these agreements, any loans then outstanding become payable. There have been no borrowings under these agreements. Various interest rate options are available to the Corporation, all of which are based on market interest rates. The Corporation pays a fee to have these credit facilities available. These facilities replaced, on substantially the same terms, $500 million of revolving credit facilities that were to expire in July 2002. Unused credit facilities are available for general corporate purposes and to support Chubb Capital's commercial paper borrowing arrangement.

(11) Reinsurance

In the ordinary course of business, the Corporation's insurance subsidiaries assume and cede reinsurance with other insurance companies and are members of various pools and associations. Reinsurance is ceded to provide greater diversification of risk and to limit the maximum net loss potential arising from large or concentrated risks. A large portion of the reinsurance is effected under contracts known as treaties and in some instances by negotiation on individual risks. Certain of these arrangements consist of excess of loss and catastrophe contracts that protect against losses over stipulated amounts arising from any one occurrence or event.

Ceded reinsurance contracts do not relieve the insurance subsidiaries from their primary obligation to their policyholders. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance contracts. The Corporation evaluates the financial condition of its reinsurers on an ongoing basis to minimize its exposure to losses from reinsurer insolvencies.

Premiums earned and insurance claims and claim expenses are reported net of reinsurance in the consolidated statements of income.

The effect of reinsurance on the premiums written and earned of the property and casualty insurance subsidiaries was as follows:

	Years Ended December 31		
	2002	2001	2000
		(in millions)	
Direct premiums written	$ 9,799.3	$ 7,534.3	$6,741.6
Reinsurance assumed	806.1	525.2	384.4
Reinsurance ceded	(1,558.1)	(1,098.0)	(792.8)
Net premiums written	$ 9,047.3	$ 6,961.5	$6,333.2
Direct premiums earned	$ 8,743.8	$ 7,125.8	$6,550.2
Reinsurance assumed	761.8	533.9	382.6
Reinsurance ceded	(1,420.3)	(1,003.3)	(786.9)
Net premiums earned	$ 8,085.3	$ 6,656.4	$6,145.9

Assumed reinsurance premiums earned and written and ceded reinsurance premiums earned and written for 2001 included reinstatement premiums of $95.0 million and $65.0 million, respectively, related to the September 11 attack.

Reinsurance recoveries by the property and casualty insurance subsidiaries that have been deducted from insurance claims and claim expenses were $1,216.1 million, $3,367.4 million and $791.0 million in 2002, 2001 and 2000, respectively. The 2002 and 2001 amounts included recoveries of $177.1 million and $2,385.2 million, respectively, related to the September 11 attack.

(12) Federal and Foreign Income Tax

(a) Income tax expense (credit) consisted of the following components:

	Years Ended December 31		
	2002	2001	2000
	(in millions)		
Current tax (credit)			
United States	$ 32.4	$ (8.3)	$152.1
Foreign	39.8	20.7	9.6
Deferred tax credit, principally United States	(126.7)	(189.9)	(25.3)
	$ (54.5)	$(177.5)	$136.4

Federal and foreign income taxes paid were $38.5 million, $53.4 million and $159.7 million in 2002, 2001 and 2000, respectively.

(b) The effective income tax rate is different than the statutory federal corporate tax rate. The reasons for the different effective tax rate were as follows:

	Years Ended December 31					
	2002		2001		2000	
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
	(in millions)					
Income (loss) before federal and foreign income tax	$ 168.4		$ (66.0)		$ 851.0	
Tax (credit) at statutory federal income tax rate	$ 58.9	35.0%	$ (23.1)	(35.0)%	$ 297.9	35.0%
Tax exempt interest income	(150.8)	(89.5)	(149.3)	(226.2)	(153.9)	(18.1)
Valuation allowance	40.0	23.7	—	—	—	—
Other, net	(2.6)	(1.6)	(5.1)	(7.7)	(7.6)	(.9)
Actual tax (credit)	$ (54.5)	(32.4)%	$(177.5)	(268.9)%	$ 136.4	16.0%

(c) The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities were as follows:

	December 31	
	2002	2001
	(in millions)	
Deferred income tax assets		
Unpaid claims and claim expenses	$ 569.2	$ 560.3
Unearned premiums	278.8	219.9
Postretirement benefits	87.3	79.8
Alternative minimum tax credit carryforward	175.5	141.4
Foreign tax credits and operating loss carryforwards	282.2	193.4
Other, net	95.1	61.1
	1,488.1	1,255.9
Valuation allowance	(40.0)	—
Total	1,448.1	1,255.9
Deferred income tax liabilities		
Deferred policy acquisition costs	352.6	285.4
Unremitted earnings of foreign subsidiaries	106.0	90.8
Real estate assets	61.7	68.8
Unrealized appreciation of investments	315.3	136.1
Total	835.6	581.1
Net deferred income tax asset	$ 612.5	$ 674.8

Deferred income tax assets are established related to the expected future U.S. tax benefit of losses and foreign taxes incurred by the Corporation's foreign subsidiaries. Realization of these deferred tax assets depends on the ability to generate sufficient taxable income in future periods in the appropriate taxing jurisdictions. A valuation allowance of $40.0 million was recorded at December 31, 2002 to reflect management's assessment that the realization of a portion of the deferred tax assets is uncertain due to the inability of a foreign subsidiary to generate sufficient taxable income in the near term. Although realization of the remaining deferred tax assets is not assured, management believes it is more likely than not that such deferred tax assets will be realized. Adjustments to the valuation allowance will be made when there is a change in management's assessment of the amount of deferred tax assets that is realizable.

(13) Stock-Based Compensation Plans

(a) In 2000, the Corporation adopted the Long-Term Stock Incentive Plan (2000), which succeeded a similar plan. The 2000 Plan provides for the granting of stock options, performance shares, restricted stock and other stock-based awards to key employees. The maximum number of shares of the Corporation's common stock in respect to which stock-based awards may be granted under the 2000 Plan is 13,000,000. At December 31, 2002, 5,037,000 shares were available for grant under the 2000 Plan.

Stock options are granted at exercise prices not less than the fair market value of the Corporation's common stock on the date of grant. The terms and conditions upon which options become exercisable may vary among grants. Options expire no later than ten years from the date of grant.

Information concerning stock options is as follows:

	2002		2001		2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	18,376,304	$59.66	16,683,741	$55.66	14,565,584	$55.58
Granted	4,371,066	73.63	3,760,311	72.60	5,833,616	50.88
Exercised	(2,276,529)	49.63	(1,740,701)	47.80	(3,242,900)	46.05
Forfeited	(615,655)	71.91	(327,047)	67.51	(472,559)	60.13
Outstanding, end of year	19,855,186	63.51	18,376,304	59.66	16,683,741	55.66
Exercisable, end of year	14,449,000	60.21	12,215,260	57.86	8,787,173	57.80

	December 31, 2002				
	Options Outstanding			Options Exercisable	
Range of Option Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$ 3.95 — $48.75	4,985,365	$46.55	5.3	4,985,365	$46.55
49.75 — 71.00	8,790,057	63.84	6.0	6,929,019	62.81
71.07 — 92.10	6,079,764	76.92	7.1	2,534,616	79.96
	19,855,186	63.51	6.2	14,449,000	60.21

Performance share awards are based on the achievement of various goals over performance cycle periods and are payable in cash, in shares of the Corporation's common stock or in a combination of both. Restricted stock awards consist of shares of common stock of the Corporation granted at no cost. Shares of restricted stock become outstanding when granted, receive dividends and have voting rights. The shares are subject to forfeiture and to restrictions that limit sale or transfer during the restriction period.

The Corporation uses the intrinsic value method of accounting for stock-based compensation, under which compensation cost is measured as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock. Since the exercise price of stock options granted under the Long-Term Stock Incentive Plans is not less than the market price of the underlying stock on the date of grant, no compensation cost is generally recognized for such grants. However, certain options that were modified resulted in the recognition of compensation cost of $0.6 million in 2002 and $9.4 million in 2001. The cost of performance share awards is expensed over the performance cycle. An amount equal to the fair market value of restricted share awards at the date of grant is expensed over the restriction period. The aggregate amount charged against income with respect to performance share and restricted stock awards was $21.6 million in 2002, $16.5 million in 2001 and $11.5 million in 2000.

(b) The Corporation has a Stock Purchase Plan under which substantially all employees are eligible to purchase shares of the Corporation's common stock based on compensation. At December 31, 2002, there were 1,561,000 shares subscribed, giving employees the right to purchase such shares at a price of $66.36 in June 2004. No compensation cost has been recognized for such rights.

(c) The Corporation has a leveraged Employee Stock Ownership Plan (ESOP) in which substantially all employees are eligible to participate. At its inception in 1989, the ESOP used the proceeds of a $150.0 million loan from the Corporation to purchase 7,792,204 newly issued shares of the Corporation's common stock. The loan is due in September 2004 and bears interest at 9%. The Corporation has recorded the receivable from the ESOP as a separate reduction of shareholders' equity on the consolidated balance sheets. This balance is reduced as repayments are made on the loan principal.

The Corporation and its participating subsidiaries make semi-annual contributions to the ESOP in amounts determined at the discretion of the Corporation's Board of Directors. The contributions, together with the dividends on the shares of common stock in the ESOP, are used by the ESOP to make loan interest and principal payments to the Corporation. As interest and principal are paid, a portion of the common stock is allocated to eligible employees.

The Corporation uses the cash payment method of recognizing ESOP expense. In 2002, 2001 and 2000, cash contributions to the ESOP of $11.2 million, $11.3 million and $11.0 million, respectively, were charged against income. Dividends on shares of common stock in the ESOP used for debt service were $7.7 million for 2002, 2001 and 2000.

The number of allocated and unallocated shares held by the ESOP at December 31, 2002 were 4,355,000 and 1,039,000, respectively. All such shares are considered outstanding for the computation of earnings per share.

(14) Employee Benefits

(a) The Corporation and its subsidiaries have several non-contributory defined benefit pension plans covering substantially all employees. Prior to 2001, benefits were generally based on an employee's years of service and average compensation during the last five years of employment. Effective January 1, 2001, the Corporation changed the formula for providing pension benefits from the final average pay formula to a cash balance formula, which credits employees semi-annually with an amount equal to a percentage of eligible compensation based on age and years of service as well as an interest credit based on individual account balances. Employees hired prior to 2001 will generally be eligible to receive vested benefits based on the higher of the final average pay or cash balance formulas. This change in the pension benefit formula did not have a significant effect on the Corporation's financial position or results of operations.

The Corporation's policy is to make annual contributions that meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The components of net pension cost were as follows:

	Years Ended December 31		
	2002	2001	2000
		(in millions)	
Service cost of current period	$ 32.1	$ 28.6	$ 26.4
Interest cost on projected benefit obligation	46.9	43.9	40.2
Expected return on plan assets	(51.9)	(53.5)	(49.9)
Other costs (gains)	9.6	(5.0)	(6.3)
Net pension cost	$ 36.7	$ 14.0	$ 10.4

The following table sets forth the plans' funded status and amounts recognized in the balance sheets:

	December 31	
	2002	2001
	(in millions)	
Actuarial present value of projected benefit obligation for service rendered to date	$745.9	$665.2
Plan assets at fair value	461.4	538.8
Projected benefit obligation in excess of plan assets	284.5	126.4
Unrecognized net gain (loss) from past experience different from that assumed	(123.0)	4.0
Unrecognized prior service costs	(18.0)	(19.7)
Unrecognized net asset at January 1, 1985, being recognized principally over 19 years	.3	.6
Pension liability included in other liabilities	$143.8	$111.3

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7% and 7¼% at December 31, 2002 and 2001, respectively, and the rate of increase in future compensation levels was 4½% for both years. The expected long term rate of return on assets was 8¾% and 9% at December 31, 2002 and 2001, respectively. Plan assets are principally invested in publicly traded stocks and bonds.

(b) The Corporation and its subsidiaries provide certain other postretirement benefits, principally health care and life insurance, to retired employees and their beneficiaries and covered dependents. Substantially all employees hired before January 1, 1999 may become eligible for these benefits upon retirement if they meet minimum age and years of service requirements. The expected cost of these benefits is accrued during the years that the employees render the necessary service.

The Corporation does not fund these benefits in advance. Benefits are paid as covered expenses are incurred. Health care coverage is contributory. Retiree contributions vary based upon a retiree's age, type of coverage and years of service with the Corporation. Life insurance coverage is non-contributory.

The components of net postretirement benefit cost were as follows:

	Years Ended December 31		
	2002	2001	2000
		(in millions)	
Service cost of current period	$ 5.2	$ 5.0	$ 4.8
Interest cost on accumulated benefit obligation	9.9	9.2	8.7
Net amortization and deferral	(.9)	(1.4)	(1.5)
Net postretirement benefit cost	$14.2	$12.8	$12.0

The components of the accumulated postretirement benefit obligation were as follows:

	December 31	
	2002	2001
	(in millions)	
Accumulated postretirement benefit obligation	$155.0	$137.0
Unrecognized net gain from past experience different from that assumed	22.3	31.7
Postretirement benefit liability included in other liabilities	$177.3	$168.7

The weighted average discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation at December 31, 2002 and 2001 was 7% and 7¼%, respectively. At December 31, 2002, the weighted average health care cost trend rate used to measure the accumulated postretirement cost for medical benefits was 9.3% for 2003 and was assumed to decrease gradually to 5% for the year 2009 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount of the accumulated postretirement benefit obligation and the net postretirement benefit cost reported. To illustrate, a one percent increase or decrease in the trend rate for each year would increase or decrease the accumulated postretirement benefit obligation at December 31, 2002 by approximately $25 million and the aggregate of the service and interest cost components of net postretirement benefit cost for the year ended December 31, 2002 by approximately $3 million.

(c) The Corporation and its subsidiaries have a savings plan, the Capital Accumulation Plan, in which substantially all employees are eligible to participate. Under this plan, the employer makes a matching contribution equal to 100% of each eligible employee's pre-tax elective contributions, up to 4% of the employee's compensation. Contributions are invested at the election of the employee in the Corporation's common stock or in various other investment funds. Employer contributions of $20.3 million, $18.6 million and $17.1 million were charged against income in 2002, 2001 and 2000, respectively.

(15) Commitments and Contingent Liabilities

(a) CFS participates in derivative financial instruments, principally as a counterparty in portfolio credit default swaps. CFS's participation in a typical portfolio credit default swap is designed to replicate the performance of a portfolio of corporate securities, a portfolio of asset-backed securities or a specified pool of loans. The Corporation has issued unconditional guarantees with respect to all obligations of CFS arising from these transactions.

CFS's aggregate exposure or retained risk, referred to as notional amounts, from in force derivative financial instruments was as follows:

	December 31	
	2002	2001
	(in billions)	
Portfolio credit default swaps		
Corporate securities	$21.2	$ 4.5
Asset-backed securities	15.5	7.4
Loan portfolios	2.0	2.4
	38.7	14.3
Other	.4	.1
Total	$39.1	$14.4

Notional amounts are used to express the extent of involvement in derivative transactions. The notional amounts are used to calculate the exchange of contractual cash flows and are not necessarily representative of the potential for gain or loss. Notional amounts are not recorded on the balance sheet.

Future obligations with respect to derivative financial instruments are carried at estimated fair value at the balance sheet date and are included in other liabilities. The fair value of future obligations under CFS's derivative financial instruments was as follows:

	December 31	
	2002	2001
	(in millions)	
Portfolio credit default swaps		
Corporate securities	$ 88.2	$14.3
Asset-backed securities	102.5	26.2
Specified loan portfolios	3.6	7.4
	194.3	47.9
Other	9.4	2.0
Total	$203.7	$49.9

(b) A property and casualty insurance subsidiary issued a reinsurance contract to an insurer that provides financial guarantees on asset-backed transactions. At December 31, 2002, the aggregate principal commitments related to this contract for which the subsidiary was contingently liable amounted to approximately $350 million, net of reinsurance. These commitments expire by 2023.

(c) The property and casualty insurance subsidiaries have in force several gas forward purchase surety bonds. The total amount of bonds with one principal, Aquila, Inc., is $550 million. These bonds are uncollateralized. The combined amount of all other gas forward surety bonds is approximately $245 million. Approximately $135 million of these bonds are uncollateralized. The property and casualty insurance subsidiaries' obligations under these bonds will decline over the terms of the bonds, the longest of which extends until 2012. The obligations to pay under these surety bonds could be triggered in the event of a bankruptcy filing with respect to the principal as well as by its failure to supply gas under forward purchase gas contracts. There is currently no reinsurance in place covering the obligations under any of these surety bonds.

(d) The Corporation and its subsidiaries occupy office facilities under lease agreements that expire at various dates through 2019; such leases are generally renewed or replaced by other leases. In addition, the Corporation's subsidiaries lease data processing, office and transportation equipment.

Most leases contain renewal options for increments ranging from two to ten years; certain lease agreements provide for rent increases based on price-level factors. All leases are operating leases.

Rent expense was as follows:

	Years Ended December 31		
	2002	2001	2000
	(in millions)		
Office facilities	$ 94.6	$82.3	$75.2
Equipment	17.0	15.5	14.6
	$111.6	$97.8	$89.8

At December 31, 2002, future minimum rental payments required under non-cancellable operating leases were as follows:

Years Ending December 31	(in millions)
2003	$ 97.4
2004	89.4
2005	78.6
2006	69.0
2007	66.2
After 2007	338.0
	$738.6

(e) The Corporation had certain commitments totaling $425 million at December 31, 2002 to fund limited partnership investments. These capital commitments can be called by the partnerships during the commitment period (on average, 1-4 years) to fund working capital needs or the purchase of new investments.

(16) Earnings Per Share

Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the year. Diluted earnings per share includes the potential dilutive effect of outstanding awards under stock-based employee compensation plans and the mandatorily exercisable warrants to purchase the Corporation's common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31		
	2002	2001	2000
	(in millions except for per share amounts)		
Basic earnings per share:			
Net income	$ 222.9	$ 111.5	$ 714.6
Weighted average number of common shares outstanding	170.5	172.2	174.3
Basic earnings per share	$ 1.31	$ .65	$ 4.10
Diluted earnings per share:			
Net income	$ 222.9	$ 111.5	$ 714.6
Weighted average number of common shares outstanding	170.5	172.2	174.3
Additional shares from assumed exercise of stock-based compensation awards	2.4	3.6	4.0
Weighted average number of common shares and potential common shares assumed outstanding for computing diluted earnings per share	172.9	175.8	178.3
Diluted earnings per share	$ 1.29	$ .63	$ 4.01

In 2002, 2001 and 2000, options to purchase 8.5 million shares, 4.0 million shares and 3.5 million shares of common stock with weighted average exercise prices of $73.07 per share, $76.27 per share and $68.81 per share, respectively, were excluded from the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the Corporation's common stock. For additional disclosure regarding the stock-based compensation awards, see Note (13).

The mandatorily exercisable warrants will have no effect on diluted earnings per share, except during periods when the average market price of a share of the Corporation's common stock is above the threshold appreciation price of $69.10. Since the average market price of the Corporation's common stock during the period the warrants were outstanding was below this price, the shares issuable upon the exercise of the warrants were excluded from the computation of diluted earnings per share.

(17) Comprehensive Income

Comprehensive income is defined as all changes in shareholders' equity, except those arising from transactions with shareholders. Comprehensive income includes net income and other comprehensive income, which for the Corporation consists of changes in unrealized appreciation or depreciation of investments carried at market value and changes in foreign currency translation gains or losses.

The components of other comprehensive income or loss were as follows:

	Years Ended December 31								
	2002			2001			2000		
	Before Tax	Income Tax	Net	Before Tax	Income Tax (Credit)	Net	Before Tax	Income Tax (Credit)	Net
					(in millions)				
Unrealized holding gains arising during the year	$546.0	$191.1	$354.9	$ 50.8	$ 17.8	$ 33.0	$502.8	$136.6*	$366.2
Less: reclassification adjustment for realized gains included in net income	33.9	11.9	22.0	.8	.3	.5	51.5	18.0	33.5
Net unrealized gains recognized in other comprehensive income	512.1	179.2	332.9	50.0	17.5	32.5	451.3	118.6	332.7
Foreign currency translation gains (losses)	25.8	9.3	16.5	(6.7)	(2.2)	(4.5)	(36.6)	(12.9)	(23.7)
Total other comprehensive income	$537.9	$188.5	$349.4	$ 43.3	$ 15.3	$ 28.0	$414.7	$105.7	$309.0

* Reflects a decrease of $39.4 million in a valuation allowance.

(18) Fair Values of Financial Instruments

Fair values of financial instruments are based on quoted market prices where available. Fair values of financial instruments for which quoted market prices are not available are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. In such instances, the derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that could be realized in a current market exchange. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements.

The methods and assumptions used to estimate the fair value of financial instruments are as follows:

(i) The carrying value of short term investments approximates fair value due to the short maturities of these investments.

(ii) Fair values of fixed maturities with active markets are based on quoted market prices. For fixed maturities that trade in less active markets, fair values are obtained from independent pricing services. Fair values of fixed maturities are principally a function of current interest rates. Care should be used in evaluating the significance of these estimated market values which can fluctuate based on such factors as interest rates, inflation, monetary policy and general economic conditions.

(iii) Fair values of equity securities with active markets are based on quoted market prices. For other equity securities, fair values are estimates of value.

(iv) Fair values of real estate mortgages and notes receivable are estimated individually as the value of the discounted future cash flows of the loan, subject to the estimated fair value of the underlying collateral. The cash flows are discounted at rates based on a U.S. Treasury security with a maturity similar to the loan, adjusted for credit risk.

(v) The fair value of the interest rate swap is based on a price quoted by a dealer.

(vi) The carrying value of short term debt approximates fair value due to the short maturities of this debt.

(vii) Long term debt consists of mortgages payable, long term notes and capital securities. Fair values of mortgages payable are estimated using discounted cash flow analyses. Fair values of the long term notes and capital securities are based on prices quoted by dealers.

(viii) Fair values of credit derivatives, principally portfolio credit default swaps, are determined using internal valuation models that are similar to external valuation models. Such valuations require considerable judgment and are subject to significant uncertainty. The fair value of credit default swaps is subject to fluctuations arising from, among other factors, changes in credit spreads, the financial ratings of referenced asset-backed securities, actual credit events reducing subordination, credit correlation within a portfolio, anticipated recovery rates related to potential defaults and changes in interest rates.

The carrying values and fair values of financial instruments were as follows:

	December 31			
	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions)			
Assets				
Invested assets				
Short term investments	$ 1,756.7	$ 1,756.7	$ 956.8	$ 956.8
Fixed maturities (Note 5)				
Held-to-maturity	794.9	850.7	1,218.5	1,282.5
Available-for-sale	17,468.6	17,468.6	14,898.2	14,898.2
Equity securities	992.2	992.2	710.4	710.4
Real estate mortgages and notes receivable (Note 7)	85.7	77.6	97.7	89.0
Interest rate swap	16.0	16.0	—	—
Liabilities				
Short term debt (Note 10)	—	—	199.0	199.0
Long term debt (Note 10)	1,943.1	1,999.9	1,351.0	1,387.1
Credit derivatives (Note 15)	203.7	203.7	49.9	49.9

(19) Segments Information

The property and casualty operations include three reportable underwriting segments and the investment function. The underwriting segments are personal insurance, commercial insurance and specialty insurance. The personal segment targets the personal insurance market. The personal classes include automobile, homeowners and other personal coverages. The commercial segment includes those classes of business that are generally available in broad markets and are of a more commodity nature. Commercial classes include multiple peril, casualty, workers' compensation and property and marine. The specialty segment includes those classes of business that are available in more limited markets since they require specialized underwriting and claim settlement. Specialty classes include executive protection, financial institutions and other specialty coverages.

CFS's non-insurance business is primarily structured credit derivatives, principally as a counterparty in portfolio credit default swap contracts. Previously, such operations were included in corporate and other.

Corporate and other includes investment income earned on corporate invested assets, corporate expenses and the Corporation's real estate and other non-insurance subsidiaries.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note (1). Performance of the property and casualty underwriting segments is based on underwriting results before deferred policy acquisition costs and certain charges. Investment income performance is based on investment income net of investment expenses, excluding realized investment gains.

Distinct investment portfolios are not maintained for each underwriting segment. Property and casualty invested assets are available for payment of claims and expenses for all classes of business. Therefore, such assets and the related investment income are not allocated to underwriting segments.

Revenues, income before income tax and assets of each operating segment were as follows:

	Years Ended December 31		
	2002	2001	2000
		(in millions)	
Revenues			
Property and casualty insurance			
Premiums earned			
Personal insurance	$ 2,130.2	$ 1,847.9	$ 1,620.6
Commercial insurance	2,927.2	2,366.3	2,353.7
Specialty insurance	3,027.9	2,442.2	2,171.6
	8,085.3	6,656.4	6,145.9
Investment income	952.2	914.7	890.8
Total property and casualty insurance	9,037.5	7,571.1	7,036.7
Chubb Financial Solutions non-insurance business	(50.5)	28.9	11.9
Corporate and other	119.4	153.2	151.4
Realized investment gains	33.9	.8	51.5
Total revenues	$ 9,140.3	$ 7,754.0	$ 7,251.5
Income (loss) before income tax			
Property and casualty insurance			
Underwriting			
Personal insurance	$ (1.9)	$ (67.3)	$ 80.7
Commercial insurance	(696.0)	(290.2)	(326.7)
Specialty insurance	(140.5)	(632.8)	160.1
	(838.4)	(990.3)	(85.9)
Increase in deferred policy acquisition costs	212.5	86.8	62.3
Underwriting loss	(625.9)	(903.5)	(23.6)
Investment income	929.4	902.6	879.2
Other charges	(25.3)	(52.3)	(52.2)
Total property and casualty insurance	278.2	(53.2)	803.4
Chubb Financial Solutions non-insurance business	(69.8)	9.2	2.8
Corporate and other loss	(73.9)	(22.8)	(6.7)
Realized investment gains	33.9	.8	51.5
Total income (loss) before income tax	$ 168.4	$ (66.0)	$ 851.0

	December 31		
	2002	2001	2000
		(in millions)	
Assets			
Property and casualty insurance	$32,804.5	$27,767.0	$23,066.1
Corporate and other	1,395.5	1,752.9	2,030.4
Adjustments and eliminations	(85.6)	(70.9)	(69.8)
Total assets	$34,114.4	$29,449.0	$25,026.7

Property and casualty commercial insurance underwriting results for 2002 included aggregate net losses of $700.0 million recognized in the third and fourth quarters related to asbestos and toxic waste claims. Specialty insurance underwriting results for 2002 included a reduction in net surety bond losses of $88.0 million resulting from the settlement of litigation related to Enron Corp.

Property and casualty underwriting results for 2001 included a loss of $635.0 million from the September 11 attack, comprising $20.0 million in personal insurance, $103.2 million in commercial insurance and $511.8 million in specialty insurance. Specialty insurance underwriting results in 2001 also included net surety bond losses of $220.0 million related to the bankruptcy of Enron Corp.

Other charges included goodwill amortization of $19.9 million in both 2001 and 2000. Other charges for 2001 also included $10.0 million for the Corporation's share of the estimated losses of Hiscox from the September 11 attack.

The international business of the property and casualty insurance segment is conducted primarily through subsidiaries that operate solely outside of the United States. Their assets and liabilities are located principally in the countries where the insurance risks are written. International business is also written by branch offices of certain domestic subsidiaries.

Revenues of the property and casualty insurance subsidiaries by geographic area were as follows:

	Years Ended December 31		
	2002	2001	2000
		(in millions)	
Revenues			
United States	$7,518.4	$6,331.9	$5,914.9
International	1,519.1	1,239.2	1,121.8
Total	$9,037.5	$7,571.1	$7,036.7

(20) Shareholders' Equity

(a) The authorized but unissued preferred shares may be issued in one or more series and the shares of each series shall have such rights as fixed by the Board of Directors.

(b) The activity of the Corporation's common stock was as follows:

	Years Ended December 31		
	2002	2001	2000
		(number of shares)	
Common stock issued			
Balance, beginning of year	180,131,238	178,833,278	177,272,322
Share activity under option and incentive plans	165,596	1,297,960	1,560,956
Balance, end of year	180,296,834	180,131,238	178,833,278
Treasury stock			
Balance, beginning of year	10,059,857	3,914,105	1,782,489
Repurchase of shares	1,500,000	7,971,600	3,783,400
Share activity under option and incentive plans	(2,464,695)	(1,825,848)	(1,651,784)
Balance, end of year	9,095,162	10,059,857	3,914,105
Common stock outstanding, end of year	171,201,672	170,071,381	174,919,173

(c) In November 2002, the Corporation issued 24 million mandatorily exercisable warrants to purchase the Corporation's common stock and $600 million of 4% senior notes. The warrants and notes were issued together in the form of 7% equity units. For further discussion of the notes and equity units, see Note (10)(b).

Each warrant obligates the holder to purchase, and obligates the Corporation to sell, on or before November 16, 2005, for a settlement price of $25, a variable number of newly issued shares of the Corporation's common stock. The number of shares of the Corporation's common stock to be purchased will be determined based on a formula that considers the market price of the Corporation's common stock immediately prior to the time of settlement in relation to the $56.64 per share sale price of the common stock at the time the equity units were offered. Upon settlement of the warrants, the Corporation will receive proceeds of approximately $600 million and will issue between approximately 8.7 million and 10.6 million shares of common stock.

The Corporation will make quarterly warrant fee payments to the equity unit holders at a rate of 3% per year on the stated amount of $25 per warrant until the warrant is settled. The $49.9 million present value of the warrant fee payments was accrued as a liability at the date of issuance of the equity units with an offsetting charge to paid-in surplus. The liability is included in other liabilities. Subsequent warrant fee payments will be allocated between this liability account and interest expense based on a constant rate calculation over the term of the warrants. Paid-in surplus also reflected a charge of $15.0 million, representing the portion of the equity unit issuance costs that was allocated to the warrants.

(d) The Corporation has a shareholders rights plan under which each shareholder has one right for each share of common stock of the Corporation held. Each right entitles the holder to purchase from the Corporation one one-thousandth of a share of Series B Participating Cumulative Preferred Stock at an exercise price of $240. The rights are attached to all outstanding shares of common stock and trade with the common stock until the rights become exercisable. The rights are subject to adjustment to prevent dilution of the interests represented by each right.

The rights will become exercisable and will detach from the common stock ten days after a person or group either acquires 20% or more of the outstanding shares of the Corporation's common stock or announces a tender or exchange offer which, if consummated, would result in that person or group owning 20% or more of the outstanding shares of the Corporation's common stock.

In the event that any person or group acquires 20% or more of the outstanding shares of the Corporation's common stock, each right will entitle the holder, other than such person or group, to purchase that number of shares of the Corporation's common stock having a market value of two times the exercise price of the right. In the event that, following the acquisition of 20% or more of the Corporation's outstanding common stock by a person or group, the Corporation is acquired in a merger or other business combination transaction or 50% or more of the Corporation's assets or earning power is sold, each right will entitle the holder to purchase common stock of the acquiring company having a value equal to two times the exercise price of the right.

At any time after any person or group acquires 20% or more of the Corporation's common stock, but before such person or group acquires 50% or more of such stock, the Corporation may exchange all or part of the rights, other than the rights owned by such person or group, for shares of the Corporation's common stock at an exchange ratio of one share of common stock per right.

The rights do not have the right to vote or to receive dividends. The rights may be redeemed in whole, but not in part, at a price of $0.01 per right by the Corporation at any time until the tenth day after the acquisition of 20% or more of the Corporation's outstanding common stock by a person or group. The rights will expire at the close of business on March 12, 2009, unless previously exchanged or redeemed by the Corporation.

(e) The Corporation's insurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). For such subsidiaries, generally accepted accounting principles (GAAP) differ in certain respects from statutory accounting practices. Effective January 1, 2001, the Corporation's U.S. domiciled insurance subsidiaries adopted the National Association of Insurance Commissioners' Codification of Statutory Accounting Principles (Codification). Codification is intended to standardize regulatory reporting to state insurance departments. The adoption of Codification increased the statutory basis policyholders' surplus of the Corporation's insurance subsidiaries at December 31, 2001 by approximately $295 million.

A comparison of shareholders' equity on a GAAP basis and policyholders' surplus on a statutory basis is as follows:

	December 31			
	2002		2001	
	GAAP	Statutory	GAAP	Statutory
	(in millions)			
Property and casualty insurance subsidiaries	$7,843.1	$4,512.2	$6,566.6	$3,814.8
Corporate and other	(983.9)		(41.3)	
	$6,859.2		$6,525.3	

A comparison of GAAP and statutory net income (loss) is as follows:

	Years Ended December 31					
	2002		2001		2000	
	GAAP	Statutory	GAAP	Statutory	GAAP	Statutory
	(in millions)					
Property and casualty insurance subsidiaries	$303.7	$ (49.0)	$ 95.0	$(239.2)	$711.3	$622.2
Corporate and other	(80.8)		16.5		3.3	
	$222.9		$111.5		$714.6	

(f) As a holding company, the Corporation's ability to continue to pay dividends to shareholders and to satisfy its obligations, including the payment of interest and principal on debt obligations, relies on the availability of liquid assets in the Corporation, which is dependent in large part on the dividend paying ability of its property and casualty insurance subsidiaries. Various state insurance laws restrict the Corporation's property and casualty insurance subsidiaries as to the amount of dividends they may pay to the Corporation without the prior approval of regulatory authorities. The restrictions are generally based on net income and on certain levels of policyholders' surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval. During 2002, these subsidiaries paid cash dividends to the Corporation totaling $240 million.

The maximum dividend distribution that may be made by the property and casualty insurance subsidiaries to the Corporation during 2003 without prior approval is approximately $445 million.

REPORT OF INDEPENDENT AUDITORS

ERNST & YOUNG LLP
5 Times Square
New York, New York 10036

The Board of Directors and Shareholders
The Chubb Corporation

We have audited the accompanying consolidated balance sheets of The Chubb Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Chubb Corporation at December 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 28, 2003

Report of Management

Management is responsible for the integrity of the financial information included in this annual report and for ascertaining that such information presents fairly the financial position and operating results of the Corporation. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Such statements include informed estimates and judgments of management for those transactions that are not yet complete or for which the ultimate effects cannot be precisely determined. Financial information presented elsewhere in this annual report is consistent with that in the financial statements.

The accounting systems and internal accounting controls of the Corporation are designed to provide reasonable assurance that assets are safeguarded against losses from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis. In addition, the Corporation's Internal Audit Department systematically reviews these controls, evaluates their adequacy and effectiveness and reports thereon.

The Corporation engages Ernst & Young LLP as independent auditors to audit its financial statements and express their opinion thereon. They have full access to each member of management in conducting their audits. Such audits are conducted in accordance with auditing standards generally accepted in the United States and include a review and evaluation of the system of internal accounting controls, tests of the accounting records and other auditing procedures they consider necessary to express their opinion on the consolidated financial statements.

The Corporation's accounting policies and internal controls are under the general oversight of the Board of Directors acting through its Audit Committee. This Committee is composed entirely of Directors who are not officers or employees of the Corporation. The Committee meets regularly with management, the internal auditors and the independent auditors to review the accounting principles and practices employed by the Corporation and to discuss auditing, internal control and financial reporting matters. Both the internal and independent auditors have, at all times, unrestricted access to the Audit Committee, without members of management present, to discuss the results of their audits, their evaluations of the adequacy of the Corporation's internal accounting controls and the quality of the Corporation's financial reporting, and any other matter that they believe should be brought to the attention of the Committee.

QUARTERLY FINANCIAL DATA

Summarized unaudited quarterly financial data for 2002 and 2001 are shown below. In management's opinion, the interim financial data contain all adjustments, consisting of normal recurring items, necessary to present fairly the results of operations for the interim periods.

	Three Months Ended							
	March 31		June 30		September 30		December 31	
	2002	2001	2002	2001	2002(b)	2001(c)	2002(d)	2001(e)
	(in millions except for per share amounts)							
Revenues	$2,105.2	$1,891.5	$2,223.5	$1,914.5	$2,364.4	$1,956.3	$2,447.2	$1,991.7
Claims and expenses(a)	1,860.3	1,682.1	1,961.9	1,748.3	2,797.0	2,383.7	2,352.7	2,005.9
Federal and foreign income tax (credit)	46.7	34.4	51.4	19.4	(190.5)	(188.4)	37.9	(42.9)
Net income (loss)	$ 198.2	$ 175.0	$ 210.2	$ 146.8	$ (242.1)	$ (239.0)	$ 56.6	$ 28.7
Basic earnings (loss) per share	$ 1.17	$ 1.00	$ 1.22	$ .84	$ (1.42)	$ (1.40)	$ .33	$ .17
Diluted earnings (loss) per share	$ 1.15	$ .97	$ 1.20	$ .83	$ (1.42)	$ (1.40)	$ .33	$ .16
Underwriting ratios								
Losses to premiums earned	64.4%	67.0%	66.2%	70.0%	98.8%	105.7%	70.3%	79.9%
Expenses to premiums written	31.5	32.9	31.8	33.5	31.2	32.1	30.9	32.0
Combined	95.9%	99.9%	98.0%	103.5%	130.0%	137.8%	101.2%	111.9%

(a) Effective January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill is no longer amortized. Goodwill amortization in each of the quarters of 2001 was approximately $5 million (approximately $0.03 per share).

(b) In the third quarter of 2002, claims and expenses included net losses of $625.0 million ($406.3 million after-tax or $2.38 per basic and diluted share) related to asbestos and toxic waste claims. Excluding the impact of such losses, the losses to premiums earned ratio was 68.7% and the combined ratio was 99.9%.

(c) In the third quarter of 2001, revenues included reinstatement premiums of $30.0 million and claims and expenses included costs of $675.0 million related to the September 11 attack. Net income for the quarter was reduced by $420.0 million or $2.46 per basic and diluted share for the after-tax effect of the net costs. Excluding the impact of the September 11 attack, the losses to premiums earned ratio was 67.2%, the expenses to premiums written ratio was 32.7% and the combined ratio was 99.9%.

(d) In the fourth quarter of 2002, claims and expenses included net losses of $75.0 million ($48.7 million after-tax or $0.29 per basic and diluted share) related to asbestos claims and a reduction in net surety losses of $88.0 million ($57.2 million after-tax or $0.33 per basic and diluted share) resulting from the settlement of litigation related to Enron Corp. Excluding the effect of such losses, the losses to premiums earned ratio was 70.9% and the combined ratio was 101.8%. Federal and foreign income tax included a $40.0 million ($0.23 per basic and diluted share) tax valuation allowance from not being able to recognize, for accounting purposes, certain U.S. tax benefits related to European losses.

(e) In the fourth quarter of 2001, claims and expenses included net surety bond losses of $220.0 million related to the bankruptcy of Enron Corp., resulting in an after-tax charge to net income of $143.0 million or $0.83 per diluted share ($0.85 per basic share). Excluding the effect of the Enron surety losses, the losses to premiums earned ratio for the quarter was 67.0% and the combined ratio was 99.0%.

COMMON STOCK DATA

The common stock of the Corporation is listed and principally traded on the New York Stock Exchange (NYSE) under the trading symbol "CB". The following are the high and low closing sale prices as reported on the NYSE Composite Tape and the quarterly dividends declared per share for each quarter of 2002 and 2001.

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock prices				
High	$75.32	$78.20	$70.51	$62.23
Low	65.20	69.35	53.91	52.20
Dividends declared	.35	.35	.35	.35

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock prices				
High	$83.44	$79.00	$76.89	$77.66
Low	65.27	64.32	58.59	66.02
Dividends declared	.34	.34	.34	.34

At January 31, 2003, there were approximately 6,100 common shareholders of record.

The declaration and payment of future dividends to the Corporation's shareholders will be at the discretion of the Corporation's Board of Directors and will depend upon many factors, including the Corporation's operating results, financial condition and capital requirements, and the impact of regulatory constraints discussed in Note (20)(f) of the Notes to Consolidated Financial Statements.

Chubb & Son, a division of Federal Insurance Company

Managing Directors

John L. Angerami
Joel D. Aronchick
Ronald G. Bennett
Jon C. Bidwell
Joanne L. Bober
James P. Bronner
Alan C. Brown
Malcolm B. Burton
John F. Casella
Michael J. Casella
Terrence W. Cavanaugh
Robert C. Cox
Jimmy R. Deaderick
John J. Degnan
William J. Falsone
George R. Fay
Edward J. Fernandez
John D. Finnegan
David S. Fowler
Gregory Georgieff
Chris J. Giles
John H. Gillespie
Baxter W. Graham
Mark E. Greenberg
Donna M. Griffin
Henry G. Gulick
Walter P. Guzzo
David G. Hartman
Jayne E. Hill
Kim D. Hogrefe
Doris M. Johnson
Ralph E. Jones, III
John F. Kearney
John F. Kirby, Jr.
Mark P. Korsgaard
Paul J. Krump
Donald B. Lawson
Robert M. Lynyak
Michael J. Marchio
George F. Marts
Charles G. McCaig
Andrew A. McElwee, Jr.
Donald E. Mergen
Ellen J. Moore
Harold L. Morrison, Jr.
Thomas F. Motamed
D. Udo Nixdorf
Joseph C. O'Donnell
Michael O'Reilly
Gary C. Petrosino
Steven R. Pozzi
Marjorie D. Raines
Dino E. Robusto
Paul F. Romano
Parker W. Rush
Henry B. Schram
Timothy J. Szerlong
Robert W. Teschke
Janice M. Tomlinson
Gary Trust
William P. Tully
Bert Van Der Vossen
Thomas T. Warden
Herman G. Weiss

Officers

Chairman and Chief Executive Officer
John D. Finnegan

President and Chief Operating Officer
Thomas F. Motamed

Executive Vice Presidents
John J. Degnan
George R. Fay
Ralph E. Jones, III
Paul J. Krump
Michael J. Marchio
Andrew A. McElwee, Jr.
Michael O'Reilly

Senior Vice Presidents
John L. Angerami
Joel D. Aronchick
William D. Arrighi
Donald E. Barb
Mark L. Berthiaume
Jon C. Bidwell
Julia T. Boland
George F. Breuer
James P. Bronner
Deborah L. Bronson
David J. Brosnan
Alan C. Brown
R. Jeffery Brown
Timothy D. Buckley
Malcolm B. Burton
Gerard M. Butler
John F. Casella
Michael J. Casella
Terrence W. Cavanaugh
Mario J. Chiappetti
Robert C. Cox
Gardner R. Cunningham, Jr.
Robert F. Dadd
D. Scott Dalton
James A. Darling
Jimmy R. Deaderick
Christophe N. DiSipio
Kathleen M. Dubia
Kathleen S. Ellis
Timothy T. Ellis
William J. Falsone
Edward J. Fernandez
Philip W. Fiscus
Sean M. Fitzpatrick
Thomas V. Fitzpatrick
Susan A. Gaffney
James E. Gardner
Gregory Georgieff
Chris J. Giles
John H. Gillespie
Baxter W. Graham
Jeffrey S. Grange
Lawrence Grant
Mark E. Greenberg
Donna M. Griffin
Charles S. Gunter
Walter P. Guzzo
Jayne E. Hill
Kevin G. Hogan
Kim D. Hogrefe
Kristen A. Holden
Susan R. Huntington
Patricia A. Hurley
Gerald A. Ippolito
Doris M. Johnson
John F. Kearney
John J. Kennedy
John F. Kirby, Jr.
James P. Knight
Mark P. Korsgaard
Eric T. Krantz
Andrew N. LaGravenese
Kathleen S. Langner
Donald B. Lawson
Kevin J. Leidwinger
Paul L. Lewis
Robert W. Lingeman
Amelia C. Lynch
Robert M. Lynyak
Richard C. Mahle
George F. Marts
Robert A. Marzocchi
Charles G. McCaig
Thomas J. McCormack
Donald E. Mergen
Michelle D. Middleton
John J. Mizzi
Ellen J. Moore
Frank Morelli
Harold L. Morrison, Jr.
Kevin M. Neary
Frances D. O'Brien
Joseph C. O'Donnell
Moses I. Ojeisekhoba
Bridget Onda
Daniel A. Pacicco
Robert A. Patulo
Joseph V. Perno
Gary C. Petrosino
Steven R. Pozzi
Edward J. Radzinski
Daniel R. Reid
Christoph C. Ritterson
Dino E. Robusto
Paul F. Romano
Evan J. Rosenberg
Lee M. Roth
Parker W. Rush
Celia Santana
Timothy M. Shannahan
Richard I. Simon
Patricia Skold
Gail W. Soja
Richard P. Soja
Edward G. Spell
Paul M. Stachura
John M. Swords
Timothy J. Szerlong
Clifton E. Thomas
Bruce W. Thorne
Janice M. Tomlinson
Roger D. Trachsel
Gary Trust
Peter J. Tucker
William P. Tully
Carole J. Weber
Richard V. Werner
James L. West
Kathleen O. Zortman

Senior Vice President and Chief Accounting Officer
Henry B. Schram

Senior Vice President and Chief Actuary
David G. Hartman

Senior Vice Presidents and Actuaries
W. Brian Barnes
James E. Biller
Adrienne B. Kane
Michael F. McManus
Keith R. Spalding

Senior Vice President and General Counsel
Joanne L. Bober

Senior Vice President and Deputy General Counsel
William J. Murray

Senior Vice President and Secretary
Henry G. Gulick

Senior Vice President and Treasurer
Philip J. Sempier

Vice Presidents
Jill A. Abere
Vincent R. Agnew
Valerie A. Aguirre
Peter L. Aitken
James D. Albertson
James E. Altman
John C. Anderson
Mary S. Aquino
Michael Arcuri
Ronald J. Arigo
Brendan Arnott
Robert J. Asensio
Mary Ann Avnet
Dorothy M. Badger
Kirk O. Bailey
Walter Baker, Jr.
Gregory P. Barabas
Achiles I. Barbatsoulis
David A. Barclay
Frances M. Barfoot
Richard W. Barnett
William E. Barr, Jr.
John A. Barrett
Bret A. Bartak
Wayne A. Bayer
John L. Bayley
Arthur J. Beaver
R. Kerry Besnia
David H. Bissell
Stanley V. Bloom
Peter G. Boccher
Charles A. Borda
Thomas S. Botsford
Thomas B. Breiner
Jeffrey M. Brown
Jeff H. Brundrett
John E. Bryer, III
Patricia A. Bubb
John A. Burkhart, III
James D. Butchart
Paul J. Butler
Walter K. Cain
Robert E. Callard
Scott Carroll
James M. Carson
John C. Cavanaugh
Michael A. Chang
Steven M. Chirico
Kenneth Chung
Richard A. Ciullo
Laura B. Clark
Frank L. Claybrooks
Theodore R. Clayton
Arthur W. Cohen
William T. Conway
John P. Coonan
Timothy J. Covello
Edwin E. Creter
William S. Crowley
Douglas J. Dalrymple
Christina A. Dart
Mark W. Davis
Bruce V. Day
Carol A. DeFrance
Gary R. DeLong
Phillip C. Demmel
Joseph C. Dempsey
John M. DeNegre
Susan DeVries Amelang
Debra A. Diken
Timothy R. Diveley
Robert J. Donnelly
Brian J. Douglas
Alfred C. Drowne
Mark D. Dugle
Keith M. Dunford
Leslie L. Edsall
Richard J. Edsall
Timothy G. Ehrhart
James P. Ekdahl
Rick J. Eldridge
Nilo S. Enriquez
Victoria S. Esposito
Timothy J. Farr
Michele N. Fincher
Philip G. Folz
Lori D. Fouche
Patrick G. Fouche
Paul W. Franklin
John B. Fuoss
Frederick W. Gaertner
Anthony S. Galban
Thomas J. Ganter
Michael Garceau
Wallace W. Gardner, Jr.
Donald M. Garvey, Jr.
Robert D. Gates
Mark D. Gatliff
Ned I. Gerstman
John C. Gibson, Jr.
Karen R. Gladden
Josephine A. Goodwin
Luis A. Granados
Perry S. Granof
Thomas A. Guitian
Marc R. Hachey
Nancy Halpin-Birkner
Robert A. Hamburger
James R. Hamilton
Lawrence T. Hannon, Jr.
James Hasley
Gary L. Heard
Michael W. Heembrock
John Hernandez
Steven D. Hernandez
Frederick P. Hessenthaler
Maureen Y. Higdon
Henry B. Hoffer
Jeffrey Hoffman
Pamela D. Hoffman
Robert S. Holley, Jr.
Edward I. Howard
Michael S. Howey
Thomas B. Howland
Robert A. Ivey, III
Patricia L. Jackson-Hall
Steven Jakubowski
Mark James
John M. Jeffrey
Colleen A. Jennings
Bradford W. Jones
John J. Juarez, Jr.
Celine E. Kacmarek
Susan M. Kalison Karp
David L. Keenan
Debra Ann Keiser
Timothy J. Kelly
Bettina F. Kelly
Thomas R. Kerr
Patricia J. Key
Elsbeth Kirkpatrick
Margaret A. Klose
Cille Koch
Joseph M. Korkuch
Linda A. Kortlandt
Kathleen W. Koufacos
Ulli Krell
John B. Kristiansen
Jacqueline T. La Rock
James V. Lalor
Paul A. Larson
Mary M. Leahy
Leopold H. Lemmelin, II
Kelly Lewis
Robert A. Lippert
Frederick W. Lobdell
Mark A. Locke
Donna M. Lombardi
Kathleen K. Lubin
Matthew E. Lubin
Beverly J. Luehs
Robert Lynch
Helen A. Maksymiuk
Michael J. Maloney
Barry K. Mansour
Michael L. Marinaro
Kathleen P. Marvel
Melissa S. Masles
Brian Mates
Richard D. Mauk
Frances K. McGuinn
David P. McKeon
Elizabeth C. McCarthy
James C. McCarthy
Lisa M. McGee
Denise B. Melick
Robert Meola
Joseph G. Merten
Scott D. Meyers
Robert P. Midwood
Mark A. Mileusnic
Ann M. Minzner Conley
John Moeller
Andrea M. Mollica
Terry D. Montgomery
Gregory D. Moore
Paul N. Morrissette
Matthew A. Mueller
Richard P. Munson
Lauren C. Nagle
James R. Nast
Lynn S. Neville
Jennifer K. Newsom
Catherine J. Nikoden
Stanley D. Nixon
Douglas A. Nordstrom
Raymond C. O'Byrne
Nancy A. O Donnell
Kelly P. O'Leary
Michael W. O'Malley
John A. O'Mara
Michael D. Oppe
Kathleen A. Orenczak
John S. Osaben
Joan L. O'Sullivan
Peter Palermo
Joseph A. Palladino
Kristen Park
Nancy D. Pate-Nelson
Audrey L. Petersen
Jane M. Peterson
Jeffrey Peterson
Irene D. Petillo
Donald W. Petrin
James J. Pittinger
Mary Beth Pittinger
James H. Proferes
Paul T. Pruett
Eric Pruss
Joseph W. Ptaszynski
William J. Puleo
Douglas J. Purcell
Marlin J. Quick
Marjorie D. Raines
Richard D. Reed
Richard P. Reed
Robert Reedy
Joseph A. Riccio
Jenifer L. Rinehart
Barbara Ring
Eric M. Rivera
Nicholas Rizzi
Frank E. Robertson
Mark J. Robinson

(Continued)

CHUBB & SON, A DIVISION OF FEDERAL INSURANCE COMPANY (CONTINUED)

Officers

David C. Robinson
Anne Rocco
Edward F. Rochford
Marylou Rodden
Beatriz Rodriguez
Thomas J. Roessel
James Romanelli
Mary E. Russo
Jeffrey W. Ryan
Ruth M. Ryan
Judith A. Sammarco
Robert F. Santoro
Patricia L. Sarant
Mary A. Scelba
Eric D. Schall
Anthony C. Schiavone
Robert F. Schmid
Michael A. Schraer
Brad S. Schrum
Robert D. Schuck
Steven Schulman
Mark L. Schussel

Doreen Sempier
Ashwin K. Shah
Mary T. Sheridan
Anthony W. Shine
Donald L. Siegrist, Jr.
Michael A. Slor
John P. Smith
Kevin G. Smith
Scott E. Smith
Veronica Somarriba
Victor J. Sordillo
Jody E. Specht
Scott R. Spencer
Michael E. Stapleton
Mario A. Stassi
Kurt R. Stemmler
Kenneth J. Stephens
Victor C. Stewman
Lloyd J. Stoik
Dorit D. Straus
Diane T. Strehle
Paul A. Sullivan

Joel M. Tealer
Scott B. Teller
Joseph R. Teresi
Robert W. Teschke
James S. Thieringer
Peter J. Thompson
Kathleen M. Tierney
Edward Tirpak
Dionysia G. Toregas
Richard E. Towle
Joel S. Townsend
William C. Turnbull, Jr.
Michele E. Twyman
Richard L. Ughetta
Paula C. Umreiko
Jeffrey A. Updyke
Emily J. Urban
Louise E. Vallee
Edgardo Van Rhyn
Nivaldo Venturini
Peter H. Vogt, II
Kirk A. Voisin

Richard Vreeland
Jill E. Wadlund
Charles J. Walkonis
Susan C. Waltermire
Christine Wartella
Walter B. Washington
Evan P. Wasserman
Maureen B. Waterbury
Ryan L. Watson
Errol L. Whisler
W. James White, Jr.
Judith A. Wieland
Robert C. Wigger
David B. Williams
Owen E. Williams
G. Eugene Williams
Jeremy N.R. Winter
Suzanne L. Witt
Alan J. Wonsowski
Gary C. Woodring
Glenn J. Wright
Stephen J. Zappas

Ann H. Zaprazny
Cynthia Zegel

Vice Presidents and Actuaries
Peter V. Burchett
Joseph E. Freedman
Linda M. Groh
Kevin A. Kesby
Heather E. Yow

Vice President and Coverage Counsel
Louis Nagy

Vice Presidents and Associate Counsels
Matthew Campbell
Suzanne Johnson
Susan J. Murr
Stephen P. Tasy
Linda F. Walker

FEDERAL INSURANCE COMPANY

Officers

Chairman and Chief Executive Officer
John D. Finnegan

President and Chief Operating Officer
Thomas F. Motamed

Senior Vice Presidents
Brendon R. Allan
Stanley V. Bloom
Roger C.P. Brookhouse
John J. Degnan
Ian R. Faragher
Chris J. Giles
Christopher Hamilton
Mark T. Lingafelter
Frederick W. Lobdell
Donald E. Mergen
Michael O'Reilly
Gary C. Petrosino

Senior Vice President and General Counsel
Joanne L. Bober

Vice Presidents
Paul Baldacchino
Stephen Blasina
Rohan Borrell
Thomas B. Breiner
Malcolm B. Burton
Robert E. Callard
Michael J. Casella
Terrence W. Cavanaugh
Jackie Chang
Bay Hon Chin
Michael Collins
Andre Dallaire
Jonathan Doherty
Rick J. Eldridge
Brant W. Free, Jr.
Baxter W. Graham
Lawrence Grant
Rick A. Gray
Michael S. Howey
George X.Z. Huang
Jon Kaye
James E. Kerns
Irene Liang
Amelia C. Lynch
Robert A. Marzocchi
Melissa S. Masles
David P. McKeon
Mark A. Mileusnic
Mark B. Mitchell
Glenn A. Montgomery
Douglas J. Purcell
Marjorie D. Raines
Frank E. Robertson
Parker W. Rush
Henry B. Schram
Stephen P. Tasy
Janice M. Tomlinson
Stephen P. Warren
Wolfgang Weis
Kiyoshi Yamamoto
Doreen Yip

Vice President and Actuary
David G. Hartman

Vice President and Secretary
Henry G. Gulick

Vice President and Treasurer
Philip J. Sempier

CHUBB INSURANCE COMPANY OF CANADA

Directors

Joel D. Aronchick
Diane P. Baxter
Denis C. Brown
John D. Finnegan
Barry T. Grant
D. Udo Nixdorf
Crawford W. Spratt
James D. Thorndycraft
Janice M. Tomlinson

Officers

Chairman, President and Chief Executive Officer
Janice M. Tomlinson

Senior Vice Presidents
Diane P. Baxter
Giovanni Damiano
James V. Newman
D. Udo Nixdorf
Richard F. Nobles
Susan Vella

Senior Vice President and Chief Financial Officer
Geoffrey D. Shields

Vice Presidents
Jean Bertrand
Barry Blackburn
Leeann Boyd
Nicole Brouillard
David Crozier
Patricia Ewen
Ronee German
Gale Lewis
Susan MacEachern
Mary Maloney
Michael J. Orrell
Garth Pepper
David Price
Sami Sayegh
Fred Shurbaji
Andrew Steen
Thomas T. Warden

Secretary
Crawford W. Spratt

CHUBB INSURANCE COMPANY OF EUROPE, S.A.

Directors

Joel D. Aronchick
Gregory Georgieff
Chris J. Giles
Kevin O'Shiel
Sir David G. Scholey, CBE
Bert Van Der Vossen

Officers

President and Chief Executive Officer
Chris J. Giles

Executive Vice President
Gregory Georgieff

Senior Vice Presidents
David J. Brosnan
Paul Chapman
Carlos Merino
Karen Morris
Moses I. Ojeisekhoba
Jalil Rehman
John Sims
Bert Van Der Vossen
Paul R. Van Pelt
Thomas T. Warden

Senior Vice President and Chief Financial Officer
Kevin O'Shiel

Senior Vice President and Actuary
Colin Crouch

Vice Presidents
David Adams
Didier Arminjon
Jan Auerbach
Lotfi Baccouche
Ron Bakker
Janic Baudrihaye
Hubert Belanger
Bernhard Budde
Baudouin Caillemer
Clive Chipperfield
Bernard Claudinon
Joe Copp
Bijan Daftari
Thierry Daucourt
Christian De Hericourt
Philippe Deverdun
Robert Dimsey
Jonathan Dye
Halcyon Ellis
Johannes Etten
Richard Eveleigh
Andre Ford
Barry Goldsmith
Rick A. Gray
Carolyn Hamilton
Eric Hassel
Robert Haury
Isabelle Hilaire
Horst Ihlas
Cille Koch
Monique Kooijman
Andreas Luberichs
Daniel Maurer
Andrew McKee
Simon Mobey
Miguel Molina
Tom Newark
Clemens Nieuwenstein
Rene Nieuwland
Jonathan Phillips
Hugh Pollington
Jonathan Poole
David Robinson
John Roome
Vittorio Scala
Henrik Schwiening
Covington Shackleford
Alan Sheil
Eric Sidgwick
Chris Tait
Lindsay Taylor
Peter Thomas
Robert Trott
Helen Turner
Albert Van Kerckhoven
Simon Warner
Wolfgang Weis
Bernd Wiemann
Simon Wood
Miles Wright

Vice President, General Counsel and Secretary
Ranald T.I. Munro

Subsidiaries

Property and Casualty Insurance

Federal Insurance Company
Vigilant Insurance Company
Great Northern Insurance Company
Pacific Indemnity Company
Northwestern Pacific Indemnity Company
Texas Pacific Indemnity Company
Executive Risk Indemnity Inc.
Executive Risk Specialty Insurance Company
Quadrant Indemnity Company
Chubb Custom Insurance Company
Chubb Corporate Solutions Insurance Company
Chubb Indemnity Insurance Company
Chubb Insurance Company of New Jersey
Chubb National Insurance Company
Chubb Atlantic Indemnity, Ltd.
Chubb Insurance Company of Australia, Limited
Chubb Insurance Company of Canada
Chubb Insurance Company of Europe, S.A.
Chubb Argentina de Seguros, S.A.
Chubb do Brasil Companhia de Seguros
Chubb de Colombia Compañía de Seguros S.A.
Chubb de Chile Compañía de Seguros Generales S.A.
Chubb de Mexico, Compania Afianzadora, S.A. de S.V.
Chubb de Mexico, Compania de Seguros, S.A. de S.V.
Chubb de Venezuela Compania de Seguros C.A.
PT Asuransi Chubb Indonesia

Property and Casualty Insurance Underwriting Managers

Chubb & Son, a division of Federal Insurance Company
Chubb Custom Market, Inc.
Chubb Multinational Managers Inc.

Reinsurance

Harbor Island Indemnity Ltd.

Reinsurance Services

Chubb Re, Inc.

Consulting — Claims Administration — Services

Chubb Services Corporation

Insurance Agencies

Personal Lines Insurance Brokerage, Inc.
Chubb Insurance Solutions Agency, Inc.

Financial Services

Chubb Financial Solutions, Inc.
Chubb Financial Solutions LLC

Financing

Chubb Capital Corporation

Registered Investment Adviser

Chubb Asset Managers, Inc.

Real Estate

Bellemead Development Corporation

Post Secondary Education

The Chubb Institute, Inc.

Affiliates

Allied World Assurance Company, Ltd.
Bhakdikij Company Ltd.
Chubb Insurance Company (Thailand), Limited

THE CHUBB CORPORATION

Directors



ZOË BAIRD
President
The Markle Foundation



JOHN C. BECK
Of Counsel
Beck, Mack &
Oliver LLC



SHEILA P. BURKE
Under Secretary For American Museums and National Programs
Smithsonian Institution



JAMES I. CASH, JR.
Professor
Harvard Business School



PERCY CHUBB, III
Former Vice Chairman
Director Emeritus



JOEL J. COHEN
Chairman of the Board



JAMES M. CORNELIUS
Chairman
Guidant Corporation



JOHN D. FINNEGAN
President and Chief Executive Officer



DAVID H. HOAG
Former Chairman and Chief Executive Officer
The LTV Corporation



DR. KLAUS J. MANGOLD
President and Chief Executive Officer
DaimlerChrysler Services AG



WARREN B. RUDMAN
Of Counsel
Paul, Weiss, Rifkind,
Wharton & Garrison LLP



SIR DAVID G. SCHOLEY, CBE
Senior Advisor
UBS Warburg



RAYMOND G.H. SEITZ
Vice Chairman
Lehman Bros. International
(Europe)



LAWRENCE M. SMALL
Secretary
Smithsonian Institution



KAREN HASTIE WILLIAMS
Partner
Crowell & Moring LLP



JAMES M. ZIMMERMAN
Chairman
Federated Department Stores, Inc.



ALFRED W. ZOLLAR
General Manager
eServer iSeries

All of the above directors are also directors of Federal Insurance Company. Certain are also directors of other subsidiaries of the Corporation.

Officers

Chairman of the Board
JOEL J. COHEN

President and Chief Executive Officer
JOHN D. FINNEGAN

Vice Chairman and Chief Operating Officer
THOMAS F. MOTAMED

Vice Chairman and Chief Administrative Officer
JOHN J. DEGNAN

Vice Chairman, Chief Investment Officer and acting Chief Financial Officer
MICHAEL O'REILLY

Senior Vice Presidents
DANIEL J. CONWAY
BRANT W. FREE, JR.
FREDERICK W. GAERTNER
NED I. GERSTMAN
MARK E. GREENBERG
ANDREW A. MCELWEE, JR.
GLENN A. MONTGOMERY
MARJORIE D. RAINES
HENRY B. SCHRAM

Senior Vice President and General Counsel
JOANNE L. BOBER

Senior Vice President and Counsel
MICHAEL J. O'NEILL, JR.

Vice Presidents
STEPHEN A. FULLER
PAUL R. GEYER
MARC R. HACHEY
MARYLU KORKUCH
ROBERT A. MARZOCCHI
JENIFER L. RINEHART
THOMAS J. SWARTZ, III
RICHARD V. WERNER
ROBERT M. WITKOFF

Vice President and Associate Counsel
JOHN E. WISINGER

Vice President and Secretary
HENRY G. GULICK

Vice President and Treasurer
PHILIP J. SEMPIER

Dividend Agent, Transfer Agent and Registrar

EQUISERVE TRUST COMPANY, N.A.
P.O. BOX 2500
JERSEY CITY, NJ 07303-2500
TELEPHONE 800-317-4445
COMPANY CODE 1816
www.EquiServe.com

Stock Listing

THE COMMON STOCK OF THE CORPORATION IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL CB.

The Chubb Corporation

15 MOUNTAIN VIEW ROAD, P.O. BOX 1615
WARREN, NJ 07061-1615
TELEPHONE (908) 903-2000
www.chubb.com

Photography GREG LESHÉ, PAGES 1, 3, 5, 13; REUTERS, PAGE 16; ALLAN H. SHOEMAKE, PAGES 9 -12, 14, 15.

THE CHUBB CORPORATION
15 Mountain View Road, P.O. Box 1615
Warren, New Jersey 07061-1615
Telephone: (908) 903-2000
www.chubb.com